AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 2007

Registration No. 333-

811-06144

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

                      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]

Pre-Effective Amendment No.

Post-Effective Amendment No.

and

                      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 24

SEPARATE ACCOUNT VA DD

(Exact Name of Registrant)

(Formerly Peoples Benefit Life Insurance Company Separate Account IV)

MONUMENTAL LIFE INSURANCE COMPANY

(Name of Depositor)

Peoples Benefit Life Insurance Company

(former name of Depositor)

4333 Edgewood Road N.E.

Cedar Rapids, IA 52499-0001

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (319) 355-8330

Darin D. Smith, Esq.

Monumental Life Insurance Company

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Copy to:

Frederick R. Bellamy, Esq.

Sutherland, Asbill and Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004-2415

Title of Securities Being Registered:             Flexible Premium Variable Annuity Policies

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Vanguard Variable Annuity

Prospectus

October 1, 2007

Issued Through Separate Account VA DD (formerly Peoples Benefit Life Insurance Company Separate Account IV)

By Monumental Life Insurance Company (formerly Peoples Benefit Life Insurance Company)

The Vanguard Variable Annuity (the “Contract”) provides a means of investing on a tax-deferred basis in Portfolios of Vanguard Variable Insurance Fund

Money Market Portfolio

Short-Term Investment-Grade Portfolio

Total Bond Market Index Portfolio

High Yield Bond Portfolio

Balanced Portfolio

Equity Income Portfolio

Diversified Value Portfolio

Total Stock Market Index Portfolio

Equity Index Portfolio

Mid-Cap Index Portfolio

Growth Portfolio

Capital Growth Portfolio

Small Company Growth Portfolio

International Portfolio

REIT Index Portfolio

The Contract is intended for retirement savings or other long-term investment purposes. You bear all investment risk (including the possible loss of principal), and investment results are not guaranteed. The Contract provides a Free Look Period of at least 10 days (20 days or more in some instances) during which the Contract may be cancelled.

Why Reading This Prospectus Is Important

This prospectus explains the Vanguard Variable Annuity. Reading the Contract prospectus will help you decide whether the Contract is the right investment for you. The Contract prospectus must be accompanied by a current prospectus for Vanguard Variable Insurance Fund, which discusses in greater depth the objective, risks, and strategies of each Portfolio of Vanguard Variable Insurance Fund. Please read them both carefully before you invest and keep them for future reference. A Statement of Additional Information for the Contract prospectus has been filed with the Securities and Exchange Commission, is incorporated by reference, and is available free by writing to Vanguard Annuity and Insurance Services, P.O. Box 1105, Valley Forge, PA 19482-1105 or by calling 1-800-522-5555 on business days between 8 a.m. and 8 p.m., Eastern time. The Table of Contents for the Statement of Additional Information is included at the end of the Contract prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Contract is available in all states except New York.

This prospectus does not constitute an offering in any jurisdiction where it would be unlawful to make an offering like this. No one has been authorized to give any information or make any representations about this offering other than those contained in this prospectus. You should not rely on any other information or representations.

Contents

1	Cross Reference to Definitions

2	Summary

6	Fee Table

8	Example

8	The Annuity Contract

9	Annuity Payments

11	Purchase

14	Investment Options

19	Expenses

21	Taxes

23	Access to Your Money

25	Performance

25	Death Benefit

28	Other Information

30	Table of Contents of Statement of Additional Information

31	Appendix (Condensed Financial Information)

CROSS REFERENCE TO DEFINITIONS

We have generally defined the technical terms associated with the Contract where they are used in this prospectus. The following list shows where certain of the more technical and more frequently used terms are defined in this prospectus. In the text you can easily locate the defined word because it will appear in bold type or its definition will be covered in a space on the page set aside specifically for discussion of the term.

Accumulated Value	14

Accumulation Phase	9

Accumulation Unit	14

Accumulation Unit Value	14

Adjusted Partial Withdrawal	26

Annuitant	26

Annuity Payment Options	9

Beneficiary(ies)	26

Business Day	11

Company	2

Contract	8

Contract Date	12

Contract Owner	28

Free Look Period	28

Income Date	9

Income Phase	9

Initial Premium Payment	11

Joint Annuitant	26

Net Premium Payment	12

Non-Qualified Contract	8

Portfolios	14

Premium Tax	12

Premium Payment	12

Qualified Contract	12

Separate Account	2

Subaccounts	2

Tax Deferral	21

Vanguard Variable Insurance Fund	2

1

Summary

The sections in this Summary provide you with a concise discussion of the major topics covered in this prospectus. Each section of the Summary is discussed in greater detail in the main body of the prospectus at corresponding section headings. Please read the full prospectus carefully.

THE ANNUITY CONTRACT

The Vanguard Variable Annuity is a flexible-premium variable annuity offered by Monumental Life Insurance Company (formerly Peoples Benefit Life Insurance Company) (the “Company”). The Contract provides a means of investing on a tax-deferred basis in various Subaccounts that invest in the portfolios of Vanguard Variable Insurance Fund (the “Portfolios”).

Who Should Invest

The Contract is intended for long-term investors who want tax-deferred accumulations of funds, generally for retirement but also for other long-term purposes.

The Contract provides benefits in two distinct phases: accumulation and income.

The Accumulation Phase

During the Accumulation Phase, you choose to allocate your investment in the Contract among the various Subaccounts that invest in the Vanguard Portfolios available under the Contract. You can contribute additional dollars to the Contract and you can take withdrawals from the Contract during the Accumulation Phase. The value of your investment depends on the investment performance of the Subaccounts you choose. Your earnings are generally not taxed during this phase unless you withdraw them.

The Income Phase

During the Income Phase, you can receive regular annuity payments on a fixed or variable basis and for various periods of time depending on your need for income and the choices available under the Contract. See Annuity Payments, page 9, for more information about Annuity Payment Options.

Vanguard Variable Insurance Fund

The Subaccounts available for investment under the Contract invest in Portfolios of Vanguard Variable Insurance Fund (the Fund), an open-end investment company. The Fund is a member of The Vanguard Group Inc. (Vanguard), a family of 36 investment companies with more than 140 distinct investment portfolios holding assets in excess of $1 trillion.

ANNUITY PAYMENTS

During the Income Phase, you receive regular annuity payments under a wide range of Annuity Payment Options. The Contract allows you to receive an income guaranteed for as long as you live or until the second of two people dies. You may also choose to receive a guaranteed number of payments over a number of years. Most Annuity Payment Options are available on either a variable basis (where the amount of the payment rises or falls depending on the investment performance of the Subaccount you have chosen) or a fixed basis (where the payment amount is guaranteed).

PURCHASE

You can buy the Contract with a minimum investment of $5,000 under most circumstances. You can add $250 or more at any time during the Accumulation Phase. Totals of all Premium Payments that exceed $5,000,000 may require prior approval from the Company.

INVESTMENT OPTIONS

When you purchase the Contract, your Premium Payments are deposited into the Separate Account VA DD (formerly Peoples Benefit Life Insurance Company Separate Account IV) (the Separate Account). The Separate Account contains a number of subaccounts that invest exclusively in shares of the Portfolios of the Vanguard Variable Insurance Fund (the Subaccounts). The investment performance of each Subaccount is linked directly to the investment performance of one of the Portfolios. Assets in the Separate Account belong to the Company, but are accounted for separately from the Company’s other assets and can be used only to satisfy its obligations to the Contract Owners.

You can allocate your Premium Payments to one or more Subaccounts that invest exclusively in shares of the following Portfolios described in the Fund prospectus:

Managed by Vanguard’s Fixed Income Group

Money Market Portfolio Short-

Term Investment-Grade Portfolio

Total Bond Market Index Portfolio

2

Managed by Vanguard’s Quantitative Equity Group

Equity Index Portfolio

Mid-Cap Index Portfolio

REIT Index Portfolio

Managed by Wellington Management Company, LLP

High Yield Bond Portfolio

Balanced Portfolio

Managed by Wellington Company, LLP and Vanguard’s Quantitative Equity Group

Equity Income Portfolio

Managed by Barrow, Hanley, Mewhinney & Strauss, Inc.

Diversified Value Portfolio

Managed by AllianceBernstein L.P. and William Blair & Company, L.L.C.

Growth Portfolio

Managed by PRIMECAP Management Company

Capital Growth Portfolio

Managed by Granahan Investment Management, Inc. and Grantham, Mayo, Van Otterloo & Co. LLC

Small Company Growth Portfolio

Managed by Schroder Investment Management North America Inc. and Baillie Gifford Overseas Ltd

International Portfolio

The Total Stock Market Index Portfolio receives advisory services indirectly by investing in another Vanguard fund and the

Equity Index Portfolio.

Each Portfolio’s board of trustees may, without prior approval from Contract Owners, change the terms of an advisory agreement or hire a new investment advisor—either as a replacement for an existing advisor or as an additional advisor. Any significant change in a Portfolio’s advisory arrangements will be communicated to Contract Owners in writing. In addition, as each Portfolio’s sponsor and overall manager, Vanguard may provide investment advisory services to a Portfolio, on an at-cost basis, at any time. Vanguard may also recommend to each Portfolio’s board of trustees that an advisor be hired, terminated or replaced, or that the terms of an existing investment advisor agreement be revised.

We have developed this variable annuity product in cooperation with Vanguard and its affiliates, and have included Vanguard’s selection of diverse Portfolios.

You are responsible for choosing the Portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the Portfolios that is available to you, including each Portfolio’s prospectus, statement of additional information and annual and semi/annual reports. Other sources such as www.vanguard.com or newspapers and financial and other magazines provide more current information. After you select the Portfolios for your initial premium allocation, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

We do not recommend or endorse any particular Portfolio and we do not provide investment advice.

You can make or lose money in any of the Subaccounts that invest in these Portfolios depending on their investment performance.

3

EXPENSES

There are no sales charges or sales loads associated with the Contract.

The Company will deduct a daily charge corresponding to an annual charge of 0.10% of the net asset value of the Separate Account as an Administrative Expense Charge and a daily charge corresponding to an annual charge of 0.20% for the mortality and expense risks assumed by the Company. Depending on the death benefit you select there may be an additional quarterly mortality and expense risk charge corresponding to an additional annual charge of 0.05%, or 0.12%. For Contracts valued at less than $25,000, there is also a $25 Annual Contract Maintenance Fee.

You will also pay Fund Operating Expenses, which currently range from 0.14% to 0.44% annually of the average daily value of the Portfolios.

TAXES

In general, you are not taxed on earnings on your investment in the Contract until you withdraw them or receive Annuity Payments. Earnings are taxed as ordinary income. During the Accumulation Phase, for tax purposes withdrawals are taken from earnings first, then from your investment in the Contract. If you receive money from the Contract before age 59 1/2, you may have to pay a 10% federal penalty tax on the earnings portion received. During the Income Phase, payments come partially from earnings, partially from your investment. You are taxed only on the earnings portion of each Annuity Payment.

ACCESS TO YOUR MONEY

You can take money out of your Contract at any time during the Accumulation Phase after the Free Look Period without incurring a withdrawal charge. Each withdrawal you make must be at least $250. In the absence of specific directions from the contract owner, all deductions will be made from all funded Subaccounts on a pro rata basis. You may have to pay income tax and a tax penalty on any money you take out.

PERFORMANCE

The investment performance of the Subaccounts you choose directly affects the value of your Contract. You bear all investment risk (including the possible loss of principal), and investment results are not guaranteed.

From time to time, the Company may advertise the investment performance of the Subaccounts. In doing so, it will use standardized methods prescribed by the Securities and Exchange Commission (“SEC”), as well as certain non-standardized methods.

Past performance does not indicate or predict future performance.

DEATH BENEFIT

If the Annuitant dies during the Accumulation Phase, the Beneficiary will receive the Death Benefit. The Death Benefit is the then-current Accumulated Value of the Contract on the date the Company receives Due Proof of Death and all Company forms, fully completed. However, for an additional charge, there are two optional Death Benefit Riders available that you can select at the time of purchase (see Death Benefit, page 25). The Death Benefit will be calculated on the date the Company receives Due Proof of Death and all Company forms, fully completed. The Contract is a variable annuity and if applicable, the Death Benefit is subject to market risk until all Beneficiaries have made claim. The Beneficiary may elect to receive these amounts as a lump sum or as Annuity Payments.

OTHER INFORMATION

Free Look Period

The Contract provides for a Free Look Period of at least 10 days after the Contract Owner receives the Contract (20 or more days in some instances as specified in your Contract) plus 5 days for mailing.

MONUMENTAL LIFE INSURANCE COMPANY

Monumental Life Insurance Company (formerly Peoples Benefit Life Insurance Company) is a life insurance company incorporated under Iowa law. It is principally engaged in offering life insurance and annuity contracts.

Separate Account VA DD

The Separate Account VA DD (formerly Separate Account IV) (the “Separate Account”) is a unit investment trust registered with the SEC and operating under Iowa law. The Separate Account has various Subaccounts, each of which invests solely in a corresponding Portfolio of the Fund.

Other topics

Additional information on the topics summarized above and on other topics not summarized here can be found at Other Information, page 28.

4

INQUIRIES AND CONTRACT AND POLICYHOLDER INFORMATION

For more information about the Vanguard Variable Annuity, call 1-800-522-5555 or write:

Regular Mail:	Overnight or Certified Mail:

Vanguard Annuity and Insurance Services	Vanguard Annuity and Insurance Services
P.O. Box 1105	455 Devon Park Drive
Valley Forge, PA 19482-1105	Wayne, PA 19087-1815

If you have questions about your Contract, please telephone Vanguard Annuity and Insurance Services at 1-800-462-2391. Please have ready the Contract number and the Contract Owner’s name, address, last four digits of the Social Security number, and Zip Code when you call. As Contract Owner, you will receive periodic statements confirming any transactions that take place as well as quarterly statements and an annual report.

5

Fee Table

The following Fee Table illustrates all expenses that you would incur as a Contract Owner. The purpose of this Fee Table is to assist you in understanding the various costs and expenses that you would pay directly or indirectly as a purchaser of the Contract. The first table describes the fees and expenses that you will pay at the time you purchase the Contract, surrender the Contract, or transfer cash value between investment options. State premium taxes may also be deducted. For a complete discussion of Contract cost and expenses, see Expenses, page 19.

Owner Transaction Expenses	Separate Account
Sales Load Imposed on Purchases	None
Surrender Fees	None
Exchange Fees	None
Annual Contract Maintenance Fee*	$25

*	Applies to Contracts valued at less than $25,000 at the time of initial purchase and each year thereafter if the Accumulated Value remains below $25,000.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the investment portfolios’ fees and expenses.

ANNUAL SEPARATE ACCOUNT EXPENSES** (as a percentage of average account value)	Separate Account
Accumulated Value Death Benefit Option
Mortality and Expense Risk Charge:	0.20%
Administrative Expense Charge:	0.10

Total Annual Separate Account Expenses	0.30%
Return of Premium Death Benefit Option
Mortality and Expense Risk Charge:	0.25%
Administrative Expense Charge:	0.10

Total Annual Separate Account Expenses	0.35%
Annual Step-Up Death Benefit Option
Mortality and Expense Risk Charge:	0.32%
Administrative Expense Charge:	0.10

Total Annual Separate Account Expenses	0.42%

**	See Expenses, page 19 for more information.

The next item shows the minimum and maximum total operating expenses charged by the investment Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each investment Portfolio’s fees and expenses is contained in the prospectus for the Fund.

TOTAL FUND OPERATING EXPENSES***

	Minimum	Maximum
Expenses that are deducted from Portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses	0.14%	0.44%

***	The fee table information relating to the underlying fund portfolios is for the year ending December 31, 2006 (unless otherwise noted) and was provided to the Company by the underlying fund portfolios, their investment advisors or managers, and the Company has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the table.

6

ANNUAL FUND OPERATING EXPENSES during the fiscal year ended December 31, 2006

	Money Market Portfolio	Short- Term Investment- Grade Portfolio	Total Bond Market Index Portfolio	High Yield Bond Portfolio	Balanced Portfolio	Equity Income Portfolio	Diversified Value Portfolio	Total Stock Market Index Portfolio
Management Expenses	0.115%	0.11%	0.12%	0.20%	0.22%	0.25%	0.37%	0.00%
12b-1 Distribution Fees	None	None	None	None	None	None	None	None

Total Other Expenses	0.035	0.04	0.04	0.04	0.03	0.03	0.03	0.16 [1]

Total Fund Operating Expenses	0.15%	0.15%	0.16%	0.24%	0.25%	0.28%	0.40%	0.16%[2]

ANNUAL FUND OPERATING EXPENSES during the fiscal year ended December 31, 2006

	Equity Index Portfolio	Mid-Cap Index Portfolio	Growth Portfolio	Capital Growth Portfolio	Small Company Growth Portfolio	International Portfolio	REIT Index Portfolio
Management & Administrative Expenses	0.11%	0.20%	0.34%	0.38%	0.35%	0.39%	0.27%
12b-1 Distribution Fees	None	None	None	None	None	None	None

Total Other Expenses	0.03	0.04	0.04	0.04	0.03	0.05	0.04

Total Fund Operating Expenses	0.14%	0.24%	0.38%	0.42%	0.38%	0.44%	0.31%

1	Although the Portfolio is not expected to incur any net expenses directly, the Portfolio’s contract holders indirectly bear the expenses of the underlying Vanguard funds (the Acquired Funds) in which the Portfolio invests. This figure includes transaction costs (i.e., purchase and redemption fees), if any, imposed on the Portfolio by the Acquired Funds, during the Portfolio’s fiscal year ended December 31, 2006. See the Vanguard Variable Insurance Fund Prospectus.
2	The Total Annual Portfolio Operating Expenses shown in this table do not correlate to the expense ratios shown in the Financial Highlights table of the Vanguard Variable Insurance Fund Prospectus because that ratio does not include the Acquired Funds’ Fees and Expenses.

7

Example

The following example illustrates the maximum expenses that you would incur on a $10,000 premium payment over various periods, assuming (1) a 5% annual rate of return and (2) full surrender at the end of each period. The Contract imposes no surrender fees of any kind. Your expenses are identical whether you continue the Contract or withdraw the entire value of your Contract at the end of the applicable period as a lump sum or under one of the Contract’s Annuity Payment Options. The expenses reflect different mortality and expense risk fees depending on which death benefit you select.

	1 Year	3 Years	5 Years	10 Years
Accumulated Value Death Benefit Option (0.30%)	$76	$237	$412	$919
Return of Premium Death Benefit Option (0.35%)	81	252	439	978
Annual Step-Up Death Benefit Option (0.42%)	88	275	477	1,061

You should not consider this example to be a representation of past or future expenses or performance. Actual expenses may be higher or lower than those shown, subject to the guarantees or limitations in the Contract.

For information concerning compensation paid for the sale of the Contracts, see “Distributor of the Contracts.”

CONDENSED FINANCIAL INFORMATION

Please note that the Appendix contains a history of accumulation unit values in a table labeled “Condensed Financial Information.”

Automated Quotes

The Vanguard Tele-Account Service provides access to Accumulation Unit Values (to six decimal places) and total returns for all Portfolios, and yield information for the Money Market, Total Bond Market Index, High Yield Bond, and Short-Term Investment-Grade Portfolios of the Fund. Contract Owners may use this service for 24-hour access to Portfolio information. To access the service you may call Tele-Account at 1-800-662-6273 (ON-BOARD) and follow the step-by-step instructions, or speak with a Vanguard Annuity and Insurance Services associate at 1-800-522-5555 to request a brochure that explains how to use the service.

Vanguard’s website also has Accumulation Unit Values (to six decimal places) for all Subaccounts. This service can be accessed from www.vanguard.com.

Accessing Your Contract on the Web

You may access information and manage your annuity on www.vanguard.com. This convenient service, available 24-hours a day, allows you to check your annuity balances, your Portfolio holdings, and make exchanges between Portfolios at any time. (Note: exchange requests received prior to the close of regular trading on the New York Stock Exchange—generally 4 p.m., Eastern time—will be processed as of the close of business on that same day. Requests received after the close of regular trading will be processed the next Business Day).

In order to access your annuity on the web, you must be a registered user of Vanguard.com. You can simply log on to Vanguard.com to register, or speak with a Vanguard Annuity and Insurance Services associate at 1-800-522-5555 for assistance.

The Annuity Contract

The Vanguard Variable Annuity is a flexible-premium variable annuity offered by Monumental Life Insurance Company (formerly Peoples Benefit Life Insurance Company) (the “Company”). The Contract provides a means of investing on a tax-deferred basis in Subacounts that invest in various portfolios (the “Portfolios”) offered by Vanguard Variable Insurance Fund. You may purchase a Contract using after-tax dollars (a Non-Qualified Contract), or you may purchase a Qualified Contract by “rolling over” funds from another individual retirement annuity or from a qualified plan.

Who Should Invest

The Contract is intended for long-term investors who want tax-deferred accumulation of funds, generally for retirement but also for other long-term investment purposes. The tax-deferred feature of the Contract is most attractive to investors in high federal and state marginal tax brackets who have exhausted other avenues of tax deferral, such as pre-tax contributions to employer-sponsored retirement or savings plans. The tax-deferred feature of the Contract is unnecessary when the Contract is purchased to fund a qualified plan.

About the Contract

The Vanguard Variable Annuity is a contract between you, the Contract Owner, and the Company, the issuer of the Contract.

The Contract provides benefits in two distinct phases: accumulation and income.

8

Accumulation Phase

The Accumulation Phase starts when you purchase your Contract and ends immediately before the Income Date, when the Income Phase starts. During the Accumulation Phase, you choose to allocate your investment in the Contract among the various available Subaccounts. The Contract is a variable annuity because the value of your investment in the Subaccounts can go up or down depending on the investment performance of the Subaccounts you choose. The Contract is a flexible-premium annuity because you can make additional investments of at least $250 until the Income Phase begins. During this phase, you are generally not taxed on earnings from amounts invested unless you withdraw them.

Other benefits available during the Accumulation Phase include the ability to:

•	Make transfers among your Subaccount choices (“exchanges”) at no charge and without current tax consequences. (See Exchanges Among the Subaccounts, page 16.)

•

Withdraw all or part of your money with no surrender penalty charged by the Company, although you may incur income taxes and a 10% penalty tax prior to age 59 1/2. (See Full and Partial Withdrawals, page 23.)

Income Phase

During the Income Phase, you receive regular annuity payments. The amount of these payments is based in part on the amount of money accumulated under your Contract (its Accumulated Value) and the Annuity Payment Option you select. The Annuity Payment Options are explained at Annuity Payments, below.

At your election, payments can be either variable or fixed. If variable, the payments rise or fall depending on the investment performance of the Subaccounts you choose. If fixed, the payment amounts are guaranteed.

Annuity payments are available in a wide variety of options, including payments over a specified period or for life (for either a single life or joint lives), with or without a guaranteed number of payments.

The Separate Account

When you purchase a Contract, your money is deposited into the Company’s Separate Account IV (the “Separate Account”). The Separate Account contains a number of Subaccounts that invest exclusively in shares of the corresponding Portfolios. The investment performance of each Subaccount is linked directly to the investment performance of one of the Portfolios. Assets in the Separate Account belong to the Company but are accounted for separately from the Company’s other assets and can be used only to satisfy its obligations to Contract Owners.

Vanguard Variable Insurance Fund

The Subaccounts available for investment under the Contract invest in the Portfolios of Vanguard Variable Insurance Fund, an open-end investment company intended exclusively as an investment vehicle for variable annuity and variable life insurance contracts offered by insurance companies. The Fund is a member of Vanguard, a family of 36 investment companies with more than 140 distinct investment portfolios holding assets in excess of $1 trillion. Through their jointly owned subsidiary, Vanguard, Vanguard Variable Insurance Fund and the other funds in the group obtain at cost virtually all of their corporate management, administrative, shareholder accounting, and distribution services.

Annuity Payments

During the Income Phase, you receive regular annuity payments under a wide range of Annuity Payment Options.

Starting the Income Phase

As Contract Owner, you exercise control over when the Income Phase begins. The Income Date is the date on which annuity payments begin and is always the first day of the month you specify. You may also change the Income Date at any time in writing, as long as the Annuitant or Joint Annuitant is living and the Company receives the request at least 30 days before the then-scheduled Income Date. Any Income Date you request must be at least 30 days from the day the Company receives written notice. The latest possible Income Date the Company will accept without prior approval is the first day of the month after the Annuitant’s 95th birthday.

The Income Date for Qualified Contracts may also be controlled by endorsements, the plan, or applicable law.

Annuity Payment Options

The income you take from the Contract during the Income Phase can take several different forms, depending on your particular needs. Except for the Period Certain Annuity Option listed below, the Annuity Payment Options listed below are available on either a variable basis or a fixed basis. Other Annuity Payment Options may be available.

If available on a variable basis, the Annuity Payment Options provide payments that, after the initial payment, will go up or down depending on the investment performance of the Subaccounts you choose.

9

If available on a fixed basis, the Annuity Payment Options provide payments in an amount that does not change. If you choose a fixed Annuity Payment Option, the Company will move your investment out of the Subaccounts and into the general account of the Company.

•	Life Annuity—Monthly Annuity Payments are paid for the life of an Annuitant, ending with the last payment before the Annuitant dies.

•

Joint and Last Survivor Annuity—Monthly Annuity Payments are paid for as long as at least one of two named Annuitants is living, ending with the last payment before the surviving Annuitant dies. This option is also available as a 50% or 75% Last Survivor Annuity.

•

Life Annuity With Period Certain—Monthly Annuity Payments are paid for as long as the Annuitant lives, with payments guaranteed to be made for a period of between 10 and 30 years, as elected. If the Annuitant dies before the period certain ends, the Company will make any remaining payments to the Beneficiary.

•

Period Certain Annuity—Available only on a fixed basis. Monthly Annuity Payments are paid for a specified period, which may be from 10 to 30 years. For Qualified contracts, the specified period may not extend beyond the life expectancy of the annuitant or joint annuitant. If the Annuitant dies before the Period Certain ends, the Company will make any remaining payments to the Beneficiary.

Calculating Annuity Payments

Fixed Annuity Payments. Each fixed Annuity Payment is guaranteed to be at least the amount shown in the Contract’s Annuity Tables corresponding to the Annuity Payment Option selected.

Variable Annuity Payments. To calculate variable Annuity Payments, the Company determines the amount of the first variable Annuity Payment. The first variable Annuity Payment will equal the amount shown in the applicable Annuity Table in the Contract. This amount depends on the Accumulated Value of your Contract on the Income Date, the sex and age of the Annuitant (and Joint Annuitant where there is one), the Annuity Payment Option selected, and any applicable Premium Taxes. Subsequent variable Annuity Payments depend on the investment experience of the Subaccounts chosen. If the actual net investment experience of the Subaccounts chosen exactly equals the Assumed Interest Rate (AIR) of 4%, then the variable Annuity Payments will not change in amount. If the actual net investment experience of the Subaccounts chosen is greater than the AIR of 4%, then the variable Annuity Payments will increase. On the other hand, they will decrease if the actual experience is lower. The Statement of Additional Information contains a more detailed description of the method of calculating variable Annuity Payments.

Impact of Annuitant’s Age on Annuity Payments. For either fixed or variable Annuity Payments involving life income, the actual ages of the Annuitant and Joint Annuitant will affect the amount of each payment. Since payments based on the lives of older Annuitants and Joint Annuitants are expected to be fewer in number, the amount of each Annuity Payment will be greater.

Impact of Annuitant’s Sex on Annuity Payments. For either fixed or variable Annuity Payments involving life income, the sex of the Annuitant and Joint Annuitant will affect the amount of each payment. Since payments based on the lives of male Annuitants and Joint Annuitants are expected to be fewer in number, in most states the amount of each Annuity Payment will be greater than for female Annuitants and Joint Annuitants.

Impact of Length of Payment Periods on Annuity Payments. The value of all payments, both fixed and variable, will be greater for shorter guaranteed periods than for longer guaranteed periods, and greater for single-life annuities than for joint and survivor annuities, because they are expected to be made for a shorter period.

10

A FEW THINGS TO KEEP IN MIND REGARDING

Annuity Payments

•	If an Annuity Payment Option is not selected, the Company will assume that you chose the Life Annuity With Period Certain option (with 10 years of payments guaranteed) on a variable basis.

•

The minimum payment is $100 ($20 for Contracts issued to South Carolina, Texas, and Massachusetts residents). If on the Income Date your Accumulated Value is below $5,000 (or $2,000 for Contracts issued to South Carolina, Texas, and Massachusetts residents), the Company reserves the right to pay that amount to you in a lump sum.

•	From time to time, the Company may require proof that the Annuitant, Joint Annuitant, or Contract Owner is living.

•

If someone has assigned ownership of a Contract to you, or if a non-natural person (e.g., a corporation) owns a Contract, you may not start the Income Phase of the Contract without the Company’s consent.

•	At the time the Company calculates your fixed Annuity Payments, the Company may offer more favorable rates than those guaranteed in the Annuity Tables found in the Contract.

•	Once Annuity Payments begin, you may not select a different Annuity Payment Option. Nor may you cancel an Annuity Payment Option after Annuity Payments have begun.

•

If you have selected a variable Annuity Payment Option, you may change the Subaccounts funding the variable Annuity Payments by written request or by calling Vanguard Annuity and Insurance Services at 1-800-462-2391. However, because excessive exchanges can potentially disrupt the management of the Portfolios and increase transaction costs, exchange activity is limited to two substantive “round trips” through the Portfolios (except the Money Market Portfolio) during any 12-month period. A “round trip” is a redemption from a Portfolio followed by a purchase back into the same Portfolio within 30 days. Also, “round trip” covers transactions accomplished by any combination of methods, including transactions conducted by check, wire, or exchange to or from another Vanguard fund. “Substantive” means a dollar amount that Vanguard determines, in its sole discretion, could adversely affect the management of the Fund.

•

You may select an Annuity Payment Option and allocate a portion of the value of your Contract to a fixed version of that Annuity Payment Option and a portion to a variable version of that Annuity Payment Option (assuming the Annuity Payment Option is available on both a fixed and variable basis). You may not select more than one Annuity Payment Option.

•

If you choose an Annuity Payment Option and the postal or other delivery service is unable to deliver checks to the Payee’s address of record, no interest will accrue on amounts represented by uncashed Annuity Payment checks. It is the Payee’s responsibility to keep the Company informed of the Payee’s most current address of record.

Purchase

Client Information Form and Issuance of Contracts

Contract Issuance. To invest in the Vanguard Variable Annuity, you should send a completed Client Information Form, Suitability Assessment and Disclosure form, and your Initial Premium Payment to Vanguard Annuity and Insurance Services. Depending on the Death Benefit option selected, there may be limitations on the age of the Annuitant (See Death Benefit, page 25).

If the Client Information Form is received in good order, the Company will issue the Contract and will credit the Initial Premium Payment within two Business Days after receipt. A Business Day is any day that the New York Stock Exchange is open for trading.

If the Company cannot credit the Initial Premium Payment because the Client Information Form is incomplete, the Company will contact the applicant in writing, explain the reason for the delay, and refund the Initial Premium Payment within five Business Days unless the client consents to the Company’s retaining the Initial Premium Payment and crediting it as soon as the necessary requirements are fulfilled.

In order to prevent lengthy processing delays caused by the clearing of foreign checks, the Company will accept only those foreign checks that are drawn in U.S. dollars and are issued by a foreign bank with a U.S. correspondent bank.

You may purchase a Qualified Contract only in connection with a “rollover” of funds from another qualified plan or individual retirement annuity. Qualified Contracts contain certain other restrictive provisions limiting the timing of payments to and distributions from the Qualified Contract. No additional Premium Payments to your Qualified Contract will be accepted, unless the additional premium payment is funded by another qualified plan. (See QUALIFIED INDIVIDUAL RETIREMENT ANNUITIES, page 23.)

11

DEFINITION

Qualified Contract

When the term “Qualified Contract” is used in this prospectus we generally mean a Contract that qualifies as an individual retirement annuity under Section 408(b) of the Internal Revenue Code; there are other types of qualified annuity contracts defined under different Internal Revenue Code sections.

Premium Payments

A Premium Payment is any amount you use to buy or add to the Contract. A Premium Payment may be reduced by any applicable Premium Tax or an initial Annual Contract Maintenance Fee. In that case, the resulting amount is called a Net Premium Payment.

A FEW THINGS TO KEEP IN MIND REGARDING

Premium Payments

•	The minimum Initial Premium Payment for a Contract is $5,000.

•	The Company will not accept third-party checks, Travelers checks, or money orders for Premium Payments.

•

You may make additional Premium Payments at any time during the Accumulation Phase and while the Annuitant or Joint Annuitant, if applicable, is living. Additional Premium Payments must be at least $250.

•

Additional Premium Payments received before the close of the New York Stock Exchange (usually 4 p.m., Eastern time) are credited to the Contract’s Accumulated Value as of the close of business that same day.

•	The minimum amount that you can allocate to any one Subaccount is $1,000.

•	Totals of all Premium Payments that exceed $5,000,000 may require prior approval from the Company.

•	The Company reserves the right to reject any application or Premium Payment.

The date on which the Initial Premium Payment is credited and the Contract is issued is called the Contract Date.

DEFINITION

Premium Tax

A Premium Tax is a regulatory tax some states assess on the Premium Payments made into a Contract. If the Company should have to pay any Premium Tax, it will be deducted from each Premium Payment or from the Accumulated Value as the Company incurs the tax.

As of the date of this Prospectus, the following states, assess a Premium Tax on all Initial and subsequent Premium Payments:

	Qualified	Non-Qualified
Maine	0.00%	2.00%
South Dakota	0.00	1.25
Wyoming	0.00	1.00

As of the date of this Prospectus, the following states assess a Premium Tax against the Accumulated Value if the Contract Owner chooses an Annuity Payment Option instead of receiving a lump sum distribution:

	Qualified	Non-Qualified
California	0.50%	2.35%
Nevada	0.00	3.50
West Virginia	1.00	1.00

12

Purchasing by Wire

Money should be wired to:	WACHOVIA
ABA 031201467
DEPOSIT ACCOUNT NUMBER 2014126521732
MONUMENTAL LIFE INSURANCE COMPANY and
THE VANGUARD GROUP, INC.
[YOUR CONTRACT NUMBER]
[YOUR NAME]

Please call 1-800-462-2391 before wiring.

Please be sure your bank includes your Contract number to assure proper credit to your Contract.

If you would like to wire your Initial Premium Payment, you should complete the Vanguard Variable Annuity Client Information Form and mail it to Vanguard Annuity and Insurance Services, P.O. Box 1105, Valley Forge, PA 19482-1105, prior to completing wire arrangements.

The Company will accept Federal Funds wire purchase orders only when the New York Stock Exchange and banks are open for business. A purchase payment received before the close of regular trading on the New York Stock Exchange (generally 4 p.m., Eastern time) will have a trade date of the same day, and purchase payments received after that time will have a trade date of the first business day following the date of receipt.

Annuity ExpressTM

The Annuity Express service allows you to make additional Premium Payments by transferring funds automatically from your checking or statement savings account (not passbook savings account) to one or more Subaccounts on a monthly, quarterly, semi-annual, or annual basis. You may add to existing Subaccounts provided you have a minimum balance of $1,000. The minimum automatic purchase is $50; the maximum is $100,000.

Section 1035 Exchanges

Under Section 1035 of the Internal Revenue Code, you may exchange the assets of an existing non-qualified annuity contract or life insurance or endowment policy to the Vanguard Variable Annuity without any current tax consequences. To make a “1035 Exchange,” complete a 1035 Exchange form and mail it along with your signed and completed Client Information Form and your current contract, to Vanguard Annuity and Insurance Services.

To accommodate owners of Vanguard Variable Annuities, under certain conditions the Company will allow for the consolidation of two or more Vanguard Variable Annuities into one new Contract. In order to provide Contract Owners with consolidated account reporting, the Company will accept these exchanges on a case-by-case basis. If applicable, you will be responsible for only one Annual Contract Maintenance Fee. Under no circumstances will the Company allow the exchange of an existing Vanguard Variable Annuity for an identical new Vanguard Variable Annuity.

Because special rules and procedures apply to 1035 Exchanges, particularly if the Contract being exchanged was issued prior to August 14, 1982, you should consult a tax adviser before making a 1035 Exchange.

Please note that any outstanding loans you may have on a contract you wish to exchange may create a current tax consequence. For this reason we encourage you to settle any outstanding loans with your current insurance company before initiating a 1035 Exchange into a Vanguard Variable Annuity.

Allocation of Premium Payments

You specify on the Client Information Form what portion of your Premium Payments you want to be allocated among which Subaccounts. You may allocate your Premium Payments to one or more Subaccounts. All allocations you make must be in whole-number percentages and a minimum of $1,000. Your Initial Net Premium Payment will be immediately allocated among the Subaccounts in the percentages you specified on your Client Information Form without waiting for the Free Look Period to pass.

Should your investment goals change, you may change the allocation percentages for additional Net Premium Payments by sending written notice to Vanguard Annuity and Insurance Services. The change will take effect on the date the Company receives your written notice. You may establish the telephone exchange privilege by completing the appropriate section of the Client Information Form, or by sending a letter authorizing the Company to take allocation instructions by telephone. See Telephone and Online Exchanges, page 19.

13

WHAT’ S MY CONTRACT WORTH TODAY?

Accumulated Value

The Accumulated Value of your Contract is the value of all amounts accumulated under the Contract during the Accumulation Phase (similar to the current market value of a mutual fund account). When the Contract is opened, the Accumulated Value is equal to your initial Net Premium Payment. On any Business Day thereafter, the Accumulated Value equals the Accumulated Value from the previous Business Day;

plus:

•	Any additional Net Premium Payments credited.

•	Any increase in the Accumulated Value due to investment results of the Subaccount(s) you selected. minus:

•	Any decrease in the Accumulated Value due to investment results of the Subaccount(s) you selected.

•	The daily Mortality and Expense Risk Charge.

•	The daily Administrative Expense Charge.

•	The Annual Contract Maintenance Fee, if applicable.

•	Any optional death benefit charge, if applicable.

•	Any withdrawals.

•	Any Premium Taxes that occur during the Valuation Period.

The Valuation Period is any period between two successive Business Days beginning at the close of business of the first Business Day and ending at the close of business of the next Business Day. You should expect the Accumulated Value of your Contract to change from Valuation Period to Valuation Period, reflecting the investment experience of the Subaccounts you have selected as well as the daily deduction of charges.

An Accumulation Unit is a measure of your ownership interest in the Contract during the Accumulation Phase. When you allocate your Net Premium Payments to a selected Subaccount, the Company will credit a certain number of Accumulation Units to your Contract. The Company determines the number of Accumulation Units it credits by dividing the dollar amount you have allocated to a Subaccount by the Accumulation Unit Value for that Subaccount as of the end of the Valuation Period in which the payment is received. Each Subaccount has its own Accumulation Unit Value (similar to the share price (net asset value) of a mutual fund). The Accumulation Unit Value varies each Valuation Period with the net rate of return of the Subaccount. The net rate of return reflects the performance of the Subaccount for the Valuation Period and is net of asset charges to the Subaccount. Per Subaccount, the Accumulated Value equals the number of Accumulation Units multiplied by the Accumulation Unit Value for that Subaccount.

All dividends and capital gains earned will be reinvested and reflected in the Accumulation Unit Value, keeping the earnings tax-deferred.

Investment Options

Vanguard Variable Insurance Fund

The Vanguard Variable Annuity offers you a means of investing in various Subaccounts that invest in the Portfolios of Vanguard Variable Insurance Fund. A brief description of each Portfolio is given below. For more detailed information regarding the Portfolios, you should read the prospectus for Vanguard Variable Insurance Fund that accompanies the Contract prospectus.

The general public may invest in the Portfolios of Vanguard Variable Insurance Fund only through certain insurance contracts. The investment objectives and policies of the Portfolios may be similar to those of publicly available Vanguard funds. You should not expect that the investment results of any publicly available Vanguard funds will be comparable to those of the Portfolios.

•

The Money Market Portfolio seeks to provide current income while maintaining liquidity and a stable share price of $1. The Portfolio invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, and other money market securities. To be considered high-quality, a security generally must be rated in one of two highest credit-quality categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security). If unrated, the security must be

14

determined by Vanguard to be of quality equivalent to securities in the two highest credit-quality categories. The Portfolio invests more than 25% of its assets in securities issued by companies in the financial services industry. The Portfolio maintains a dollar-weighted average maturity of 90 days or less.

•

The Short-Term Investment-Grade Portfolio seeks to provide current income while maintaining limited price volatility. The Portfolio invests in a variety of high-quality and, to a lesser extent, medium-quality fixed income securities, at least 80% of which will be short- and intermediate-term investment-grade securities. High quality fixed income securities are those rated the equivalent of A3 or better by Moody’s Investors Services, Inc., or by another independent rating agency; medium-quality fixed income securities are those rated the equivalent of Baa1, Baa2 or Baa3 by Moody’s or another independent rating agency. (Investment-grade fixed income securities are those rated the equivalent of Baa3 and above by Moody’s.) The Portfolio is expected to maintain a dollar-weighted average maturity of 1 to 4 years.

•

The Total Bond Market Index Portfolio seeks to track the performance of a broad, market-weighted bond index. The Portfolio employs a “passive management”—or indexing—investment approach designed to track the performance of the Lehman Brothers Aggregate Bond Index. This Index measures a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States—including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than 1 year. The Portfolio invests by sampling the Index, meaning that it holds a range of securities that, in the aggregate, approximate the full Index in terms of key risk factors and other characteristics. All of the Portfolio’s investments will be selected through the sampling process, and at least 80% of the Portfolio’s assets will be invested in bonds held in the Index. The Portfolio maintains a dollar-weighted average maturity consistent with that of the Index, which currently ranges between 5 and 10 years.

•

The High Yield Bond Portfolio seeks to provide a high level of current income. The Portfolio invests mainly in a diversified group of high-yielding, higher-risk corporate bonds—commonly known as “junk bonds”—with medium- and lower-range credit-quality ratings. The Portfolio invests at least 80% of its assets in corporate bonds that are rated below Baa by Moody’s Investors Service, Inc.; have an equivalent rating by any other independent bond-rating agency; or if unrated, are determined to be of comparable quality by the Portfolio’s advisor. The Portfolio’s 80% policy may be changed only upon 60 days’ notice to investors. The Portfolio may not invest more than 20% of its assets in any of the following, taken as a whole: bonds with credit ratings lower than B or the equivalent, convertible securities, and preferred stocks. High-yield bonds mostly have short- and intermediate-term maturies.

•

The Balanced Portfolio seeks to provide long-term capital appreciation and reasonable current income. The Portfolio invests 60% to 70% of its assets in dividend-paying and, to a lesser extent, non-dividend-paying common stocks of established, medium-size and large companies. In choosing these companies, the advisor seeks those that appear to be undervalued but have prospects for improvement. These stocks are commonly referred to as value stocks. The remaining 30% to 40% of Portfolio assets are invested mainly in fixed income securities that the advisor believes will generate a reasonable level of current income. These securities include investment-grade corporate bonds with some exposure to U.S. Treasury and government agency bonds, and mortgage-backed securities.

•

The Equity Income Portfolio seeks to provide an above-average level of current income and reasonable long-term capital appreciation. The Portfolio invests mainly in common stocks of medium-size and large companies whose stocks pay above-average levels of dividend income and are considered to have the potential for capital appreciation. In addition, the advisors generally look for companies that they believe are committed to paying dividends consistently. Under normal circumstances, the Portfolio will invest at least 80% of its assets in stocks, also known as equity securities. The Portfolio’s 80% policy may be changed only upon 60 days’ notice to investors. The Portfolio uses multiple investment advisors.

•

The Diversified Value Portfolio seeks to provide long-term capital appreciation and income. The Portfolio invests mainly in large- and mid-capitalization companies whose stocks are considered by the advisor to be undervalued. Undervalued stocks are generally those that are out of favor with investors and that the advisor feels are trading at prices that are below average in relation to such measures as earnings and book value. These stocks often have above-average dividend yields.

•

The Total Stock Market Index Portfolio seeks to track the performance of a benchmark index that measures the investment return of the overall stock market. The Portfolio employs a “passive management”—or indexing—investment approach designed to track the performance of the Standard & Poor’s (S&P) Total Market Index by investing all, or substantially all, of its assets in two Vanguard funds—Vanguard Variable Insurance Fund–Equity Index Portfolio and Vanguard Extended Market Index Fund. The S&P Total Market Index consists of substantially all of the U.S. common stocks regularly traded on the New York and American Stock Exchanges and the Nasdaq over-the-counter market.

•

The Equity Index Portfolio seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The Portfolio employs a “passive management”—or indexing—investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The Portfolio attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index.

15

•

The Mid-Cap Index Portfolio seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The Portfolio employs a “passive management”—or indexing—investment approach designed to track the performance of the Morgan Stanley Capital International® (MSCI®) US Mid Cap 450 Index, a broadly diversified index of stocks of medium-size U.S. companies. The Portfolio attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index.

•

The Growth Portfolio seeks to provide long-term capital appreciation. The Portfolio invests mainly in large-capitalization stocks of U.S. companies considered to have above-average earnings growth potential and reasonable stock prices in comparison with expected earnings. The Portfolio uses multiple investment advisors.

•

The Capital Growth Portfolio seeks to provide long-term capital appreciation. The Portfolio invests in stocks considered to have above-average earnings growth potential that is not reflected in their current market prices. The Portfolio consists predominantly of mid- and large-capitalization stocks.

•

The Small Company Growth Portfolio seeks to provide long-term capital appreciation. The Portfolio invests at least 80% of its assets primarily in common stocks of smaller companies. These companies tend to be unseasoned but are considered by the Portfolio’s advisors to have superior growth potential. Also, these companies often provide little or no dividend income. The portfolio’s 80% policy may be changed only upon 60 days’ notice to shareholders. The Portfolio uses multiple investment advisors.

•

The International Portfolio seeks to provide long-term capital appreciation. The Portfolio invests predominantly in the stocks of companies located outside the United States. In selecting stocks, the Portfolio’s advisors evaluate foreign markets around the world and choose companies with above-average growth potential. The Portfolio uses multiple investment advisors.

•

The REIT Index Portfolio seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs. The Portfolio normally invests at least 98% of its assets in stocks issued by equity real estate investment trusts (known as REITs) in an attempt to parallel the investment performance of the Morgan Stanley Capital International® (MSCI®) U.S. REIT Index. The Portfolio invests in stocks that make up the Index; the remaining assets are allocated to cash investments.

There is no assurance that a Portfolio will achieve its stated objective.

Additional information regarding the investment objectives and policies of the Portfolios and the investment advisory services can be found in the current Fund prospectus accompanying this prospectus.

Exchanges Among the Subaccounts

Should your investment goals change, you may exchange assets among the Subaccounts at no cost, subject to the following conditions:

•

You may request exchanges in writing or by telephone or online at www.vanguard.com. The Company will process requests it receives prior to the close of regular trading on the New York Stock Exchange (generally 4 p.m., Eastern time) at the close of business that same day. Requests received after the close of the New York Stock Exchange are processed the next Business Day.

•	The minimum amount you may exchange from a Subaccount is $250 (unless the Accumulated Value in a Subaccount is less than $250).

•	The $1,000 minimum balance requirement per Subaccount must be satisfied at all times.

•	The Company does not charge a fee for exchanges among the Subaccounts.

LIMITATIONS ON

Exchanges

Because excessive exchanges can disrupt management of the Fund and increase the Fund’s costs for all Contract Owners, the Fund limits exchanges as follows:

•	You may make no more than two substantive “round trips” through a Portfolio (not including the Money Market Portfolio) during any 12-month period.

•	The Fund and the Company may refuse an exchange at any time, for any reason.

•	The Company may revoke a Contract Owner’s exchange privilege at any time, for any reason.

A “round trip” is a redemption from a Portfolio followed by a purchase back into the Portfolio within 30 days. Also, “round trip” covers transactions accomplished by any combination of methods, including transactions conducted by check, wire, or exchange to or from another Vanguard fund. “Substantive” means a dollar amount that Vanguard determines, in its sole discretion, could adversely affect the management of the Fund.

16

Disruptive Trading and Market Timing

Statement of Policy. This variable insurance product was not designed for the use of market timers or other investors who make programmed, large, frequent, or short-term exchanges. Such exchanges may be disruptive to the underlying fund portfolios and increase transaction costs.

Market timing and other programmed, large, frequent, or short-term exchanges among the subaccounts can cause risks with adverse effects for other contract owners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include:

(1)	dilution of the interests of long-term investors in a subaccount if purchases or exchanges into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

(2)	an adverse effect on portfolio management, such as:

(a)	impeding a portfolio manager’s ability to sustain an investment objective;

(b)	causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or

(c)	causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or exchanges out of the underlying fund portfolio; and

(3)	increased brokerage and administrative expenses.

These costs are borne by all contract owners invested in those subaccounts, not just those making the exchanges.

We have developed polices and procedures with respect to market timing and other exchanges and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. Do not invest with us if you intend to conduct market timing or other potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from programmed, large, frequent, or short-term exchanges among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you are engaged in market timing or other disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make exchanges is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the exchange privilege may disadvantage or potentially harm the rights or interests of other contract owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include a temporary suspension of exchange privileges. We may also restrict the exchange privileges of others acting on your behalf.

We reserve the right to reject any premium payment or exchange request from any person without prior notice, if, in our judgment, (1) the payment or exchange, or series of exchanges, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order, or (3) because of a history of large or frequent exchanges. We may impose other restrictions on exchanges, or even prohibit exchanges for any owner who, in our view, has abused, or appears likely to abuse, the exchange privilege. We may, at any time and without prior notice, discontinue exchange privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of exchanges we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some policy owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful exchange if an underlying fund portfolio refuses or reverses our order; in such instances some contract owners may be treated differently than others. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning exchanges. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the exchange privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do:

•	expressly limit the number of round trips in a given period as described in the Investment Options section under Limitations on Exchanges.

Under our current policies and procedures, we do not:

•	impose redemption fees on exchanges;

•	expressly limit the number of nonround trip exchanges or the size of exchanges in a given period; or

•	provide a certain number of allowable exchanges in a given period.

17

Redemption fees, exchange limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

Please note that the limits and restrictions described herein are subject to our ability to monitor exchange activity. Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter frequent or harmful exchanges by such contract owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or other disruptive trading may be limited by provisions of the variable insurance product.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter market timing or other harmful trading that may adversely affect other contract owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in frequent exchange activity among the investment options under the variable insurance product. In addition, we may not honor exchange requests if any variable investment option that would be affected by the exchange is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and other programmed, large, frequent, or short-term exchanges. Contract owners should be aware that we may not have the contractual ability or the operational capacity to monitor contract owners’ exchange requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the exchanges. Accordingly, contract owners and other persons who have material rights under our variable insurance products should assume that the sole protection they may have against potential harm from frequent exchanges is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing or other disruptive trading.

Contract owners should be aware that we are required to provide to an underlying fund portfolio or its designee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners identified by an underlying fund portfolio as violating the frequent trading policies for that underlying fund portfolio.

Omnibus Orders. Contract owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by exchange activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent exchange activity. If their policies and procedures fail to successfully discourage harmful exchange activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more exchange requests from owners engaged in market timing and other programmed, large, frequent, or short-term exchanges, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Automatic Asset Rebalancing

During the Accumulation Phase, you can automatically rebalance the amounts invested in the Subaccounts in order to maintain a desired allocation. This rebalancing occurs automatically on a date you select and can take place on a monthly, quarterly, semi-annual or annual basis (provided the $1,000 minimum balance requirement has been met in the Subaccount to which you are moving money). The minimum amount you may exchange is $250. Rebalancing can be started, stopped, or changed at any time. Automatic Asset Rebalancing cannot be used in conjunction with the Automatic Exchange Service. Any additional exchange requests will cause Automatic Asset Rebalancing to cease. To take advantage of the Automatic Asset Rebalancing service, complete a Vanguard Variable Annuity Automatic Asset Rebalance service form or send a letter of instruction to Vanguard Annuity and Insurance Services.

18

Automatic Exchange Service

During the Accumulation Phase, you can move money automatically among the Subaccounts. You can exchange fixed dollar amounts or percentages of your Subaccount balance into the other Subaccounts offered under the Contract on either a monthly, quarterly, semi-annual, or annual basis (provided the $1,000 minimum balance requirement has been met in the Subaccounts to which you are moving money).The minimum amount you may exchange is $250. While you are participating in this service, if the service date falls on a day that the New York Stock Exchange is closed, the service date will be the next business day.

Automatic Exchange Service

Using the Automatic Exchange Service, you can exchange at regular intervals in a plan of investing often referred to as “dollar-cost averaging,” moving money, for example, from the Money Market Portfolio into a stock or bond Portfolio. The main objective of dollar-cost averaging is to shield your investment from short-term price fluctuations. Since the same dollar amount is transferred to other Subaccounts each month, more Accumulation Units are credited to a Subaccount if the value per Accumulation Unit is low, while fewer Accumulation Units are credited if the value per Accumulation Unit is high. Therefore, it is possible to achieve a lower average cost per Accumulation Unit over the long term if the Accumulation Unit Value declines over that period. This plan of investing allows investors to take advantage of market fluctuations but does not assure a profit or protect against a loss in declining markets.

To take advantage of the Automatic Exchange Service, complete a Vanguard Variable Annuity Automatic Exchange Service Form or contact Vanguard Annuity and Insurance Services.

You may change the amount to be exchanged or cancel this service at any time in writing or by telephone if you have telephone authorization on your Contract. This service cannot be used to establish a new Subaccount, and will not go into effect until the Free Look Period has expired.

Telephone and Online Exchanges

You may establish the telephone and online exchange privilege on your Contract by completing the appropriate section of the Client Information Form or by sending a letter authorizing the Company to take exchange instructions over the telephone. The Company, the Fund, and Vanguard shall not be responsible for the authenticity of exchange instructions received by telephone. We will take reasonable steps to confirm that instructions communicated by telephone are genuine. Before we act on any telephoned instruction, we will ask the caller for the Contract number and the owner’s last four Social Security number digits, zip code, and address. This information will be verified against the Contract Owner’s records and all transactions performed will be verified with the Contract Owner through a written confirmation statement. We will record all calls. The Company, the Fund, and Vanguard shall not be liable for any loss, cost, or expense for action on telephone instructions believed to be genuine in accordance with these procedures. We will make every effort to maintain the exchange privilege. However, the Company and the Fund reserve the right to revise or terminate its provisions, limit the amount of any exchange, or reject any exchange, as deemed necessary, at any time.

Expenses

A CLOSER LOOK AT

The Costs of Investing in a Variable Annuity

Costs are an important consideration in choosing a variable annuity. That’s because you, as a contract owner, pay the costs of operating the underlying mutual funds, plus any transaction costs incurred when the fund buys and sells securities, as well as the costs associated with the annuity contract itself. These combined costs can have a significant effect on the investment performance of the annuity contract. Even seemingly small differences in mutual fund and annuity contract expenses can, over time, have a dramatic effect on performance.

The projected expenses for the Vanguard Variable Annuity are substantially below the costs of other variable annuity contracts. For example, on a $25,000 Contract the average expense ratio of other variable annuity contracts was 2.39% as of December 31, 2006, compared to 0.57% for the Vanguard Variable Annuity. (Source for competitors’ data: Morningstar Principia Pro for VA/L Subaccounts, December 2006.)

19

SUMMARY OF COSTS OF INVESTING

in the Vanguard Variable Annuity

•	No sales load or sales charge

•	No charge to make full or partial withdrawals

•	No fee to exchange money among the Subaccounts

•	25 Annual Contract Maintenance Fee on Contracts valued at less than $25,000

•	Annual Mortality and Expense Risk Charge: 0.20%, 0.25%, or 0.32% depending on death benefit election

•	Annual Administrative Expense Charge: 0.10%

•	Fees and expenses paid by the Portfolios which ranged from 0.14% to 0.44% in the fiscal year ended December 31, 2006

Mortality and Expense Risk Charge

The Company charges a fee as compensation for bearing certain mortality and expense risks under the Contract. An annual charge of 0.20%, 0.25% or 0.32% (depending on the death benefit you select) is assessed.

The mortality and expense risk charge described above cannot be increased. If the charge is more than sufficient to cover actual costs or assumed risks, any excess will be added to the Company’s surplus. If the charges collected under the Contract are not enough to cover actual costs or assumed risks, then the Company will bear the loss.

A CLOSER LOOK AT

The Mortality and Expense Risk Charge

The Company assumes mortality risk in two ways. First, where Contract Owners elect an Annuity Payment Option under which the Company guarantees a number of payments over a life or joint lives, the Company assumes the risk of making monthly annuity payments regardless of how long all Annuitants may live. Second, the Company assumes mortality risk in providing a Death Benefit in the event the Annuitant dies during the Accumulation Phase.

The expense risk the Company assumes is that the charges for administrative expenses, which are guaranteed not to increase beyond the rates shown for the life of the Contract, may not be great enough to cover the actual costs of issuing and administering the Contract.

Administrative Expense Charge

The Company assesses each Contract an annual Administrative Expense Charge to cover the cost of issuing and administering each Contract and of maintaining the Separate Account. The Administrative Expense Charge is assessed daily at a rate equal to 0.10% annually of the net asset value of the Separate Account.

Annual Contract Maintenance Fee

In certain situations, the Company charges an Annual Contract Maintenance Fee of $25. The fee is to reimburse the Company for the costs it expects over the life of the Contract for maintaining each Contract and the Separate Account.

The Company charges the fee if:

•	Your Initial Premium Payment is less than $25,000; and

•	in each subsequent year the Accumulated Value remains below $25,000.

The fee will be assessed on the last Friday of the calendar year, based on the Accumulated Value of the Contract on that day. If that day is not a business day, it will be assessed on the preceding business day. If that Friday is the last business day of the calendar year, the fee will be assessed on the preceding Friday.

Fund Operating Expenses

The value of the assets in the Separate Account will reflect the fees and expenses paid by Vanguard Variable Insurance Fund. A complete description of these expenses is found in the “Fee Table” section of this prospectus, the Fees and Expenses section of the Fund’s prospectus, and in the “Management of the Fund” section of the Fund’s Statement of Additional Information.

20

Taxes

INTRODUCTION

The following discussion of annuity taxation is general in nature and is based on the Company’s understanding of the treatment of annuity contracts under current federal income tax law, particularly Section 72 of the Internal Revenue Code and various Treasury Regulations and Internal Revenue Service interpretations dealing with Section 72. The discussion does not touch upon state or local taxes. It is not tax advice. You may want to consult with a qualified tax adviser about your particular situation to ensure that your purchase of a Contract results in the tax treatment you desire. Additional discussion of tax matters is included in the Statement of Additional Information.

TAXATION OF ANNUITIES IN GENERAL

Tax Deferral

Special rules in the Internal Revenue Code for annuity taxation exist today. In general, those rules provide that you are not currently taxed on increases in value under a Contract until you take some form of withdrawal or distribution from it. However, it is important to note that, under certain circumstances, you might not get the advantage of tax deferral, meaning that the increase in value would be subject to current federal income tax. (See ANNUITY CONTRACTS OWNED BY NON-NATURAL PERSONS, page 22, and DIVERSIFICATION STANDARDS, page 23.)

A CLOSER LOOK AT

Tax Deferral

Tax deferral means no current tax is due on earnings in your Contract. The amount you would have paid in income taxes can be left in the Contract and earn money for you.

One tradeoff of tax deferral is that there are certain restrictions on your ability to access your money, including penalty taxes for early withdrawals. This is one reason why a variable annuity is intended as a long-term investment.

Another tradeoff is that, when funds are withdrawn, they are taxed at ordinary income rates instead of capital gains rates, which apply to certain other sorts of investments.

Taxation of Full and Partial Withdrawals

If you make a full or partial withdrawal (including a Systematic Withdrawal) from a Non-Qualified Contract during the Accumulation Phase, you as the Contract Owner will be taxed at ordinary income rates on earnings you withdraw at that time. For purposes of this rule, withdrawals are taken first from earnings on the Contract and then from the money you invested in the Contract. This “investment in the contract” can generally be described as the cost of the Contract, or cost basis, and it generally includes all Premium Payments minus any amounts you have already received under the Contract that represented the return of invested money. Also for purposes of this rule, a pledge or assignment of a Contract is treated as a partial withdrawal from a Contract. (If you are contemplating using your Contract as collateral for a loan, you may be asked to pledge or assign it.)

Taxation of Annuity Payments

When you take Annuity Payments in the Income Phase of a Non-Qualified Contract, for tax purposes each payment is deemed to return to you a portion of your investment in the Contract. Since with a Non-Qualified Contract you have already paid taxes on those amounts (the Contract was funded with after-tax dollars), you will not be taxed again on your investment—only on your earnings.

For fixed Annuity Payments from a Non-Qualified Contract, in general, the Company calculates the taxable portion of each payment using a formula known as the “exclusion ratio.” This formula establishes the ratio that the investment in the Contract bears to the total expected amount of Annuity Payments for the term of the Contract. The Company then applies that ratio to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxable at ordinary income tax rates.

For variable Annuity Payments from a Non-Qualified Contract, in general, the Company calculates the taxable portion of each payment using a formula that establishes a specific dollar amount of each payment that is not taxed. To find the dollar amount, the Company divides the investment in the Contract by the total number of expected periodic payments. The remaining portion of each payment is taxable at ordinary income tax rates.

Once your investment in the Contract has been returned, the balance of the Annuity Payments represent earnings only and therefore are fully taxable.

21

Taxation of Withdrawals and Distributions From Qualified Contracts

Generally, the entire amount distributed from a Qualified Contract is taxable to the Contract Owner. In the case of Qualified Contracts with after-tax contributions, you may exclude the portion of each withdrawal or Annuity Payment constituting a return of after-tax contributions. Once all of your after-tax contributions have been returned to you on a non-taxable basis, subsequent withdrawals or annuity payments are fully taxable as ordinary income. Since the Company has no knowledge of the amount of after-tax contributions you have made, you will need to make this computation in the preparation of your federal income tax return.

Tax Withholding

Federal tax law requires that the Company withhold federal income taxes on all distributions unless the Contract Owner or payee, if applicable, elects not to have any amounts withheld and properly notifies the Company of that election. In certain situations, the Company will withhold taxes on distributions to non-resident aliens at a flat 30% rate unless a lower treaty rate or exemption from withholding applies under an applicable tax treaty and the Company has received the appropriate Form W-8 certifying the U.S. taxpayer identification number. Some states may require State Tax Withholding if you elect to have Federal Income Tax withheld.

Penalty Taxes on Certain Early Withdrawals

The Internal Revenue Code provides for a penalty tax in connection with certain withdrawals or distributions that are includible in income. The penalty amount is 10% of the amount includible in income that is received under an annuity. However, there are exceptions to the penalty tax. For instance, it does not apply to withdrawals: (1) made after the Contract Owner reaches age 59 1/2; (2) made on or after the death of the Contract Owner or, where the Contract Owner is not an individual, on or after the death of the primary Annuitant (who is defined as the individual the events in whose life are of primary importance in affecting the timing and payment under the Contracts); (3) attributable to the disability of the Contract Owner which occurred after the purchase of the Contract (as defined in the Internal Revenue Code); (4) that are part of a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the Contract Owner, or joint lives (or joint life expectancies) of the Contract Owner and his or her beneficiary; (5) from a Qualified Contract (note, however, that other penalties may apply); (6) under an immediate annuity contract (as defined in the Internal Revenue Code); (7) that can be traced to an investment in the Contract prior to August 14, 1982; or (8) under a Contract that an employer purchases on termination of certain types of qualified plans and that the employer holds until the employee’s severance from employment.

If the penalty tax does not apply to a withdrawal as a result of the application of item (4) above, and the series of payments is subsequently modified (for some reason other than death or disability), the tax for the year in which the modification occurs will be increased by an amount (as determined under Treasury Regulations) equal to the penalty tax that would have been imposed but for item (4) above, plus interest for the deferral period. The foregoing rule applies if the modification takes place (a) before the close of the period that is five years from the date of the first payment and after the taxpayer attains age 59 1/2, or (b) before the taxpayer reaches age 59 1/2. Because the Company cannot predict whether the series of payments will be substantially equal, the Company will report such withdrawals to the Internal Revenue Service as early withdrawals with no known exception.

For Qualified Contracts, other tax penalties may apply to certain distributions as well as to certain contributions and other transactions.

The penalty tax may not apply to distributions from Qualified Contracts issued under Section 408(b) of the Internal Revenue Code that you use to pay qualified higher education expenses, the acquisition costs (up to $10,000) involved in the purchase of a principal residence by a first-time homebuyer, or a distribution made on account of an Internal Revenue Service levy. Because the Company cannot verify that such an early withdrawal is for qualified higher education expenses or a first home purchase, the Company will report such withdrawals to the Internal Revenue Service as early withdrawals with no known exception.

ANNUITY CONTRACTS OWNED BY NON-NATURAL PERSONS

Where a non-natural person (for example, a corporation) holds a Contract, that Contract is generally not treated as an annuity contract for federal income tax purposes, and the income on that Contract (generally the increase in the net Accumulated Value less the payments) is considered taxable income each year. This rule does not apply where the non-natural person is only a nominal owner such as a trust or other entity acting as an agent for a natural person. The rule also does not apply where the estate of a decedent acquires a Contract, where an employer purchases a Contract on behalf of an employee upon termination of a qualified plan, or to an immediate annuity (as defined in the Internal Revenue Code).

22

MULTIPLE-CONTRACTS RULE

All non-qualified annuity contracts issued by the same company (or affiliate) to the same Contract Owner during any calendar year are to be aggregated and treated as one contract for purposes of determining the amount includible in the taxpayer’s gross income. Thus, any amount received under any Contract prior to the Contract’s Income Date, such as a partial withdrawal, will be taxable (and possibly subject to the 10% federal penalty tax) to the extent of the combined income in all such contracts. The Treasury Department has specific authority to issue regulations that prevent the avoidance of the multiple-contracts rules through the serial purchase of annuity contracts or otherwise. In addition, there may be other situations in which the Treasury Department may conclude that it would be appropriate to aggregate two or more Contracts purchased by the same Contract Owner. Accordingly, a Contract Owner should consult a tax adviser before purchasing more than one Contract or other annuity contracts. (The aggregation rules do not apply to immediate annuities (as defined in the Internal Revenue Code).)

OWNERSHIP TRANSFERS OF ANNUITY CONTRACTS

Any transfer of a Non-Qualified Contract during the Accumulation Phase for less than full and adequate consideration will generally trigger income tax (and possibly the 10% federal penalty tax) on the gain in the Contract to the Contract Owner at the time of such transfer. The transferee’s investment in the Contract will be increased by any amount included in the Contract Owner’s income. This provision, however, does not apply to transfers between spouses or former spouses incident to a divorce that are governed by Internal Revenue Code Section 1041(a).

ASSIGNMENTS OF ANNUITY CONTRACTS

A transfer of ownership in a Contract, a collateral assignment, or the designation of an Annuitant or other beneficiary who is not also the Contract Owner may result in tax consequences to the Contract Owner, Annuitant, or beneficiary that this prospectus does not discuss. A Contract Owner considering such a transfer or assignment of a Contract should contact a tax adviser about the potential tax effects of such a transaction.

DIVERSIFICATION STANDARDS

To comply with certain regulations under Internal Revenue Code Section 817(h), after a start-up period, each Subaccount of the Separate Account will be required to diversify its investments in accordance with certain diversification standards. A “look-through” rule applies that suggests that each Subaccount of the Separate Account will be tested for compliance with the diversification standards by looking through to the assets of the Portfolios in which each Subaccount invests. We intend to comply with the diversification regulations to assure that the Contract continues to be treated as an annuity contract for federal income tax purposes.

QUALIFIED INDIVIDUAL RETIREMENT ANNUITIES

Generally, you may purchase Qualified Contracts only in connection with a “rollover” of funds from another individual retirement annuity (IRA) or qualified plan. Qualified Contracts must contain special provisions and are subject to limitations on contributions and the timing of when distributions can and must be made. Tax penalties may apply to contributions greater than specified limits, loans, reassignments, distributions that do not meet specified requirements, or in other circumstances. No additional Premium Payments to your Qualified Contract will be accepted unless the additional premium is funded by another qualified plan. Anyone desiring to purchase a Qualified Contract should consult a personal tax adviser.

Access To Your Money

The value of your Contract can be accessed during the Accumulation Phase:

•	By making a full or partial withdrawal.

•	By electing an Annuity Payment Option.

•	By your Beneficiary in the form of a Death Benefit.

Full and Partial Withdrawals

You may withdraw all or part of your money at any time during the Accumulation Phase of your Contract without a Company charge, provided the Annuitant or Joint Annuitant is still living. All partial withdrawals must be for at least $250.

On the date the Company receives your request for a full withdrawal, the amount payable is the Accumulated Value.

On the date the Company receives your request for a partial withdrawal, the Accumulated Value will be reduced by the amount of the partial withdrawal.

Because you assume the investment risk under the Contract, the total amount paid upon a full withdrawal of the Contract may be more or less than the total Premium Payments made (taking prior withdrawals into account).

23

To make a withdrawal, send your written request to Vanguard Annuity and Insurance Services. Your written request should include your Contract number, Social Security number, the amount you wish to withdraw, how you want that amount allocated among the various Subaccounts, the signature of all Contract Owners, and your federal (and state, if applicable) tax withholding election. In the absence of specific directions from the Contract Owner, all deductions will be made from all funded Subaccounts on a pro rata basis.

Systematic Withdrawals

You may elect to have a specified dollar amount or a percentage of the balance withdrawn from your Contract’s Accumulated Value on a monthly, quarterly, semi-annual, or annual basis. The Company requires a Contract balance of at least $10,000 and a Subaccount balance of at least $1,000 in order to establish the systematic withdrawal program for your Contract. The minimum amount for each Systematic Withdrawal is $250. In the absence of specific directions from the Contract Owner, all deductions will be made from all funded Subaccounts on a pro rata basis.

You may elect this option by completing the Vanguard Variable Annuity Money Transfer Options Form. The Form must be signed by all Contract Owners and must be signature-guaranteed if you are directing the withdrawal payments to an address other than the Contract address.

The Company must receive your Form at least 30 days before the date you want systematic withdrawals to begin. The Company will process each Systematic Withdrawal on the date and at the frequency you specified in your Money Transfer Options Form.

You may change the amount to be withdrawn and the percentage or the frequency of distributions by telephone. Any other changes you make, including a change in the destination of the check or your election to cancel this option, must be made in writing, and should include signatures of all Contract Owners.

Minimum Balance Requirements

The minimum required balance in any Subaccount is $1,000. If an exchange or withdrawal would reduce the balance in a Subaccount to less than $1,000, the Company will transfer the remaining balance to the other Subaccounts under the Contract on a pro rata basis. If the entire value of the Contract falls below $1,000, the Company may notify you that the Accumulated Value of your Contract is below the minimum balance requirement. In that case, you will be given 60 days to make an additional Premium Payment before your Contract is liquidated. The Company would then promptly pay proceeds to the Contract Owner. The proceeds would be taxed as a withdrawal from the Contract. Full withdrawal will result in an automatic termination of the Contract.

Payment of Full or Partial Withdrawal Proceeds

The Company will pay cash withdrawals within seven days after receipt of your written request for withdrawal except in one of the following situations, in which the Company may delay the payment beyond seven days:

•	The New York Stock Exchange is closed on a day that is not a weekend or a holiday, or trading on the New York Stock Exchange is otherwise restricted.

•	An emergency exists as defined by the SEC, or the SEC requires that trading be restricted.

•	The SEC permits a delay for your protection as a Contract Owner.

•	The payment is derived from premiums paid by check, in which case the Company may delay payment until the check has cleared your bank, which may take up to ten calendar days.

TAXATION OF

Withdrawals

For important information on the tax consequences of withdrawals, see Taxation of Full and Partial Withdrawals, page 21, and Penalty Taxes on Certain Early Withdrawals, page 22.

Tax Withholding on Withdrawals

If you do not provide the Company with a written request not to have federal income taxes withheld when you request a full or partial withdrawal, federal tax law requires the Company to withhold federal income taxes from the taxable portion of any withdrawal and send that amount to the federal government. In that case, we will withhold at a rate of 10%. State income tax withholding may also be required.

24

Performance

Standardized Performance

From time to time, the Company may advertise the yield and total return investment performance of a Subaccount for various periods, including quarter-to-date, year-to-date, one-year, five-year, and since inception. The Company will calculate advertised yields and total returns according to standardized methods prescribed by the SEC, so that all charges and expenses attributable to the Contract will be included. Including these fees has the effect of decreasing the advertised performance of a Subaccount, so that a Subaccount’s investment performance will not be directly comparable to that of an ordinary mutual fund.

Non-Standardized Performance

The Company may also advertise total return or other performance data in non-standardized formats that do not reflect the Annual Contract Maintenance Fee.

Not Indications of Future Performance

The performance measures discussed above are not intended to indicate or predict future performance.

Statement of Additional Information

Please refer to the Statement of Additional Information for a description of the method used to calculate a Subaccount’s yield and total return and a list of the indices and other benchmarks used in evaluating a Subaccount’s performance.

Death Benefit

In General

If the Annuitant dies during the Accumulation Phase, the Beneficiary will receive the Death Benefit. The Death Benefit is the then-current Accumulated Value of the Contract on the date the Company receives Due Proof of Death and all Company forms, fully completed. However, for an additional charge, there are two optional Death Benefit Riders that can be selected by the Owner at the time of purchase.

1) Return of Premium Death Benefit Rider—This option is only available to Annuitants age 75 or younger at the time of Contract purchase. There is an additional annual charge of 0.05% (to be assessed 0.0125% per quarter). The additional annual charge will only be assessed for a period of 10 years from the Contract Date. With this option, the Death Benefit will be the greater of:

•	The Accumulated Value of the Contract as of the date the Company receives Due Proof of Death and all Company forms, fully completed; or

•	the sum of all Premium Payments; less any Adjusted Partial Withdrawals and Premium Taxes, if any.

2) Annual Step-Up Death Benefit Rider—This option is only available to Annuitants age 69 or younger at the time of Contract purchase. There is an additional annual charge of 0.12% (to be assessed 0.03% per quarter). The additional annual charge will only be assessed until the Annuitant’s 80th birthday. With this option, the Death Benefit will be the greatest of:

•	The Accumulated Value of the Contract as of the date the Company receives Due Proof of Death and all Company forms, fully completed.

•	the sum of all Premium Payments, less any Adjusted Partial Withdrawals and Premium Taxes, if any; or

•

the highest Accumulated Value on any Contract Anniversary Date on or after the date the Rider is added to the Contract and until the Annuitant reaches age 80, plus any subsequent Premium Payment received by the Company after such Contract Anniversary Date less any Adjusted Partial Withdrawals and Premium Taxes, if any.

If you elect the Return of Premium Death Benefit Rider or the Annual Step-Up Death Benefit Rider, you may cancel this rider by contacting Vanguard Annuity and Insurance Services. Please note that if you cancel the rider, you will not be allowed to elect the additional death benefit riders in the future. Once the rider is cancelled, the Beneficiary will receive the Death Benefit. The Death Benefit is the then-current Accumulated Value of the Contract on the date the Company receives Due Proof of Death and all Company forms, fully completed.

Federal tax law generally requires that if a Contract Owner is a natural person and dies before the Income Date, then the entire value of the Contract must be distributed within five years of the date of death of the Contract Owner. If the Contract Owner is not a natural person, the death of the primary Annuitant triggers the same distribution requirement. Special rules may apply to a surviving spouse.

25

A WORD ABOUT

Adjusted Partial Withdrawal

If you have elected one of the available Death Benefit Riders, your Contract could be affected by what is referred to as the Adjusted Partial Withdrawal. When a Partial Withdrawal is taken from the Contract, your Death Benefit will be reduced by an amount called the Adjusted Partial Withdrawal. It is equal to the Partial Withdrawal amount multiplied by an adjustment factor. The adjustment factor is equal to the amount of the Death Benefit prior to the Partial Withdrawal divided by the Accumulated Value prior to the Partial Withdrawal. Under certain circumstances, the Adjusted Partial Withdrawal amount deducted from the Death Benefit may be more than the dollar amount of the Partial Withdrawal. This will generally be the case if the Death Benefit amount exceeds the Accumulated Value at the time of the Partial Withdrawal. The Statement of Additional Information contains a more detailed description of the formula used to calculate an Adjusted Partial Withdrawal.

Death of the Annuitant During the Accumulation Phase

If the Annuitant dies during the Accumulation Phase, the Beneficiary will be entitled to the Death Benefit. The Death Benefit will be calculated on the date the Company receives Due Proof of Death and all Company forms, fully completed. The Beneficiary can choose to receive the amount payable in a lump-sum cash benefit or under one of the Annuity Payment Options. The Contract Owner can choose an Annuity Payment Option for the Beneficiary before the Annuitant’s death. However, if the Contract Owner does not make such a choice and the Company has not already paid a cash benefit, the Beneficiary may choose a payment option after the Annuitant’s death.

Death of the Annuitant During the Income Phase

The Death Benefit, if any, payable if the Annuitant dies during the Income Phase depends on the Annuity Payment Option selected. Upon the Annuitant’s death, the Company will pay the Death Benefit, if any, to the Beneficiary under the Annuity Payment Option in effect. For instance, if the Life Annuity With Period Certain option has been elected, and if the Annuitant dies during the Income Phase, then any unpaid payments certain will be paid to the Beneficiary.

DEFINITION

Due Proof of Death

When the term “Due Proof of Death” is used in this prospectus we mean any of the following:

•	A certified death certificate showing the manner of death

•	A certified decree of a court of competent jurisdiction as to the finding of death

•	A written statement by a medical doctor who attended the deceased

•	Any other proof satisfactory to the Company

A WORD ABOUT

Joint Annuitants

The Contract permits you as Contract Owner to name a Joint Annuitant. This can have different effects depending on whether the Contract is in the Accumulation Phase or the Income Phase.

During the Accumulation Phase, the Death Benefit is payable only after the death of both the Annuitant and the Joint Annuitant, subject to any limitations imposed by federal tax law.

During the Income Phase, it will not matter that you have named a Joint Annuitant unless you have chosen an Annuity Payment Option, such as the Joint and Last Survivor Annuity option, that pays over the life of more than one person. Therefore, if you have chosen an Annuity Payment Option that provides income over the life of someone other than the person named as Joint Annuitant, the Joint Annuitant’s death during the Income Phase will have no effect on the benefits due under the Contract.

Designation of a Beneficiary

The Contract Owner may select one or more Beneficiaries for the Annuitant and name them on the Client Information Form. Thereafter, while the Annuitant or Joint Annuitant is living, the Contract Owner may change the Beneficiary by written notice. The change will take effect as of the date the Contract Owner signs the notice, but it will not affect any payment made or any other action taken before the Company acknowledges the notice. The Contract Owner may also make the designation of Beneficiary irrevocable by sending written notice to the Company and obtaining approval from the Company. Changes in the Beneficiary may then be made only with the consent of the designated irrevocable Beneficiary. In the event

26

the Contract Owner and the Annuitant are different, the Contract Owner may also name an Owner’s Designated Beneficiary. The Owner’s Designated Beneficiary may assume ownership of the Contract upon the Contract Owner’s death subject to any restrictions required under federal tax law. See Death of Contract Owner During the Accumulation Phase, below. The Owner’s Designated Beneficiary may be added or changed only in writing.

If the Annuitant dies during the Accumulation Period, the following will apply unless the Contract Owner has made other provisions:

•	If there is more than one Beneficiary, each will share in the Death Benefit equally.

•	If one or two or more Beneficiaries have already died, the Company will pay that share of the Death Benefit equally to the survivor(s).

•	If no Beneficiary is living, the Company will pay the proceeds to the Contract Owner.

•	If no Beneficiary is named, the Company will pay the proceeds to the estate.

•

If a Beneficiary dies at the same time as the Annuitant, the Company will pay the proceeds as though the Beneficiary had died first. If a Beneficiary dies within 15 days after the Annuitant’s death and before the Company receives due proof of the Annuitant’s death, the Company will pay proceeds as though the Beneficiary had died first.

If a Beneficiary who is receiving Annuity Payments dies, the Company will pay any remaining Payments Certain to that Beneficiary’s named Beneficiary(ies) when due. If no Beneficiary survives the Annuitant, the right to any amount payable will pass to the Contract Owner. If the Contract Owner is not living at this time, this right will pass to his or her estate.

Death of the Contract Owner

Death of the Contract Owner During the Accumulation Phase. With two exceptions, federal tax law requires that when either the Contract Owner or the Joint Owner (if any) dies during the Accumulation Phase, the Company must pay out the entire value of the Contract within five years of the date of death. Since the death of a Contract Owner does not trigger the payment of the Death Benefit, the value of the Contract in this instance will be the Accumulated Value only. First exception: If the entire value is to be distributed to the Owner’s Designated Beneficiary, he or she may elect to have it paid under an Annuity Payment Option over his or her life or over a period certain no longer than his or her life expectancy as long as the payments begin within one year of the Contract Owner’s death. Second exception: If the Owner’s Designated Beneficiary is the spouse of the Contract Owner (or Joint Owner), the spouse may elect to continue the Contract in his or her name as Contract Owner indefinitely and to continue deferring tax on the accrued and future income under the Contract. (“Owner’s Designated Beneficiary” means the natural person whom the Contract Owner names as a beneficiary and who becomes the Contract Owner upon the Contract Owner’s death.) If the Contract Owner and the Annuitant are the same person, then upon that person’s death the Beneficiary is entitled to the Death Benefit. In this regard, see Death of the Annuitant During the Accumulation Phase, page 26.

Death of the Contract Owner During the Income Phase. Federal tax law requires that when either the Contract Owner or the Joint Owner (if any) dies during the Income Phase, the Company must pay the remaining portions of the value of the Contract at least as rapidly as under the method of distribution being used on the date of death.

Non-Natural Person as Contract Owner. Where the Contract Owner is not a natural person (for example, is a corporation), the death of the “primary Annuitant” is treated as the death of the Contract Owner for purposes of federal tax law. (The Internal Revenue Code defines a “primary Annuitant” as the individual who is of primary importance in affecting the timing or the amount of payout under the Contract.) In addition, where the Contract Owner is not a natural person, a change in the identity of the “primary Annuitant” is also treated as the death of the Contract Owner for purposes of federal tax law.

Payment of Lump-Sum Death Benefits

The Company will pay lump-sum Death Benefits within seven days after the election to take a lump sum becomes effective except in one of the following situations, in which the Company may delay the payment beyond seven days:

•	The New York Stock Exchange is closed on a day that is not a weekend or a holiday, or trading on the New York Stock Exchange is otherwise restricted.

•	An emergency exists as defined by the SEC, or the SEC requires that trading be restricted.

•	The SEC permits a delay for your protection as a Contract Owner.

•	The payment is derived from premiums paid by check, in which case the Company may delay payment until the check has cleared your bank, which may take up to ten calendar days.

27

Other Information

Monumental Life Insurance Company (the “Company,” “We,” “Us,” “Our”)

Peoples Benefit Life Insurance Company was merged with and into Monumental Life Insurance Company on or about October 1, 2007. Monumental Life Insurance Company was incorporated under the laws of the State of Maryland on March 5, 1858. Monumental was redomesticated from the State of Maryland to the State of Iowa on April 1, 2007. It is engaged in the sale of life and health insurance and annuity policies. Monumental is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Monumental is licensed in all states, except New York. Monumental is also licensed in the District of Columbia, Guam and Puerto Rico.

Separate Account VA DD (formerly Peoples Benefit Life Insurance Company Separate Account IV)

Established by the Company on July 16, 1990, the Separate Account operates under Iowa law.

The Separate Account is a unit investment trust registered with the SEC under the Investment Company Act of 1940 (the “1940 Act”). Such registration does not signify that the SEC supervises the management or the investment practices or policies of the Separate Account.

The Company owns the assets of the Separate Account, and the obligations under the Contract are obligations of the Company. These assets are held separately from the other assets of the Company and are not chargeable with liabilities incurred in any other business operation of the Company (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). The Company will always keep assets in the Separate Account with a value at least equal to the total Accumulated Value under the Contracts. Income, gains, and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the Company’s general account assets or any other separate account the Company maintains.

The Separate Account has various Subaccounts, each of which invests solely in a corresponding Portfolio of the Fund. Additional Subaccounts may be established at the Company’s discretion. The Separate Account meets the definition of a “separate account” under Rule 0-1(e)(1) of the 1940 Act.

Contract Owner (“You,” “Your”)

The Contract Owner is the person or persons designated as the Contract Owner in the Client Information Form to participate in the Contract. The term shall also include any person named as Joint Owner. A Joint Owner shares ownership in all respects with the Owner. The Owner has the right to assign ownership to a person or party other than himself.

Payee

The Payee is the Contract Owner, Annuitant, Beneficiary, or any other person, estate, or legal entity to whom benefits are to be paid.

Free Look Period

The Contract provides for a Free Look Period of at least 10 days after the Contract Owner receives the Contract (20 or more days in some instances as specified in your Contract) plus 5 days for mailing. The Contract Owner may cancel the Contract during the Free Look Period by returning it to Vanguard Annuity and Insurance Services, P.O. Box 1105, Valley Forge, PA 19482-1105. Upon cancellation, the Contract is treated as void from the Contract Date.

Withdrawals are not permitted during the Free Look Period.

Administrative Services

Vanguard, Vanguard Annuity and Insurance Services, 100 Vanguard Boulevard, Malvern, PA 19355, serves as Third Party Administrator of the contracts under an Administrative Services agreement with the Company.

Distributor of the Contracts

We have entered into a distribution arrangement with Vanguard, through its wholly owned subsidiary, Vanguard Marketing Corporation, which is the principal distributor of the Contract. In addition we and/or our affiliates paid Vanguard $150,000 in 2006 to assist with marketing expenses. During the fiscal year ended December 31, 2006, each Portfolio, except the Total Stock Market Index Portfolio, incurred distribution and marketing expenses representing 0.02% of each Portfolio’s average net assets. These expenses are guaranteed not to exceed 0.20% of each Portfolio’s average month-end net assets. The

28

Total Stock Market Index Portfolio pays no direct expenses; the Portfolio, as a shareholder of the underlying Vanguard funds, will indirectly bear the costs associated with operating those funds.

A complete description of the services provided by Vanguard Marketing Corporation is found in the “Management of the Fund” section in the fund’s Statement of Additional Information. The principal business address for Vanguard is 100 Vanguard Boulevard, Malvern, PA 19355-2331.

Voting Rights

The Fund does not hold regular meetings of shareholders. The trustees of the Fund may call special meetings of shareholders as the 1940 Act or other applicable law may require. To the extent required by law, the Company will vote the Portfolio shares held in the Separate Account at shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding Portfolio. The Company will vote Fund shares as to which no timely instructions are received and those shares held by the Company as to which Contract Owners have no beneficial interest in proportion to the voting instructions that are received with respect to all Contracts participating in that Portfolio. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

Prior to the Income Date, the Contract Owner holds a voting interest in each Portfolio to which the Accumulated Value is allocated. The number of votes which are available to a Contract Owner will be determined by dividing the Accumulated Value attributable to a Portfolio by the net asset value per share of the applicable Portfolio. After the Income Date, the person receiving Annuity Payments under any variable Annuity Payment Option has the voting interest. The number of votes after the Income Date will be determined by dividing the reserve for such Contract allocated to the Portfolio by the net asset value per share of the corresponding Portfolio. After the Income Date, the votes attributable to a Contract decrease as the reserves allocated to the Portfolio decrease. In determining the number of votes, fractional shares will be recognized.

The number of votes of the Portfolio that are available will be determined as of the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

Additions, Deletions, or Substitutions of Investments

The Company retains the right, subject to any applicable law, to make certain changes. The Company reserves the right to eliminate the shares of any of the Portfolios and to substitute shares of another Portfolio of the Fund or of another registered open-end management investment company, if the shares of the Portfolios are no longer available for investment or if, in the Company’s judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Separate Account. To the extent the 1940 Act requires, substitutions of shares attributable to a Contract Owner’s interest in a Portfolio will not be made until SEC approval has been obtained and the Contract Owner has been notified of the change.

The Company may establish new Portfolios when marketing, tax, investment, or other conditions so warrant. The Company will make any new Portfolios available to existing Contract Owners on a basis the Company will determine. The Company may also eliminate one or more Portfolios if marketing, tax, investment, or other conditions so warrant.

In the event of any such substitution or change, the Company may, by appropriate endorsement, make whatever changes in the Contracts may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Contracts, the Company may operate the Separate Account as a management company under the 1940 Act or any other form permitted by law, may deregister the Separate Account under the 1940 Act in the event such registration is no longer required, or may combine the Separate Account with one or more other separate accounts.

Financial Statements

The audited statutory-basis financial statements and schedules of the Company and the audited financial statements of the subaccounts of the Separate Account which are available for investment by Vanguard Variable Annuity Contract Owners (as well as the Report of Independent Registered Public Accounting Firm on them) are contained in the Statement of Additional Information.

Independent Registered Public Accounting Firm

Ernst & Young LLP serves as Independent Registered Public Accounting Firm for the Company and the subaccounts of the Separate Account which are available for investment by Vanguard Variable Annuity Owners and audits their financial statements annually.

Legal Proceedings

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. The Company is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

29

Table of Contents for the Vanguard Variable Annuity

Statement of Additional Information

Contents

The Contract

Computation of Variable Annuity
Income Payments

Adjusted Partial Withdrawal

Exchanges

Joint Annuitant

General Matters

Non-Participating

Misstatement of Age or Sex

Assignment

Annuity Data

Annual Report

Incontestability

Ownership

Distribution of the Contract

Performance Information

Subaccount Inception Dates

Money Market Subaccount Yields

30-Day Yield for Non-Money

Market Subaccounts

Standardized Average Annual

Total Return

Additional Performance

Measures

Non-Standardized Cumulative

Total Return and Non-Standardized

Average Annual Total Return

Non-Standardized Total Return

Year-to-Date

Non-Standardized One Year Return

Safekeeping of Account
Assets

Conflicts of Interest with

Other Separate Accounts

Taxes

State Regulation of the
Company

Records and Reports

Legal Matters

Independent Registered

Public Accounting Firm

Other Information

Financial Statements

30

Appendix

CONDENSED FINANCIAL INFORMATION

The Accumulation Unit Values and the number of Accumulation Units outstanding for each Subaccount are as follows:

For the period January 1, 1997 through December 31, 2006

	Money Market	Short- Term Investment- Grade	Total Bond Market Index	High Yield Bond	Balanced	Equity Income	Diversified Value
Accumulation unit value as of:
12/31/1997*	1.314	—	16.219	12.135	23.946	22.503	—
12/31/1998	1.381	—	17.546	12.576	26.729	26.365	—
12/31/1999	1.447	10.180	17.343	12.892	27.774	25.617	8.662
12/31/2000	1.536	10.974	19.237	12.579	30.541	28.424	10.879
12/31/2001	1.596	11.790	20.754	12.942	31.781	27.324	10.918
12/31/2002	1.618	12.488	22.400	13.098	29.537	23.481	9.333
12/31/2003	1.630	12.892	23.231	15.262	35.471	29.131	12.201
12/31/2004	1.646	13.119	24.135	16.513	39.356	32.911	14.653
12/31/2005	1.693	13.374	24.640	16.917	41.918	34.171	15.722
12/31/2006	1.773	13.989	25.642	18.261	48.045	41.119	18.633
Number of units outstanding as of:
12/31/1997*	282,813	—	12,403	7,810	19,528	13,361	—
12/31/1998	387,603	—	18,252	10,817	21,507	15,409	—
12/31/1999	456,736	3,165	17,857	10,721	20,007	14,334	3,397
12/31/2000	528,543	6,000	18,332	9,742	16,672	11,262	5,810
12/31/2001	565,875	11,127	23,531	11,874	18,322	11,746	13,973
12/31/2002	546,943	18,963	26,190	12,440	19,265	11,584	14,046
12/31/2003	418,859	22,495	20,899	14,778	20,537	11,735	16,476
12/31/2004	387,052	24,368	19,493	12,601	21,726	12,116	23,564
12/31/2005	416,197	24,449	21,045	11,547	23,523	12,394	29,369
12/31/2006	554,003	24,366	24,148	10,997	23,965	12,592	26,914
(Units are shown in thousands)

31

For the period January 1, 1997 through December 31, 2006

	Total Stock Mkt. Index	Equity Index	Mid- Cap Index	Growth	Capital Growth	Small Company Growth	International	REIT Index
Accumulation unit value as of:
12/31/1997*	—	29.301	—	24.034	—	10.970	13.708	—
12/31/1998	—	37.565	—	33.697	—	11.792	16.226	—
12/31/1999	—	45.300	12.454	41.101	—	18.957	20.265	9.738
12/31/2000	—	41.052	14.640	32.753	—	21.872	18.834	12.251
12/31/2001	—	35.987	14.510	22.246	—	23.013	15.272	13.691
12/31/2002	—	27.936	12.339	14.211	—	17.420	12.596	14.124
12/31/2003	12.559	35.781	16.492	17.870	12.739	24.501	16.939	19.078
12/31/2004	14.093	39.528	19.783	19.109	14.940	28.165	20.168	24.824
12/31/2005	14.911	41.299	22.480	21.241	16.039	29.838	22.386	27.679
12/31/2006	17.175	47.643	25.495	21.583	17.850	32.786	29.553	37.236
Number of units outstanding as of:
12/31/1997	—	28,886	—	18,975	—	11,350	14,597	—
12/31/1998	—	28,884	—	23,656	—	11,841	14,564	—
12/31/1999	—	33,247	5,746	26,900	—	14,077	15,970	2,281
12/31/2000	—	31,161	13,486	27,577	—	19,483	17,227	4,174
12/31/2001	—	29,786	16,068	23,721	—	19,007	14,988	6,433
12/31/2002	—	28,067	17,688	19,903	—	18,622	14,564	10,127
12/31/2003	10,334	28,896	18,660	19,387	4,000	20,365	16,374	11,626
12/31/2004	16,523	27,571	19,779	17,187	9,427	19,702	20,581	12,601
12/31/2005	19,255	24,890	21,707	16,123	9,052	17,595	23,947	11,547
12/31/2006	21,518	22,231	20,394	14,113	11,243	16,407	27,348	11,653
(Units are shown in thousands)

*	Date of commencement of operations for the Total Bond Market Index and Equity Index Subaccounts was April 29, 1991, for the Money Market Subaccount was May 2, 1991, for the Balanced Subaccount was May 23, 1991, for the Equity Income and Growth Subaccounts was June 7, 1993, for the International Subaccount was June 3, 1994, for the High Yield Bond and Small Company Growth Subaccounts was June 3, 1996, for the Short-Term Investment-Grade, Diversified Value, Mid-Cap Index, and REIT Index Subaccounts was February 8, 1999, and for the Total Stock Market Index and Capital Growth Subaccounts was May 1, 2003.

32

Monumental Life Insurance Company

VANGUARD® VARIABLE ANNUITY

Issued by

Monumental Life Insurance Company

(Formerly issued by Peoples Benefit Life Insurance Company)

Supplement Dated October 1, 2007

to the

Prospectus dated October 1, 2007

Peoples Benefit Life Insurance Company was merged with and into Monumental Life Insurance Company on or about October 1, 2007. Monumental Life Insurance Company was incorporated under the laws of the State of Maryland on March 5, 1858. Monumental was redomesticated from the state of Maryland to the state of Iowa on April 1, 2007. It is engaged in the sale of life and health insurance and annuity policies. Monumental is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Monumental is licensed in all states except New York. Monumental is also licensed in the District of Columbia, Guam and Puerto Rico.

Effective October 1, 2007 Peoples Benefit Life Insurance Company Separate Account IV changed its name to Separate Account VA DD.

Peoples Benefit Life Insurance Company and Monumental Life Insurance Company are affiliates. Please note that the merger will not affect your rights under your contract, there are no income tax consequences for you due to the merger, and you will not be charged any additional fees or expenses as a result of the merger. You may contact Vanguard Annuity and Insurance Services at (800) 522-5555.

SEPARATE ACCOUNT VA DD (FORMERLY PEOPLES BENEFIT LIFE INSURANCE COMPANY

SEPARATE ACCOUNT IV)

STATEMENT OF ADDITIONAL INFORMATION

FOR THE

VANGUARD VARIABLE ANNUITY

OFFERED BY

MONUMENTAL LIFE INSURANCE COMPANY (FORMERLY PEOPLES BENEFIT LIFE INSURANCE COMPANY)

(AN IOWA STOCK COMPANY)

ADMINISTRATIVE OFFICES

4333 EDGEWOOD ROAD NE

CEDAR RAPIDS, IOWA 52499

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Vanguard Variable Annuity (the “Contract”) offered by Monumental Life Insurance Company (formerly Peoples Benefit Life Insurance Company) (the “Company”). You may obtain a copy of the Prospectus dated October 1, 2007 by calling 800-522-5555, or writing to Vanguard Annuity and Insurance Services, P.O. Box 1105, Valley Forge, PA 19482-1105. Terms used in the current Prospectus for the Contract are incorporated in this Statement.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT.

October 1, 2007

THE CONTRACT

In order to supplement the description in the Prospectus, the following provides additional information about the Contract which may be of interest to Contract Owners.

Computation of Variable Annuity Income Payments

Variable Annuity Income Payments are computed as follows. First, the Accumulated Value (or the portion of the Accumulated Value used to provide variable payments) is applied under the Annuity Table contained in the Contract corresponding to the Annuity Option elected by the Contract Owner and based on an assumed interest rate of 4%. This will produce a dollar amount which is the first monthly payment.

The amount of each Annuity Payment after the first is determined by means of Annuity Units. The number of Annuity Units is determined by dividing the first Annuity Payment by the Annuity Unit value for the selected Subaccount ten Business Days prior to the Income Date. The number of Annuity Units for the Subaccount then remains fixed, unless an exchange of Annuity Units (as set forth below) is made. After the first Annuity Payment, the dollar amount of each subsequent Annuity Payment is equal to the number of Annuity Units multiplied by the Annuity Unit value for the Subaccount ten Business Days before the due date of the Annuity Payment.

The Annuity Unit value for each Subaccount was initially established at $10.00 on the day money was first deposited in that Subaccount. The Annuity Unit value for any subsequent Business Day is equal to (a) times (b) times (c), where:

(a)	the Annuity Unit value for the immediately preceding Business Day;
(b)	the Net Investment Factor for the day;
(c)	the investment result adjustment factor (0.99989255 per day), which recognizes an assumed interest rate of 4% per year used in determining the Annuity Payment amounts.

The Net Investment Factor is a factor applied to a Subaccount that reflects daily changes in the value of the Subaccount due to:

(a)	any increase or decrease in the value of the Subaccount due to investment results;
(b)	a daily charge for the mortality and expense risks assumed by the Company corresponding to an annual rate of 0.20%;
(c)	a daily charge for the cost of administering the Contract corresponding to an annual charge of 0.10%; and
(d)	a charge of $25 for maintenance of Contracts valued at less than $25,000 at time of initial purchase and in each subsequent year if the Accumulated Value remains below $25,000.

The Annuity Tables contained in the NA100A Contract are based on the 1983 Table “A” Mortality Table projected for mortality improvement to the year 2000 using Projection Scale G and an interest rate of 4% a year; except that in Massachusetts and Montana, the Annuity Tables contained in the Contract are based on a 60% female/40% male blending of the above, for all annuitants of either gender.

The Annuity Tables contained in the VVAP U 1001 Contract are based on a 4% effective annual Assumed Investment Return and the “Annuity 2000” (male, female, and unisex if required by law) mortality table projected for improvement using projection scale G (50% of G for females, 100% of G for males) with an assumed commencement date of 2005. Age adjustments apply for annuitizations after 2010. Unisex factors assume a 70% female, 30% male mix.

Adjusted Partial Withdrawal

The Adjusted Partial Withdrawal is the total amount the Death Benefit is adjusted as a result of any Partial Withdrawals taken from the Contract. It adjusts the Death Benefit in proportion to its relationship to the Accumulated Value of the Contract and the amount of the Partial Withdrawal. The Death Benefit is calculated by subtracting the Adjusted Partial Withdrawal amount from the Death Benefit amount prior to the Partial Withdrawal. The formula is as follows:

(a)	divided by (b) = (c); (c) multiplied by (d) = Adjusted Partial Withdrawal amount

Where:

(a)	= Death Benefit prior to the Partial Withdrawal;
(b)	= Accumulated Value of the Contract prior to the Partial Withdrawal;
(c)	= Adjustment factor;
(d)	= Amount of Partial Withdrawal

Without application of the Adjusted Partial Withdrawal amount, the Company has the risk in a down market that a Contract Owner may withdraw most of his or her Accumulated Value and leave a sizable guaranteed minimum Death Benefit under the Return of Premium Death Benefit or Annual Step-up Death Benefit Riders. For example, suppose $100,000 is invested in the Contract with a Return of Premium Death Benefit elected and the market subsequently drops to $50,000. Without the Adjusted Partial Withdrawal, the Contract Owner could withdraw $49,000 and purchase a different annuity contract, leaving only $1,000 invested in the Contract with a $51,000 Death Benefit. The Company would retain a future Death Benefit liability with almost no money invested in the Contract to permit the Company to recover that future expense. The Adjusted Partial Withdrawal allows the Company to eliminate the risk described. In the foregoing example, the Contract Owner would only have a $2,000 Death Benefit after the withdrawal.

Conversely, in an up market, the Adjusted Partial Withdrawal will lower the guaranteed Death Benefit by an amount less than amount actually withdrawn. The Company would retain a future Death Benefit liability with no additional risk. Using the example above, assume the market subsequently rose to $150,000. Without the Adjusted Partial Withdrawal, the Contract Owner withdraws $50,000 and would have a guaranteed minimum Death Benefit remaining of $50,000. However, using the Adjusted Partial Withdrawal, the remaining guaranteed minimum Death Benefit would be $66,666.67.

Exchanges

After the Income Date, if a Variable Annuity Option has been chosen, the Contract Owner may, by making written request or by calling Vanguard Annuity and Insurance Services, exchange the current value of the existing Subaccount to Annuity Units of any other Subaccount then available. The request for the exchange must be received, however, at least 10 Business Days prior to the first payment date on which the exchange is to take effect. This exchange shall result in the same dollar amount of Annuity Payment on the date of exchange. The Contract Owner is limited to two substantive exchanges (at least 30 days apart) from a Portfolio (except the Money Market Portfolio) in any Contract Year, and the value of the Annuity Units exchanged must provide a monthly Annuity Payment of at least $100 at the time of the exchange. “Substantive” means a dollar amount that The Vanguard Group, Inc. determines, in its sole discretion, could adversely affect management of the Fund.

Exchanges will be made using the Annuity Unit value for the Subaccounts on the date the request for exchange is received by the Company. On the exchange date, the Company will establish a value for the current Subaccount by multiplying the Annuity Unit value by the number of Annuity Units in the existing Subaccount, and compute the number of Annuity Units for the new Subaccount by dividing the Annuity Unit value of the new Subaccount into the value previously calculated for the existing Subaccount.

Joint Annuitant

The Contract Owner may, in the Client Information Form or by written request at least 30 days prior to the Income Date, name a Joint Annuitant. Such Joint Annuitant must meet the Company’s underwriting requirements. If approved by the Company, the Joint Annuitant shall be named on the Contract Schedule or added by endorsement. An Annuitant or Joint Annuitant may not be replaced.

The Income Date shall be determined based on the date of birth of the Annuitant. If the Annuitant or Joint Annuitant dies prior to the Income Date, the survivor shall be the sole Annuitant. Another Joint Annuitant may not be designated. Payment to a Beneficiary shall not be made until the death of the surviving Annuitant.

GENERAL MATTERS

Non-Participating

The Contracts are non-participating. No dividends are payable and the Contracts will not share in the profits or surplus earnings of the Company.

Misstatement of Age or Sex

Depending on the state of issue of a Contract, the Company may require proof of age and/or sex before making Annuity Payments. If the Annuitant's stated age, sex or both in the Contract are incorrect, the Company will change the Annuity Benefits payable to those which the Premium Payments would have purchased for the correct age and sex. In the case of correction of the stated age or sex after payments have commenced, the Company will: (1) in the case of underpayment, pay the full amount due with the next payment; or (2) in the case of overpayment, deduct the amount due from one or more future payments.

Assignment

Any Nonqualified Contract may be assigned by the Contract Owner prior to the Income Date and during the Annuitant’s lifetime. The Company is not responsible for the validity of any assignment. No assignment will be recognized until the Company receives written notice thereof. The interest of any Beneficiary which the assignor has the right to change shall be subordinate to the interest of an assignee. Any amount paid to the assignee shall be paid in one sum, notwithstanding any settlement agreement in effect at the time assignment was executed. The Company shall not be liable as to any payment or other settlement made by the Company before receipt of written notice.

Annuity Data

The Company will not be liable for obligations which depend on receiving information from a Payee until such information is received in a form satisfactory to the Company.

Annual Report

Once each Contract Year, the Company will send the Contract Owner an annual report of the current Accumulated Value allocated to each Subaccount; and any Premium Payments, charges, exchanges or withdrawals during the year. This report will also give the Contract Owner any other information required by law or regulation. The Contract Owner may ask for a report like this at any time.

Incontestability

This Contract is incontestable from the Contract Date, subject to the “Misstatement of Age or Sex” or “Misstatement of Age” provision.

Ownership

The Owner of the Contract on the Contract Date is the Annuitant, unless otherwise specified in the Client Information Form. The Owner may specify a new Owner by written notice at any time thereafter. The term Owner also includes any person named as a Joint Owner. A Joint Owner shares ownership in all respects with the Owner. During the Annuitant’s lifetime all rights and privileges under this Contract may be exercised solely by the Owner. Upon the death of the Owner(s), Ownership is retained by the surviving Joint Owner or passes to the Owner's Designated Beneficiary, if one has been designated by the Owner. If no Owner’s Designated Beneficiary is designated or if no Owner’s Designated Beneficiary is living, the Owner’s Designated Beneficiary is the Owner's estate. From time to time the Company may require proof that the Owner is still living.

DISTRIBUTION OF THE CONTRACT

We have entered into a distribution arrangement with The Vanguard Group, Inc., through its wholly owned subsidiary, Vanguard Marketing Corporation, the principal distributor of the Contract. During the fiscal year ended December 31, 2006, each Portfolio, except the Total Stock Market Index Portfolio, incurred distribution and marketing expenses representing 0.02% of each Portfolio’s average net assets. These expenses are guaranteed not to exceed 0.20% of 0.01% of each Portfolio’s average month-end net assets. A complete description of the services provided by Vanguard Marketing Corporation is found in the “Management of the Fund” section in the Fund’s Statement of Additional Information. The principal business address for The Vanguard Group, Inc. is 100 Vanguard Boulevard, Malvern, PA 19355-2331.

PERFORMANCE INFORMATION

Performance information for the Subaccounts, including the yield and effective yield of the Money Market Subaccount, the yield of the remaining Subaccounts, and the total return of all Subaccounts, may appear in reports or promotional literature to current or prospective Contract Owners.

Subaccount Inception Dates

Where applicable, the following Subaccount inception dates are used in the calculation of performance figures: April 29, 1991 for the Equity Index Subaccount and the Total Bond Market Index Subaccount; May 2, 1991 for the Money Market Subaccount; May 23, 1991 for the Balanced Subaccount; June 7, 1993 for the Equity Income Subaccount and the Growth Subaccount; June 3, 1994 for the International Subaccount; June 3, 1996 for the High Yield Bond Subaccount and the Small Company Growth Subaccount; February 8, 1999 for the Diversified Value Subaccount and the Short-Term Investment-Grade Subaccount; February 9, 1999 for the Mid-Cap Index Subaccount and the REIT Index Subaccount; and May 1, 2003 for the Total Stock Market Index Subaccount and the Capital Growth Subaccount.

The underlying series of Vanguard Variable Insurance Fund in which the Mid-Cap Index Subaccount and the REIT Index Subaccount invest commenced operations on February 8, 1999 (and sold shares to these subaccounts on that day), but they held all of their assets in money market instruments until February 9, 1999, when performance measurement begins.

Money Market Subaccount Yields

Current yield for the Money Market Subaccount will be based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less a pro-rata share of Subaccount expenses accrued over that period (the “base-period”), and stated as a percentage of the investment at the start of the base period (the “base period return”). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent.

Calculation of “effective yield” begins with the same “base period return” used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

Effective Yield = [(Base Period Return +1)365/7] -1

The yield of the Money Market Subaccount for the 7-day period ended December 31, 2006, was 4.92%.

30-Day Yield for Non-Money Market Subaccounts

Quotations of yield for the remaining Subaccounts will be based on all investment income per Unit earned during a particular 30-day period, less expenses accrued during the period (“net investment income”), and will be computed by dividing net investment income by the value of a Unit on the last day of the period, according to the following formula:

YIELD = 2[(a—b + 1)6 -1]

  c x d

Where:

[a]	equals the net investment income earned during the period by the Series attributable to shares owned by a Subaccount
[b]	equals the expenses accrued for the period (net of reimbursements)
[c]	equals the average daily number of Units outstanding during the period
[d]	equals the maximum offering price per Accumulation Unit on the last day of the period

Yield on the Subaccount is earned from the increase in net asset value of shares of the Series in which the Subaccount invests and from dividends declared and paid by the Series, which are automatically reinvested in shares of the Series.

The yield of each Subaccount for the 30-day period ended December 31, 2006, is set forth below. Yields are calculated daily for each Subaccount. Premiums and discounts on asset-backed securities are not amortized.

Short-Term Investment-Grade Subaccount	4.71%
Total Bond Market Index Subaccount	4.67%
High Yield Bond Subaccount	6.67%
Balanced Subaccount	2.81%
Equity Income Subaccount	2.39%
Diversified Value Subaccount	1.96%
Total Stock Market Index Subaccount	1.55%
Mid-Cap Index Subaccount	0.78%
Equity Index Subaccount	1.35%
Growth Subaccount	0.42%
Capital Growth Subaccount	0.74%
Small Company Growth Subaccount	0.17%
International Subaccount	—
REIT Index Subaccount	3.11%*

*This dividend yield includes some payments that represent a return of capital by underlying REITs. The amount of the return of capital is determined by each REIT only after its fiscal year-end.

Standardized Average Annual Total Return

When advertising performance of the Subaccounts, the Company will show the “Standardized Average Annual Total Return,” calculated as prescribed by the rules of the SEC, for each Subaccount. The Standardized Average Annual Total Return is the effective annual compounded rate of return that would have produced the cash redemption value over the stated period had the performance remained constant throughout. The calculation assumes a single $1,000 payment made at the beginning of the period and full redemption at the end of the period. It reflects the deduction of all applicable sales loads or sales charges, the Annual Contract Maintenance Fee and all other Portfolio, Separate Account and Contract level charges except Premium Taxes, if any. In calculating performance information, the Annual Contract Maintenance Fee is reflected as a percentage equal to the total amount of fees collected during a year divided by the total average net assets of the Portfolios during the same year. The fee is assumed to remain the same in each year of the applicable period. The fee is prorated to reflect only the remaining portion of the calendar year of purchase. Thereafter, the fee is deducted annually.

Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a Contract over a period of one, three, five and 10 years (or, if less, up to the life of the Subaccount) and year-to-date, six months to date, month-to-date, and quarter-to-date, calculated pursuant to the formula:

P(1 + T)n = ERV

Where:

(1)	[P] equals a hypothetical Initial Premium Payment of $1,000

(2)	[T] equals an average annual total return

(3)	[n] equals the number of years

(4)	[ERV] equals the ending redeemable value of a hypothetical $1,000 Premium Payment made at the beginning of the period (or fractional portion thereof)

The following tables show the average annual total return for the Subaccounts for the period beginning at the inception of each Subaccount and ending on December 31, 2006.

Standardized Average Annual Total Return

For Period Ending December 31, 2006

Annual Step-Up Death Benefit Option

(Total Annual Separate Account Expenses: 0.42%)

	1 Year	3 years	5 Years	10 Years	Year to Date	Year Ended 12/31/06	Since Subaccount Inception*
Money Market Subaccount	4.61%	2.72%	1.99%	3.43%	4.61%	4.61%	3.58%
Short Term Investment-Grade Subaccount	4.48%	2.63%	3.35%	—	4.48%	4.48%	4.21%
Total Bond Market Index Subaccount	3.87%	3.19%	4.17%	5.45%	3.87%	3.87%	6.04%
High Yield Bond Subaccount	7.82%	6.03%	7.00%	—	7.82%	7.82%	5.73%
Balanced Subaccount	14.49%	10.51%	8.48%	9.29%	14.49%	14.49%	10.43%
Equity Income Subaccount	20.21%	12.04%	8.39%	9.22%	20.21%	20.21%	10.84%
Diversified Value Subaccount	18.40%	15.03%	11.15%	—	18.40%	18.40%	8.07%
Total Stock Market Index Subaccount	15.05%	10.86%	—	—	15.05%	15.05%	15.74%
Equity Index Subaccount	15.24%	9.88%	5.64%	7.85%	15.24%	15.24%	10.33%
Mid-Cap Index Subaccount	13.29%	15.49%	11.80%	—	13.29%	13.29%	12.46%
Growth Subaccount	1.48%	6.36%	-0.74%	1.11%	1.48%	1.48%	5.69%
Capital Growth Subaccount	11.17%	11.77%	—	—	11.17%	11.17%	16.97%
Small Company Growth Subaccount	9.76%	10.07%	7.20%	—	9.76%	9.76%	11.75%
International Subaccount	26.24%	20.25%	13.98%	8.16%	26.24%	26.24%	8.86%
REIT Index Subaccount	34.40%	24.84%	22.02%	—	34.40%	34.40%	18.00%

*	Refer to “Subaccount Inception Dates” under the “PERFORMANCE INFORMATION” section of this Statement of Additional Information.

All total return figures reflect the deduction of the administrative charge, and the mortality and expense risk charge. The SEC requires that an assumption be made that the Contract Owner surrenders the entire Contract at the end of the 1-, 5- and 10-year periods (or, if less, up to the life of the Subaccount) for which performance is required to be calculated.

Performance information for a Subaccount may be compared, in reports and promotional literature, to: (i) the Standard & Poor’s 500 Stock Index (“S&P 500”), Dow Jones Industrial Average (“DJIA”), Donoghue Money Market Institutional Averages, or other indices that measure performance of a pertinent group of securities so that investors may compare a Subaccount’s results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely-used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which Accumulation Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the Fund in which the Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and marketing materials may, from time to time, include information concerning the rating of Monumental Life Insurance Company (formerly Peoples Benefit Life Insurance Company) as determined by A.M. Best, Moody’s, Standard & Poor’s or other recognized rating services. Reports and promotional literature may also contain other information including (i) the ranking of any Subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria, and (ii) the effect of tax deferred compounding on a Subaccount’s investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis.

ADDITIONAL PERFORMANCE MEASURES

Non-Standardized Cumulative Total Return and Non-Standardized Average Annual Total Return

The Company may show a Non-Standardized Cumulative Total Return (i.e., the percentage change in the value of an Accumulation Unit) for one or more Subaccounts with respect to one or more periods. The Company may also show Non-Standardized Average Annual Total Return (i.e., the average annual change in Accumulation Unit Value) with respect to one or more periods. For one year and periods less than one year, the Non-Standardized Cumulative Total Return and the Non-Standardized Average Annual Total Return are effective annual rates of return and are equal. For periods greater than one year, the Non-Standardized Average Annual Total Return is the effective annual compounded rate of return for the periods stated. Because the value of an Accumulation Unit reflects the Separate Account and Portfolio expenses (see Fee Table in the Prospectus), the Non-Standardized Cumulative Total Return and Non-Standardized Average Annual Total Return also reflect these expenses. However, these percentages do not reflect the Annual Contract Maintenance Fee or Premium Taxes (if any), which, if included, would reduce the percentages reported by the Company.

Non-Standardized Cumulative Total Return

For Period Ending 12/31/2006

Annual Step-Up Death Benefit Option

(Total Annual Separate Account Expenses: 0.42%)

	Month to date	Quarter to date	6 Months to date	One Year	Since Subaccount Inception*
Money Market Subaccount	0.44%	1.23%	2.46%	4.61%	74.14%
Short-Term Investment-Grade Subaccount	-0.13%	1.04%	3.29%	4.48%	38.62%
Total Bond Market Index Subaccount	-0.57%	1.25%	4.94%	3.87%	151.71%
High Yield Bond Subaccount	0.90%	3.37%	6.85%	7.83%	80.43%
Balanced Subaccount	1.04%	5.42%	10.63%	14.50%	372.29%
Equity Income Subaccount	2.58%	6.83%	13.30%	20.22%	305.11%
Diversified Value Subaccount	2.89%	6.40%	13.53%	18.40%	84.68%
Total Stock Market Index Subaccount	1.06%	6.98%	11.61%	15.06%	71.08%
Equity Index Subaccount	1.36%	6.58%	12.46%	15.24%	368.23%
Mid-Cap Index Subaccount	-0.29%	7.30%	8.54%	13.29%	152.75%
Growth Subaccount	0.19%	4.01%	8.36%	1.49%	112.40%
Capital Growth Subaccount	-0.74%	3.85%	7.14%	11.17%	77.81%
Small Company Growth Subaccount	-0.50%	6.63%	4.33%	9.76%	224.11%
International Subaccount	3.17%	10.62%	14.45%	26.25%	191.40%
REIT Index Subaccount	-1.84%	8.92%	19.00%	34.41%	269.34%

*	Refer to “Subaccount Inception Dates” under the “PERFORMANCE INFORMATION” section of this Statement of Additional Information.

Non-Standardized Average Annual Total Returns

For Period Ending 12/31/2006

Annual Step-Up Death Benefit Option

(Total Annual Separate Account Expenses: 0.42%)

	One Year	Three Year	Five Year	Since Subaccount Inception*
Money Market Subaccount	4.61%	2.73%	2.00%	3.60%
Short-Term Investment-Grade Subaccount	4.48%	2.64%	3.36%	4.22%
Total Bond Market Index Subaccount	3.87%	3.20%	4.18%	6.07%
High Yield Bond Subaccount	7.83%	6.04%	7.01%	5.74%
Balanced Subaccount	14.50%	10.52%	8.50%	10.46%
Equity Income Subaccount	20.22%	12.06%	8.40%	10.86%
Diversified Value Subaccount	18.40%	15.04%	11.16%	8.08%
Total Stock Market Index Subaccount	15.06%	10.88%	—	15.76%
Equity Index Subaccount	15.24%	9.89%	5.65%	10.35%
Mid-Cap Index Subaccount	13.29%	15.50%	11.81%	12.47%
Growth Subaccount	1.49%	6.37%	-0.73%	5.71%
Capital Growth Subaccount	11.17%	11.78%	—	16.99%
Small Company Growth Subaccount	9.76%	10.08%	7.21%	11.76%
International Subaccount	26.25%	20.27%	13.99%	8.87%
REIT Index Subaccount	34.41%	24.85%	22.03%	18.01%

*	Refer to “Subaccount Inception Dates” under the “PERFORMANCE INFORMATION” section of this Statement of Additional Information.

Non-Standardized Total Return Year-to-Date

The Company may show Non-Standardized Total Return Year-to-Date as of a particular date, or simply Total Return YTD, for one or more Subaccounts with respect to one or more non-standardized base periods commencing at the beginning of a calendar year. Total Return YTD figures reflect the percentage change in actual Accumulation Unit Values during the relevant period. These percentages reflect a deduction for the Separate Account and Portfolio expenses, but do not include the Annual Contract Maintenance Fee or Premium Taxes (if any), which, if included, would reduce the percentages reported by the Company.

Non-Standardized Total Return Year-to-Date

For Period Ending 12/31/2006

Annual Step-Up Death Benefit Option

(Total Annual Separate Account Expenses: 0.42%)

Total Return YTD as of 12/31/2006
Money Market Subaccount	4.61%
Short-Term Investment-Grade Subaccount	4.48%
Total Bond Market Index Subaccount	3.87%
High Yield Bond Subaccount	7.83%
Balanced Subaccount	14.50%
Equity Income Subaccount	20.22%
Diversified Value Subaccount	18.40%
Total Stock Market Index Subaccount	15.06%
Equity Index Subaccount	15.24%
Mid-Cap Index Subaccount	13.29%
Growth Subaccount	1.49%
Capital Growth Subaccount	11.17%
Small Company Growth Subaccount	9.76%
International Subaccount	26.25%
REIT Index Subaccount	34.41%

Non Standardized One Year Return

The Company may show Non-Standardized One Year Return, for one or more Subaccounts with respect to one or more non-standardized base periods commencing at the beginning of a calendar year (or date of inception, if during the relevant year) and ending at the end of such calendar year. One Year Return figures reflect the percentage change in actual Accumulation Unit Values during the relevant period. These percentages reflect a deduction for the Separate Account and Portfolio expenses, but do not include the Annual Contract Maintenance Fee or Premium Taxes (if any), which if included would reduce the percentages reported by the Company.

Non-Standardized One Year Return

Annual Step-Up Death Benefit Option

(Total Annual Separate Account Expenses: 0.42%)

	2004	2005	2006
Money Market Subaccount	0.84%	2.75%	4.61%
Short-Term Investment-Grade Subaccount	1.64%	1.92%	4.48%
Total Bond Market Index Subaccount	3.77%	1.98%	3.87%
High Yield Bond Subaccount	8.09%	2.33%	7.83%
Balanced Subaccount	10.82%	6.41%	14.50%
Equity Income Subaccount	12.84%	3.72%	20.22%
Diversified Value Subaccount	19.96%	7.19%	18.40%
Total Stock Market Index Subaccount	12.08%	5.71%	15.06%
Equity Index Subaccount	10.34%	4.37%	15.24%
Mid-Cap Index Subaccount	19.81%	13.55%	13.29%
Growth Subaccount	6.80%	11.07%	1.49%
Capital Growth Subaccount	17.13%	7.26%	11.17%
Small Company Growth Subaccount	14.82%	5.84%	9.76%
International Subaccount	18.92%	15.89%	26.25%
REIT Index Subaccount	29.97%	11.41%	34.41%

	2003	2002	2001	2000	1999	1998
Money Market Subaccount	0.59%	1.38%	3.92%	6.04%	4.75%	5.07%
Short-Term Investment-Grade Subaccount	3.13%	5.91%	7.43%	7.74%	—	—
Total Bond Market Index Subaccount	3.60%	7.93%	7.87%	10.85%	-1.23%	7.87%
High Yield Bond Subaccount	16.45%	1.20%	2.83%	-2.48%	2.46%	3.63%
Balanced Subaccount	20.03%	-7.06%	4.00%	9.93%	3.89%	11.61%
Equity Income Subaccount	24.02%	-14.07%	-3.94%	10.95%	-2.94%	17.19%
Diversified Value Subaccount	30.70%	-14.52%	0.33%	25.60%	—	—
Total Stock Market Index Subaccount	—	—	—	—	—	—
Equity Index Subaccount	28.05%	-22.37%	-12.43%	-9.47%	20.62%	28.25%
Mid-Cap Index Subaccount	33.64%	-14.96%	-0.95%	17.50%	—	—
Growth Subaccount	25.71%	-36.12%	-32.26%	-20.44%	22.00%	40.32%
Capital Growth Subaccount	36.82%	—	—	—	—	—
Small Company Growth Subaccount	40.65%	-24.30%	5.16%	15.37%	60.91%	7.52%
International Subaccount	34.46%	-17.52%	-19.04%	-7.12%	24.96%	18.39%
REIT Index Subaccount	35.06%	3.16%	11.71%	25.87%	—	—

	1997	1996	1995	1994	1993	1992
Money Market Subaccount	5.12%	4.98%	5.42%	3.73%	2.55%	3.18%
Short-Term Investment-Grade Subaccount	—	—	—	—	—	—
Total Bond Market Index Subaccount	8.97%	3.09%	17.57%	-3.15%	8.91%	5.89%
High Yield Bond Subaccount	11.64%	—	—	—	—	—
Balanced Subaccount	22.69%	15.79%	31.97%	-1.08%	12.69%	6.69%
Equity Income Subaccount	33.95%	18.25%	38.44%	-1.71%	—	—
Diversified Value Subaccount	—	—	—	—	—	—
Total Stock Market Index Subaccount	—	—	—	—	—	—
Equity Index Subaccount	32.73%	22.41%	36.91%	0.67%	9.39%	6.88%
Mid-Cap Index Subaccount	—	—	—	—	—	—
Growth Subaccount	26.21%	26.45%	37.87%	3.82%	—	—
Capital Growth Subaccount	—	—	—	—	—	—
Small Company Growth Subaccount	12.87%	—	—	—	—	—
International Subaccount	2.91%	14.15%	15.43%	—	—	—
REIT Index Subaccount	—	—	—	—	—	—

SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by the Company. The assets are kept physically segregated and held separate and apart from the Company’s general account assets. Records are maintained of all purchases and redemptions of eligible Portfolio shares held by each of the Subaccounts.

CONFLICTS OF INTEREST WITH OTHER SEPARATE ACCOUNTS

The Portfolios may be made available to registered separate accounts offering variable annuity and variable life products of the Company or other insurance companies. Although the Company believes it is unlikely, a material conflict could arise between the interests of the Separate Account and one or more of the other participating separate accounts. In the event a material conflict does exist, the affected insurance companies agree to take any necessary steps, including removing their separate accounts from the Fund if required by law, to resolve the matter.

TAXES

The Company is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Separate Account is not a separate entity from the Company and its operations form a part of the Company, the Separate Account will not be taxed separately as a “regulated investment company” under Subchapter M of the Internal Revenue Code. Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the Accumulated Value. Under existing federal income tax law, the Separate Account’s investment income, including realized net capital gains, is not taxed to the Company. The Company reserves the right to make a deduction for taxes should they be imposed with respect to such items in the future.

Under present laws, the Company will incur state or local taxes in several states. If there is a change in state or local tax laws, the Company may make charges for such taxes. At present time, the Company does not charge the Contract Owner for these other taxes. If there is a change in state or local tax laws, charges for such taxes may be made. The Company does not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the Contracts. Based upon these expectations, no charge is currently being made to the Separate Account for corporate federal income taxes that may be attributable to the Separate Account.

The Company will periodically review the question of a charge to the Separate Account for corporate federal income taxes related to the Separate Account. Such a charge may be made in future years for any federal income taxes the Company incurs. This might become necessary if the Company ultimately determines that its tax treatment is not what it currently believes it to be, if there are changes in the federal income tax treatment of annuities at the corporate level, or if there is a change in the Company’s tax status. If the Company should incur federal income taxes attributable to investment income or capital gains retained as part of the reserves under the Contracts, the Accumulated Value of the Contract would be correspondingly adjusted by any provision or charge for such taxes.

STATE REGULATION OF THE COMPANY

The Company is a stock life insurance company organized under the laws of Iowa, and is subject to regulation by the Iowa Insurance Division. An annual statement in a prescribed form is filed with Iowa Insurance Division on or before March 1 of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding calendar year. Periodically, the Iowa Insurance Division examines the financial condition of the Company, including the liabilities and reserves of the Separate Account.

RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by the Company or by its administrator, The Vanguard Group, Inc. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, the Company will mail to all Contract Owners at their last known address of record, at least semiannually, reports containing such information as may be required under that Act or by any other applicable law or regulation.

LEGAL MATTERS

The law firm of Sutherland Asbill & Brennan LLP, of Washington, D.C., has provided legal advice concerning the issue and sale of the Contract under the applicable federal securities laws.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the Separate Account at December 31, 2006 and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Monumental Life Insurance Company and Peoples Benefit Life Insurance Company at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, Independent Registered Public Accounting Firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

FINANCIAL STATEMENTS

The audited financial statements of the subaccounts of the Separate Account which are available for investment by Vanguard Variable Annuity Contract Owners as of December 31, 2006, including the Report of Independent Registered Public Accounting Firm thereon, are included in this Statement of Additional Information.

The audited statutory-basis financial statements of Monumental Life Insurance Company and Peoples Benefit Life Insurance Company as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, including the Report of Independent Registered Public Accounting Firm thereon, which are also included in this Statement of Additional Information, should be distinguished from the financial statements of subaccounts of the Separate Account which are available for investment by Vanguard Variable Annuity Contract Owners and should be considered only as bearing on the ability of the Monumental Life Insurance Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA

The following tables show financial information after giving effect to the merger of Peoples Benefit Life Insurance Company and Monumental Life Insurance Company as though it had occurred on an earlier date (which we refer to as “pro forma” information).

The financial information is provided as of December 31, 2006 and for the year ended December 31, 2006. In presenting the pro forma balance sheet, we assumed the merger had occurred December 31, 2006. In presenting the pro forma income statement information, we assumed the merger had occurred January 1, 2006.

Proforma Unaudited Consolidated Statutory Balance Sheet

Monumental Life Insurance Company and Peoples Benefit Life Insurance Company

As of December 31, 2006

	MLIC	PBLIC	Elimination	December 31, 2006 Total
ASSETS
1. Bonds	$14,167,692,473	$3,445,913,250		$17,613,605,723
2. Stocks:
2.1 Preferred stocks	986,972,493	234,690,074		1,221,662,567
2.2 Common stocks	255,946,211	8,555,100	(216,362,456)	48,138,855
3. Mortgage loans on real estate:
3.1 First liens	2,010,968,027	547,962,924		2,558,930,951
3.2 Other than first liens	0	0		0
4. Real estate
4.1 Properties occupied by the company	0	0		0
4.2 Properties held for production of income	1,237,337	0		1,237,337
4.3 Properties held for sale	5,193,090	2,998,589		8,191,679
5. Cash, cash equivalents and short-term investments	(769,223)	(10,695,604)		(11,464,827)
6. Contract loans (including $0 premium notes)	337,829,216	147,616,815		485,446,031
7. Other invested assets	820,886,116	321,831,737	(286,462,289)	856,255,564
8. Receivable for securities	187,096	192,608		379,704
9. Aggregate write-ins for invested assets	0	0		0

10. Subtotals, cash and invested assets (Lines 1 to 9)	$18,586,142,836	$4,699,065,493	$(502,824,745)	$22,782,383,584

11. Investment income due and accrued	$278,856,035	$57,041,449		$335,897,484
12. Premiums and considerations:
12.1 Uncollected premiums and agents’ balances in course of collection	44,903,845	9,619,530		54,523,375
12.2 Deferred premiums, agents’ balances and installments booked but deferred and not yet due (including $0 earned but unbilled premiums)	134,742,964	27,963,385		162,706,349
12.3 Accrued retrospective premiums	0	0		0
13. Reinsurance:
13.1 Amounts recoverable from reinsurers	2,405,616	1,422,394		3,828,010
13.2 Funds held by or deposited with reinsured companies	0	0		0
13.3 Other amounts receivable under reinsurance contracts	135,806,555	0		135,806,555
14. Amounts receivable relating to uninsured plans	0	0		0
15.1 Current federal and foreign income tax recoverable and interest thereon	55,612,238	0		55,612,238
15.2 Net deferred tax asset	64,385,458	29,285,437		93,670,895
16. Guaranty funds receivable or on deposit	782,000	767,002		1,549,002
17. Electronic data processing equipment and software	0	0		0
18. Furniture and equipment, including health care delivery assets ($0)	0	0		0
19. Net adjustment in assets and liabilities due to foreign exchange rates	0	0		0
20. Receivable from parent, subsidiaries and affiliates	240,793,211	21,299,530		262,092,741
21. Health care ($0) and other amounts receivable	0	0		0
22. Other assets nonadmitted	0	0		0
23. Aggregate write-ins for other than invested assets	92,614,246	11,079,150		103,693,396

24. Total assets excluding Separate Accounts business (Lines 10 to 23)	$19,637,045,004	$4,857,543,370	$(502,824,745)	$23,991,763,629

25. From Separate Accounts Statement	261,059,941	10,639,055,420		10,900,115,361

26. Total (Lines 24 and 25)	$19,898,104,945	$15,496,598,790	$(502,824,745)	$34,891,878,990

DETAILS OF ASSET WRITE-INS (Line 9)
	$0	$0		$0

TOTAL OF ASSETS WRITE-INS FOR LINES 9	$0	$0	$0	$0

DETAILS OF ASSET WRITE-INS (Line 23)
Accounts receivable	$13,273,381	$9,749,508		$23,022,889
Company owned life insurance	63,682,388	0		63,682,388
Prepaid reinsurance premium	191,500	0		191,500
Investment broker receivables	1,819,362	0		1,819,362
Investment receivables	13,647,615	1,329,642		14,977,257

TOTAL OF ASSETS WRITE-INS FOR LINES 23	$92,614,246	$11,079,150	$0	$103,693,396

Proforma Unaudited Consolidated Statutory Balance Sheet

Monumental Life Insurance Company and Peoples Benefit Life Insurance Company

As of December 31, 2006

	MLIC	PBLIC	Elimination	December 31, 2006 Total
LIABILITIES
1. Aggregate reserve for life contracts	$9,217,045,681	$3,149,282,113		$12,366,327,794
2. Aggregate reserve for accident and health contracts	371,182,212	54,572,616		425,754,828
3. Liability for deposit-type contracts	2,122,683,914	559,165,599		2,681,849,513
4. Contract claims:
4.1 Life	38,688,017	12,922,585		51,610,602
4.2 Accident and health	124,470,404	20,214,785		144,685,189
5. Policyholders’ dividends and coupons due and unpaid	31,744	0		31,744
6. Provision for policyholders’ dividends and coupons payable in following calendar year-estimated amounts:
6.1 Dividends apportioned for payment to December 31, 2005	1,513,035	9,076		1,522,111
6.2 Dividends not yet apportioned	0	0		0
6.3 Coupons and similar benefits	0	0		0
7. Amount provisionally held for deferred dividend policies not included in Line 6	0	0		0
8. Premiums and annuity considerations for life and accident and health contracts received in advance less discount	4,444,439	1,515,150		5,959,589
9. Contract liabilities not included elsewhere:
9.1 Surrender values on canceled contracts	0	0		0
9.2 Provision for experience rating refunds	7,043,781	1,178,903		8,222,684
9.3 Other amounts payable on reinsurance	1,498,858	5,730,493		7,229,351
9.4 Interest Maintenance Reserve	105,527,626	0		105,527,626
10. Commissions to agents due or accrued	23,271,546	5,156,513		28,428,059
11. Commissions and expense allowances payable on reinsurance assumed	48,144	2,581		50,725
12. General expenses due or accrued	23,374,300	7,934,206		31,308,506
13. Transfers to Separate Accounts due or accrued	(728,313)	(128,949)		(857,262)
14. Taxes, licenses and fees due or accrued, excluding federal income taxes	13,563,292	7,902,270		21,465,562
15.1. Current federal and foreign income taxes	0	12,872,233		12,872,233
15.2. Net deferred tax liability	0	0		0
16. Unearned investment income	7,172,155	501,753		7,673,908
17. Amounts withheld or retained by company as agent or trustee	85,779,871	4,648,149		90,428,020
18. Amounts held for agents’ account, including agents’ credit balance	916,297	1,176,303		2,092,600
19. Remittances and items not allocated	5,065,329	1,733,838		6,799,167
20. Net adjustment in assets and liabilities due to foreign exchange rates	0	0		0
21. Liability for benefits for employees and agents if not included above	0	0		0
22. Borrowed money and interest thereon	126,065,081	4,851,635		130,916,716
23. Dividends to stockholders declared and unpaid	0	0		0
24. Miscellaneous liabilities:
24.1 Asset valuation reserve	204,474,529	115,123,383		319,597,912
24.2 Reinsurance in unauthorized companies	3,282,715	0		3,282,715
24.3 Funds held under reinsurance treaties with unauthorized reinsurers	5,940,360,508	0		5,940,360,508
24.4 Payable to parent, subsidiaries and affiliates	105,574,637	18,865		105,593,502
24.5 Drafts outstanding	0	0		0
24.6 Liability for amounts held under uninsured accident and health plans	0	0		0
24.7 Funds held under coinsurance	73,887,476	0		73,887,476
24.8 Payable for securities	20,216,891	560		20,217,451
24.9 Capital notes and interest thereon	0	0		0
25. Aggregate write-ins for liabilities	134,611,151	57,954,907		192,566,058

26. Total liabilities excluding Separate Accounts business (Lines 1-25)	$18,761,065,320	$4,024,339,567	$0	$22,785,404,887

27. From Separate Accounts Statement	261,059,941	10,639,055,420		10,900,115,361

28. Total liabilities (Line 26 and 27)	$19,022,125,261	$14,663,394,987	$0	$33,685,520,248

DETAILS OF LIABILITIES WRITE-INS (Line 25)
Deferred derivative gain/loss	$0	$31,759,378		$31,759,378
Derivatives	32,214,849	3,747,122		35,961,971
Municipal reverse repurchase agreement	97,826,882	22,448,407		120,275,289
Interest payable on surplus notes	800,000	0		800,000
Provision for liquidity guarantees	3,769,420	0		3,769,420

TOTAL OF LIABILITIES WRITE-INS FOR LINE 25	$134,611,151	$57,954,907	$0	$192,566,058

SURPLUS AND OTHER FUNDS
29. Common capital stock	$7,685,250	$12,595,000	$(12,595,000)	$7,685,250
30. Preferred capital stock	0	25,190,000	(25,190,000)	0
31. Aggregate write-ins for other than special surplus funds	0	0		0
32. Surplus notes	160,000,000	0		160,000,000
33. Gross paid in and contributed surplus	209,934,070	5,911,788	37,785,000	253,630,858
34. Aggregate write-ins for special surplus funds	0	0		0
35. Unassigned funds (surplus)	498,360,364	789,507,015	(502,824,745)	785,042,634
36. Less treasury stock, at cost:
36.1 Common shares	0	0		0
36.2 Preferred shares	0	0		0
37. Surplus (Total lines 31+32+33+34+35-36)	$868,294,434	$795,418,803	$(465,039,745)	$1,198,673,492

38. Totals of Lines 29, 30 and 37	$875,979,684	$833,203,803	$(502,824,745)	$1,206,358,742

39. Totals of Lines 28 and 38 (Liabilities and Surplus)	$19,898,104,945	$15,496,598,790	$(502,824,745)	$34,891,878,990

*	This balance sheet is a consolidation of the December 31, 2006 NAIC Annual Statement balance sheets for Monumental Life Insurance Company and Peoples Benefit Life Insurance Company.

Note: Eliminations would all be on Investment and Corporate centers

FINANCIAL STATEMENTS AND SCHEDULES – STATUTORY BASIS

Peoples Benefit Life Insurance Company

Years Ended December 31, 2006, 2005, and 2004

Peoples Benefit Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2006, 2005, and 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors

Peoples Benefit Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Peoples Benefit Life Insurance Company (an indirect wholly owned subsidiary of AEGON N.V.) as of December 31, 2006 and 2005, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2006. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles also are described in Note 1. The effects on the financial statement of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Peoples Benefit Life Insurance Company at December 31, 2006 and 2005, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2006.

1

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peoples Benefit Life Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2006, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, in 2006 Peoples Benefit Life Insurance Company changed its accounting for investments in certain low income housing tax credit properties. Also, as discussed in Note 2 to the financial statements, in 2005 Peoples Benefit Life Insurance Company changed its accounting for investment in subsidiary, controlled and affiliated entities as well as its accounting for transfers and servicing of financial assets and extinguishments of liabilities.

/s/ Ernst & Young LLP

Des Moines, Iowa

March 13, 2007

2

Peoples Benefit Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except Share Amounts)

	December 31
	2006	2005
Admitted assets
Cash and invested assets:
Cash (overdraft), cash equivalents and short-term investments	$(10,696)	$(15,506)
Bonds	3,445,913	4,213,730
Preferred stocks:
Unaffiliated	234,690	4,915
Affiliated	—	47,321
Common stocks:
Unaffiliated (cost: 2006 – $2,877; 2005 - $12)	3,850	1
Affiliated (cost: 2006 – $8,625; 2005 - $6,845)	4,705	2,971
Mortgage loans on real estate	547,963	522,120
Real estate:
Properties held for sale	2,999	—
Policy loans	147,617	149,897
Other invested assets	322,024	332,733

Total cash and invested assets	4,699,065	5,258,182
Premiums deferred and uncollected	37,583	46,502
Reinsurance receivable	5,030	2,956
Due and accrued investment income	57,041	62,985
Federal and foreign income tax recoverable	—	5,887
Net deferred income tax asset	29,285	32,691
Receivable from parent, subsidiaries and affiliates	1,300	—
Short-term notes receivable from affiliates	20,000	—
Other assets	11,848	14,585
Separate account assets	10,639,055	9,127,932

Total admitted assets	$15,500,207	$14,551,720

3

Peoples Benefit Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except Share Amounts)

	December 31
	2006	2005
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$926,167	$989,452
Annuity	2,223,115	2,443,637
Accident and health	54,573	63,871
Policy and contract claim reserves:
Life	12,922	16,964
Accident and health	20,215	23,176
Liability for deposit-type contracts	559,166	972,418
Reinsurance in unauthorized companies	—	1,066
Other policyholders’ funds	1,524	2,119
Remittances and items not allocated	1,734	1,966
Asset valuation reserve	115,123	124,072
Payable to parent, subsidiaries and affiliates	19	28,751
Payable for securities	1	3,424
Transfers to (from) separate accounts due or accrued	(129)	980
Federal income taxes payable	12,872	—
Borrowed money	4,852	1,987
Deferred derivative loss	31,759	—
Municipal repo agreements	22,448	—
Other liabilities	41,587	46,185
Separate account liabilities	10,639,055	9,127,932

Total liabilities	14,667,003	13,848,000
Capital and surplus:
Common stock, $11 per share par value, 1,146,000 shares authorized, 1,145,000 issued and outstanding	12,595	12,595
Preferred stock, $11 per share par value, $240 per share liquidation value, 2,290,000 shares authorized, issued and outstanding	25,190	25,190
Paid-in surplus	5,912	5,704
Unassigned surplus	789,507	660,231

Total capital and surplus	833,204	703,720

Total liabilities and capital and surplus	$15,500,207	$14,551,720

See accompanying notes.

4

Peoples Benefit Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2006	2005	2004
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$104,336	$130,709	$137,555
Annuity	786,386	672,658	629,391
Accident and health	66,696	84,419	154,093
Net investment income	278,838	295,280	290,528
Amortization of interest maintenance reserve	1,525	1,018	(766)
Commissions and expense allowances on reinsurance ceded	9,862	11,067	13,943
Separate account fee income	32,130	28,421	19,637
Reinsurance reserve recapture	8,266	5,415	88,102
Other	1,347	710	3,456

	1,289,386	1,229,697	1,335,939
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health	126,869	143,246	195,328
Annuity benefits	163,419	160,661	150,978
Surrender benefits	767,384	665,158	672,283
Other benefits	73,047	63,493	59,205
Increase (decrease) in aggregate reserves for policies and contracts:
Life	(120,428)	(26,526)	(25,578)
Annuity	(220,522)	(149,203)	(88,377)
Accident and health	(14,298)	3,752	760

	775,471	860,581	964,599
Insurance expenses:
Commissions	17,743	31,408	43,536
General insurance expenses	61,532	60,831	65,077
Taxes, licenses and fees	2,793	6,496	8,751
Net transfers to separate accounts	237,341	169,510	58,334
Consideration on reinsurance recaptured	62,143	8,671	81,322
Other expenses	(3,172)	152	203

	378,380	277,068	257,223

Total benefits and expenses	1,153,851	1,137,649	1,221,822
Gain from operations before dividends to (from) policyholders, federal income tax expense (benefit) and net realized capital gains on investments	135,535	92,048	114,117
Dividends to (from) policyholders	39	41	(67)

Gain from operations before federal income tax expense (benefit) and net realized capital gains (losses) on investments	135,496	92,007	114,184
Federal income tax expense (benefit)	27,041	(4,229)	(10,584)

Gain from operations before net realized capital gains on investments	108,455	96,236	124,768
Net realized capital gains on investments (net of related federal income taxes and amounts transferred to/from interest maintenance reserve)	19,849	6,773	13,964

Net income	$128,304	$103,009	$138,732

See accompanying notes.

5

Peoples Benefit Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2004	$12,595	$25,190	$2,583	$434,730	$475,098
Net income	—	—	—	138,732	138,732
Change in net unrealized capital gains/losses	—	—	—	(2,422)	(2,422)
Change in nonadmitted assets	—	—	—	17,406	17,406
Change in asset valuation reserve	—	—	—	23,339	23,339
Change in net deferred income tax asset	—	—	—	(38,086)	(38,086)
Change in surplus as a result of reinsurance	—	—	—	(72)	(72)
Tax benefits on stock options exercised	—	—	—	32	32
Contributed surplus related to stock appreciation rights plan of indirect parent	—	—	1,025	—	1,025

Balance at December 31, 2004	12,595	25,190	3,608	573,659	615,052
Net income	—	—	—	103,009	103,009
Change in net unrealized capital gains/losses	—	—	—	(3,138)	(3,138)
Change in nonadmitted assets	—	—	—	(4,450)	(4,450)
Change in asset valuation reserve	—	—	—	(6,745)	(6,745)
Change in liability for reinsurance in unauthorized companies	—	—	—	(1,066)	(1,066)
Change in net deferred income tax asset	—	—	—	(1,041)	(1,041)
Change in surplus as a result of reinsurance	—	—	—	(70)	(70)
Tax benefit on stock options exercised	—	—	—	73	73
Contributed surplus related to stock appreciation rights plan of indirect parent	—	—	2,096	—	2,096

Balance at December 31, 2005	12,595	25,190	5,704	660,231	703,720
Net income	—	—	—	128,304	128,304
Change in net unrealized capital gains/losses	—	—	—	27,572	27,572
Change in nonadmitted assets	—	—	—	(23,868)	(23,868)
Change in liability for reinsurance in unauthorized companies	—	—	—	1,066	1,066
Change in asset valuation reserve	—	—	—	8,949	8,949
Change in net deferred income tax asset	—	—	—	19,999	19,999
Change in surplus as a result of reinsurance	—	—	—	3	3
Dividends to stockholders	—	—	—	(18,000)	(18,000)
Contributed surplus related to stock appreciation rights plan of indirect parent	—	—	208	—	208
Cumulative effect of change in accounting principle	—	—	—	(14,749)	(14,749)

Balance at December 31, 2006	$12,595	$25,190	$5,912	$789,507	$833,204

See accompanying notes.

6

Peoples Benefit Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2006	2005	2004
Operating activities
Premiums collected, net of reinsurance	$967,853	$894,377	$916,897
Net investment income received	314,582	292,373	299,100
Miscellaneous income	64,319	38,562	36,940
Benefit and loss related payments	(1,622,823)	(909,543)	(999,000)
Net transfers from separate accounts	(238,450)	(249,246)	(33,253)
Commissions and other expenses paid	(56,780)	(92,461)	(116,906)
Consideration on reinsurance recaptured	—	—	(81,322)
Dividends paid to policyholders	(39)	(42)	(91)
Federal and foreign income taxes paid	(26,453)	(22,558)	(1,508)

Net cash provided by (used in) operating activities	(597,791)	(48,538)	20,857
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	1,885,183	2,530,486	3,896,060
Stocks	123,842	10,914	122,200
Mortgage loans	103,025	159,887	154,826
Real estate	322	9,046	7,249
Other invested assets	77,498	83,724	72,740
Miscellaneous proceeds	31,755	3,142	220,185

Total investment proceeds	2,221,625	2,797,199	4,473,260
Cost of investments acquired:
Bonds	(1,394,281)	(2,444,474)	(4,032,778)
Stocks	(51,345)	(533)	(76,565)
Mortgage loans	(132,090)	(94,307)	(34,587)
Real estate	1	—	(7,521)
Other invested assets	(42,603)	(83,624)	(25,015)
Miscellaneous applications	(3,615)	(216,406)	—

Total cost of investments acquired	(1,623,933)	(2,839,344)	(4,176,466)
Net decrease in policy loans	2,292	1,754	2,543

Net cost of investments acquired	(1,621,641)	(2,837,590)	(4,173,923)

Net cash provided by (used in) investing activities	599,984	(40,391)	299,337
Financing and miscellaneous activities
Borrowed funds received	2,853	1,987	—
Net deposits on deposit-type contract funds and other liabilities	(32,981)	(20,953)	(35,025)
Dividends to stockholders	(18,000)	—	—
Other cash provided (used)	50,745	(82,155)	(240,578)

Net cash used in financing and miscellaneous activities	2,617	(101,121)	(275,603)

Net increase (decrease) in cash (overdraft), cash equivalents and short-term investments	4,810	(190,050)	44,591
Cash (overdraft), cash equivalents and short-term investments:
Beginning of year	(15,506)	174,544	129,953
End of year	$(10,696)	$(15,506)	$174,544

See accompanying notes.

7

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

December 31, 2006

1. Organization and Summary of Significant Accounting Policies

Organization

Peoples Benefit Life Insurance Company (the Company) is a stock life and health insurance company. The Company is directly owned by Monumental Life Insurance Company (76%), Capital Liberty Limited Partnership (CLLP) (20%), and Commonwealth General Corporation (4%). CLLP also owns 100% of the preferred stock of the Company. Each of these companies are indirect, wholly owned subsidiaries of AEGON N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company sells and services life and accident and health insurance products, primarily utilizing direct response methods, such as television, telephone, mail and third-party programs to reach low to middle-income households nationwide. The Company also sells and services group and individual accumulation products and guaranteed interest contracts and funding agreements, primarily utilizing brokers, fund managers, financial planners, stock brokerage firms and a mutual fund. The Company is licensed in 49 states, the District of Columbia and Puerto Rico.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles (GAAP). The more significant variances from GAAP are:

8

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the fair value. If high credit quality securities are adjusted, the retrospective method is used.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, all derivatives are reported on the balance sheet at fair value, the effective and ineffective portions of a single hedge are accounted for separately and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value with the change in fair value for cash flow hedges credited or charged directly to a separate component of capital and surplus rather than to income as required for fair value hedges.

9

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five-year bands. That net deferral is reported as the “interest maintenance reserve” (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the statement of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

10

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Separate Accounts With Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and agent debit balances, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that those assets are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values. Under GAAP, for all annuity policies, premiums received and benefits paid would be recorded directly to the reserve liability.

11

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance balance amounts deemed to be uncollectible have been written off through a charge to operations. A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10 percent of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are nonadmitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in future years, and a valuation allowance is established for deferred income tax assets not realizable.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

12

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Statements of Cash Flow: Cash (overdraft), cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year of less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

Investments in both affiliated and unaffiliated preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value as determined by the SVO and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes. Non-redeemable preferred stocks are reported at fair value of lower cost or fair value as determined by the SVO and the related net unrealized gains (losses) are reported as unassigned surplus with any adjustment for federal taxes.

13

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Beginning in 2006, hybrid securities, not classified as debt by the SVO, are reported as preferred stock. Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. As a result, $252,073 of securities previously classified as bonds by the Company have been reclassified as preferred stock as of December 31, 2006. Although the classification has changed, these hybrid securities continue to meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost based upon their NAIC rating. A corresponding reclassification was not made as of December 31, 2005.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value as determined by the SVO and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes. Common stocks of affiliated noninsurance companies are carried at the GAAP basis equity in the underlying net assets and the net unrealized capital gains (losses) are reported in unassigned surplus.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines the impairment is other than temporary; the mortgage loan is written down to realizable value and a realized loss is recognized.

Real estate occupied by the Company is reported at cost less allowances for depreciation. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Depreciation is computed principally by the straight-line method over the estimated useful lives of the properties.

Policy loans are reported at unpaid principal balances.

14

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

The Company has ownership interests in limited partnerships. The Company carries these interests based on its interest in the underlying GAAP equity of the investee. The company recognized impairment write-downs for its investments in limited partnerships during the years ended December 31, 2006, 2005 and 2004 of $4,592, $484 and $2,222, respectively, which is included in the statement of operations within net realized capital gains (losses).

Other “admitted assets” are valued principally at cost.

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2005 the Company excluded investment income due and accrued of $22 with respect to such practices. The Company did not exclude any investment income due and accrued at December 31, 2006.

The carrying amounts of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its fair value, and a specific writedown is taken. Such reductions in carrying amount are recognized as realized losses on investments.

For dollar reverse repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

15

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative Instruments

Swaps that are designated in hedging relationships and meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, on the financial statements with any premium or discount amortized into income over the life of the contract. For foreign currency swaps, the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Options are marked to fair value in the balance sheet and the fair value adjustment is recorded in unassigned surplus. Futures are marked to market on a daily basis and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financials statements.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income for forward-starting interest rate swaps begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

A replication transaction is a derivative transaction, generally a credit default swap, entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. For replication transactions, a premium is received by the Company on a periodic basis and recognized in investment income as earned. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

16

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The carrying values of derivative instruments are reflected in either the other invested assets or the other liabilities line within the balance sheet, depending upon the net balance of the derivatives as of the end of the reporting period. As of December 31, 2006 and 2005, derivatives in the amount of $3,747 and $5,065, respectively, were reflected in the other liabilities line within the financial statements.

Aggregate Reserves for Policies and Contracts

Life, annuity, and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

The Company waives deduction of deferred fractional premiums upon death and refunds portions of premiums beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. The Company returns any portion of the final premium beyond the date of death.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioners’ Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.50 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners’ Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners’ Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 4.5 to 10.0 percent and mortality rates, where appropriate, from a variety of tables.

17

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in Statement of Statutory Accounting Principles (SSAP) No. 50, Classifications and Definitions of Insurance or Managed Care Contracts in Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioners’ Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements, and other annuity contracts. Deposits and withdrawals received on these contracts are recorded as a direct increase or decrease directly to the liability balance, and are not reflected as premiums, benefits, or changes in reserve in the statement of operations.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus (deficit) and are amortized into income over the estimated life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

18

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received variable contract premiums of $782,970, $667,230, and $619,696 in 2006, 2005, and 2004, respectively. In addition, the Company received $32,130, $28,421, and $25,757, in 2006, 2005 and 2004, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Separate accounts predominately held by the Company, primarily for individual policyholders, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks and long-term bonds.

Certain separate account assets and liabilities reported in the accompanying financial statements contain contractual guarantees. Guaranteed separate accounts represent funds invested by the Company for the benefit of individual contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than guaranteed requirements is transferred to the general account and reported in the statements of operations. Assets in the accounts, carried at estimated fair value, consist primarily of long-term bonds.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

19

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Stock Option Plan and Stock Appreciation Rights Plans

Prior to 2002 and in 2005 & 2006, AEGON N.V. sponsored a stock option plan for eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

The Company’s employees participate in various stock appreciation rights (SAR) plans issued by the Company’s indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company’s employees has been charged to the Company, with an offsetting amount credited to paid-in surplus. The Company recorded an expense of $(46), $1,908 and $1,025 for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, the Company recorded an adjustment to paid-in surplus for the income tax effect related to these plans over and above the amount reflected in the statement of operations in the amount of $254, $188 and $0, for years ended December 31, 2006, 2005 and 2004, respectively.

Reclassifications

Certain reclassification differences exist between these statements and those filed with the state insurance departments that have no effect on unassigned surplus or net income. Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to the 2006 presentation.

2. Accounting Changes

Effective January 1, 2006, the Company adopted SSAP No. 93, Accounting for Low Income Housing Tax Credit Property Investments. This statement established statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit (LIHTC) properties. SSAP No. 93 states that LIHTC investments shall be initially recorded at cost and amortized based on the proportion of tax benefits received in the current year to the total estimated tax benefits to be allocated to the investor. Prior to 2006, the Company’s investments in LIHTC investments were reported in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies and SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities and carried at audited GAAP equity. The cumulative effect is the difference between the audited GAAP equity amount at December 31, 2005 and the amortized cost assuming the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a

20

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

2. Accounting Changes (continued)

change of accounting principle that reduced unassigned surplus by $14,749 at January 1, 2006.

Effective January 1, 2005, the Company adopted SSAP No. 88, Investments in Subsidiary, Controlled, and Affiliated Entities (SCA entities). According to SSAP No. 88, noninsurance subsidiaries are carried at audited GAAP equity. Prior to 2005, the Company’s investments in noninsurance subsidiaries were reported in accordance with SSAP No. 46, Investments in Subsidiary, Controlled and Affiliated Entities, and carried at statutory equity. The cumulative effect is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned surplus as of January 1, 2005.

Effective January 1, 2005, the Company adopted SSAP No. 91, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SSAP No. 91 addresses, among other things, the criteria that must be met in order to account for certain asset transfers as sales rather than collateralized borrowings. Transfers impacted by SSAP No. 91 that the Company engages in include securities lending, repurchase and reverse repurchase agreements and dollar reverse repurchase agreements. In accordance with SSAP No. 91, if specific criteria are met, reverse repurchase agreements and dollar reverse repurchase agreements are accounted for as collateralized borrowings, and repurchase agreements accounted for as collateralized lending. The cumulative effect of the adoption of this SSAP is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned surplus as of January 1, 2005.

3. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, cash equivalents and short-term investments: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair values.

Investment securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third party organizations, where available.

21

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments (continued)

For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit, and maturity of the investments. For equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

Mortgage loans on real estate and policy loans: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying amount.

Short-term notes receivable from affiliates: The carrying amount for short-term notes receivable from affiliates approximate their fair values.

Separate account assets: The fair value of separate account assets are based on quoted market prices.

Investment contract liabilities: Fair values for the Company’s liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Interest rate swaps and call options: Estimated fair values of swaps, including interest rate and currency swaps and call options, are based on pricing models or formulas using current assumptions.

Credit default swaps: Estimated fair value of credit default swaps are based upon the pricing differential for similar swap agreements.

Separate account annuity liabilities: The fair value of separate account annuity liabilities approximate the fair value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

22

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments (continued)

The following sets forth a comparison of the fair values and carrying amounts of the Company’s financial instruments:

	December 31
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Admitted assets
Cash (overdraft), cash equivalents and short-term investments	$(10,696)	$(10,696)	$(15,506)	$(15,506)
Bonds	3,445,913	3,498,437	4,213,730	4,366,254
Preferred stocks, other than affiliates	234,690	253,337	4,915	5,115
Common stocks, other than affiliates	3,850	3,850	1	1
Mortgage loans on real estate	547,963	572,149	522,120	556,984
Policy loans	147,617	147,617	149,897	149,897
Short-term notes receivable from affiliates	20,000	20,000	—	—
Receivable from parents, subsidiaries, and affiliates	1,300	1,300	—	—
Interest rate swaps	(3,747)	(3,053)	(5,065)	50,304
Call options	—	—	—	272
Credit default swaps	—	911	—	980
Separate account assets	10,639,055	10,639,055	9,127,932	9,127,932
Liabilities
Investment contract liabilities	1,555,201	1,582,362	2,165,385	2,198,897
Borrowed money	4,852	4,852	1,987	1,987
Separate account annuity liabilities	10,570,535	10,570,535	9,071,923	9,071,923

4. Investments

The Company owns 8.2% of the outstanding common stock of Buena Sombra Insurance Agency at December 31, 2006 and 2005, respectively. The cost of this subsidiary was $100. The Company owns 100% of the outstanding common stock of JMH Operating Company at December 31, 2006 and 2005. The cost of this subsidiary was $4,411. The Company owns 32% of the outstanding common stock of Real Estate Alternative Portfolio 3A at December 31, 2006 and 2005. The cost of this subsidiary was $4,114 and $2,334 as of December 31, 2006 and 2005, respectively. Buena Sombra, JMH Operating Company, and Real Estate Alternative Portfolio 3A are all valued based upon the equity basis as described in the Purposes and Procedures Manual of the Securities Valuation Office of the NAIC.

23

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company also owned 100% of the outstanding preferred shares of GTFP, an affiliated company, at December 31, 2005. The cost of this subsidiary was $47,321 as of December 31, 2005. GTFP was valued based upon amortized cost. The Company disposed of this affiliate during 2006.

The carrying amounts and estimated fair values of investments in bonds and preferred stock were as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses 12 Months or More	Estimated Fair Value
December 31, 2006
Bonds:
United States Government and agencies	$200,113	$8,855	$495	$436	$208,037
State, municipal and other government	57,979	3,551	11	304	61,215
Public utilities	238,728	12,000	470	2,370	247,888
Industrial and miscellaneous	2,303,990	75,045	11,998	28,176	2,338,861
Mortgage and other asset-backed securities	645,103	3,867	768	5,766	642,436

	3,445,913	103,318	13,742	37,052	3,498,437
Unaffiliated preferred stocks	234,690	20,900	275	1,978	253,337
Unaffiliated common stocks	2,877	973	—	—	3,850

	$3,683,480	$125,191	$14,017	$39,030	$3,755,624

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses 12 Months or More	Estimated Fair Value
December 31, 2005
Bonds:
United States Government and agencies	$164,237	$12,492	$322	$554	$175,853
State, municipal and other government	51,060	6,297	324	374	56,659
Public utilities	264,552	23,925	1,050	1,102	286,325
Industrial and miscellaneous	2,878,821	154,125	24,029	9,031	2,999,886
Mortgage and other asset-backed securities	855,060	16,559	4,807	19,281	847,531

	4,213,730	213,398	30,532	30,342	4,366,254
Unaffiliated preferred stocks	4,915	200	—	—	5,115
Unaffiliated common stocks	12	—	11	—	1

	$4,218,657	$213,598	$30,543	$30,342	$4,371,370

24

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company held bonds at December 31, 2006 and 2005 with a carrying amount of $6,861 and $11,243, respectively, and amortized cost of $6,978 and $17,631, respectively, that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These bonds are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus.

At December 31, 2006 and 2005, respectively, for securities in a continuous loss position greater than or equal to twelve months, the Company held 288 and 143 securities with a carrying value of $1,120,055 and $390,506 and an unrealized loss of $39,030 and $30,342 with an average price of 97.4 and 92.2 (NAIC market value/amortized cost). Of this portfolio, 95.0% and 85.9% were investment grade with associated unrealized losses of $34,214 and $11,195, respectively.

At December 31, 2006, and 2005, respectively, for securities that have been in an unrealized loss position for less than twelve months, the Company held 182 and 288 securities with a carrying value of $761,111 and $1,291,457 and an unrealized loss of $14,017 and $30,532 with an average price of 99.5 and 97.6 (NAIC market value/amortized cost). Of this portfolio, 94.7% and 94.6% were investment grade with associated unrealized losses of $8,378 and $27,444, respectively.

The Company closely monitors below investment grade holdings and those investment grade issuers and industry sectors where the Company has concerns. Securities in unrealized loss positions that are considered other than temporary are written down to fair value. The Company considers relevant facts and circumstances in evaluating whether the impairment is other than temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; and (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount. Additionally, financial condition, near term prospects of the issuer, nationally recognized credit rating changes and cash flow trends and underlying levels of collateral, for asset-backed securities only, are monitored. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired.

25

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The estimated fair value of bonds with gross unrealized losses at December 31, 2006 and 2005 are as follows:

	Losses Less Than 12 Months	Losses 12 Months or More	Total
December 31, 2006
Bonds:
United States Government and agencies	$46,228	$11,790	$58,018
State, municipal and other government	923	7,501	8,424
Public utilities	50,344	66,050	116,394
Industrial and miscellaneous	478,381	713,645	1,192,026
Mortgage and other asset-backed securities	154,534	255,590	410,124

	730,410	1,054,576	1,784,986
Unaffiliated preferred stocks	16,683	26,448	43,131

	$747,093	$1,081,024	$1,828,117

	Losses Less Than 12 Months	Losses 12 Months or More	Total
December 31, 2005
Bonds:
United States Government and agencies	$38,237	$14,992	$53,229
State, municipal and other government	6,013	2,496	8,509
Public utilities	58,750	34,707	93,457
Industrial and miscellaneous	884,971	142,922	1,027,893
Mortgage and other asset-backed securities	272,954	165,047	438,001

	$1,260,925	$360,164	$1,621,089

Unaffiliated common stocks	—	1	1

	$1,260,926	$360,165	$1,621,089

The carrying amounts and estimated fair values of bonds at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$140,625	$141,392
Due after one year through five years	761,327	763,192
Due after five years through ten years	780,502	784,256
Due after ten years	1,118,356	1,167,161

	2,800,810	2,856,001
Mortgage and other asset-backed securities	645,103	642,436

	$3,445,913	$3,498,437

26

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

There were no significant concentrations of credit risk for the Company as of December 31, 2006.

A detail of net investment income is presented below:

	Year Ended December 31
	2006	2005	2004
Income:
Bonds	$229,339	$248,536	$235,892
Preferred stocks	22,857	1,491	1,067
Common stocks	140	—	4,569
Mortgage loans	41,188	46,628	51,556
Real estate	6	—	914
Policy loans	6,728	6,885	6,280
Other investment income (loss)	(5,151)	7,837	6,150

Gross investment income	295,107	311,377	306,428
Less investment expenses	16,269	16,097	15,900

Net investment income	$278,838	$295,280	$290,528

Proceeds from sales and maturities of bonds and preferred stocks and related gross realized gains and losses were as follows:

	Year Ended December 31
	2006	2005	2004
Proceeds	$2,260,554	$2,538,174	$3,898,355

Gross realized gains	$26,495	$16,991	$35,447
Gross realized losses	(49,756)	(24,976)	(38,208)

Net realized losses	$(23,261)	$(7,985)	$(2,761)

Gross realized losses for the years ended December 31, 2006, 2005, and 2004 include $23,960, $4,322, and $13,564, respectively that relate to losses recognized on other than temporary declines in fair values of debt securities.

At December 31, 2006, investments with an aggregate carrying amount of $2,916 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

27

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Net realized capital gains (losses) on investments and change in net unrealized capital gains (losses) are summarized below:

	Realized Year Ended December 31
	2006	2005	2004
Bonds	$(30,074)	$(8,068)	$(2,761)
Preferred stock	6,813	83	—
Equity securities	42	1,396	33,913
Mortgage loans on real estate	(1,046)	185	—
Real estate	(82)	1,524	271
Derivatives	3,793	(5,867)	1,361
Other invested assets	58,529	30,413	5,819

	37,975	19,666	38,603
Tax effect	(18,424)	(17,252)	(15,820)
Transfer to interest maintenance reserve	298	4,359	(8,819)

Net realized capital gains on investments	$19,849	$6,773	$13,964

	Change in Unrealized Year Ended December 31
	2006	2005	2004
Bonds	$8,994	$(11,780)	$6,201
Common stocks	938	125	(32,209)
Derivatives	(3,550)	16,872	(4,303)
Other invested assets	21,924	(12,839)	19,360

Change in net unrealized capital gains (losses)	$28,306	$(7,622)	$(10,951)

Gross unrealized gains (losses) on common stocks were as follows:

	December 31
	2006	2005
Unrealized gains	$1,564	$537
Unrealized losses	(4,511)	(4,422)

Net unrealized gains	$(2,947)	$(3,885)

28

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

During 2006, the Company issued mortgage loans with interest rates ranging from 5.29% to 7.42%. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 90%. The Company holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. At December 31, 2006, mortgage loans with a carrying value of $628 were non-income producing for the previous 180 days. Accrued interest of $65 related to these mortgage loans was excluded from investment income. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

At December 31, 2005, the carry value of impaired loans with a related allowance for credit losses were $4,545, with associated allowances $750. There were no impaired mortgage loans with a related allowance for credit losses as of December 31, 2006. There were also no impaired mortgage loans held without an allowance for credit losses as of December 31, 2006 or 2005. The average recorded investment in impaired loans was $2,227 and $4,457 at December 31, 2006 and 2005, respectively. Taxes assessments and other amounts advanced not included in the mortgage loan total were $1 and $2 at December 31, 2006 and 2005, respectively.

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2006	2005	2004
Balance at beginning of period	$750	$750	$—
Additions, net charged to operations	295	—	750
Reduction due to write-downs charged against the allowance	1,045	—	—
Recoveries in amounts previously charged off	—	—	—

Balance at end of period	$—	$750	$750

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company recognized interest income on impaired loans of $1 and $2 for the years ended December 31, 2006 and 2005, respectively. There was no interest income recognized on a cash basis for years ended December 31, 2006 or 2005, respectively.

29

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

During 2006, 2005, and 2004, mortgage loans of $4,545, $0, and $7,527, respectively, were foreclosed and transferred to real estate. At December 31, 2006 and 2005, the Company held a mortgage loan loss reserve in the AVR of $34,941 and $33,367, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2006	2005		2006	2005
Pacific	28%	19%	Office	29%	31%
Middle Atlantic	24	29	Retail	22	22
South Atlantic	15	18	Apartment	19	16
E. North Central	11	16	Industrial	11	11
E. South Central	9	7	Other	10	9
W. South Central	8	3	Agricultural	9	11
New England	2	4
W. North Central	2	2
Mountain	1	2

During 2006, an impairment loss of $267 was taken on Goble Orchards, a foreclosure property located in Mabton, Washington, to write the book value down to the current fair value. The fair value of the property was determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. The impairment amount was reflected as a realized loss in the Summary of Operations.

For the year ending December 31, 2006, the Company had ownership interests in 46 Low Income Housing Tax Credits (LIHTC) properties. The remaining years of unexpired tax credits ranged from one to nine and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from three to 13 years. The amount of contingent equity commitments expected to be paid during the years 2007 to 2010 are $3,668. There were no impairment losses, write-downs, or reclassifications during the year related to any of these credits.

30

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A cash payment is often exchanged at the outset of the swap contract, representing the present value of cash flows of the instrument. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counter party at each due date.

Under exchange traded currency futures and options, the Company agrees to purchase a specified number of contracts with other parties and to post variation margins on a daily basis in an amount equal to the difference in the daily market values of those contracts. The parties with whom the Company enters into exchange traded futures and options are regulated futures commissions merchants who are members of a trading exchange.

The Company replicates investment grade corporate bonds by combining a AAA rated security with a credit default swap which, in effect, converts the high quality asset into a lower rated investment grade asset. Using the swap market to replicate credit quality enables the Company to enhance the relative values and ease the execution of larger transactions in a shortened time frame. A premium is received by the Company on a periodic basis and recognized in investment income. At December 31, 2006 and 2005, the Company had replicated assets with a fair value of $117,498 and $175,353 and credit default swaps with a fair value of $911 and $980, respectively. During the years ended December 31, 2006, 2005, and 2004, the Company did not recognize any capital losses related to credit default swaps.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of ‘A’ or better. At December 31, 2006, the fair value of all contracts, aggregated at a counterparty level, with a positive fair value amounted to $13,072.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, the Company is required to post assets.

31

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

At December 31, 2006, the fair value of all contracts, aggregated at a counterparty level, with a negative fair value amounted to $16,124.

For the years ended December 31, 2006 and 2005, the Company recorded unrealized gains of $5,612 and $6,551, respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus.

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 Indices. The Company uses S&P 500 and NASDAQ 1000 options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and the fair value adjustment is recorded to unassigned surplus in the financial statements. The Company recognized income (loss) from options contracts in the amount of $0, $0, and $(1), for the years ended December 31, 2006, 2005, and 2004, respectively.

At December 31, 2006 and 2005, the Company’s outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2006	2005
Derivative securities:
Interest rate and currency swaps:
Receive fixed – pay floating	$496,489	$637,489
Receive floating – pay floating	—	274,119
Receive floating – pay fixed	179,191	456,712

The Company utilizes futures contracts to hedge against changes in market conditions. Initial margin deposits are made by cash deposits or segregation of specific securities as may be required by the exchange on which the transaction was conducted. Pursuant to the contracts, the Company agrees to receive from or pay to the broker, an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as “variation margin” and are recorded by the Company as a variation margin receivable or payable on futures contracts. During the period the futures contracts are open, daily changes in the values of the contracts are recognized as realized gains or losses. When the contracts are closed, the Company recognizes a realized gain or loss equal to the difference between the proceeds from, or cost of, the closing transaction and the Company’s cost basis in the contract. The Company recognized net realized gains from futures contracts in the amount of $1,268, $317, and $898 for the years ended December 31, 2006, 2005, and 2004, respectively.

32

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Open futures contracts at December 31, 2006 and 2005, were as follows:

Number of Contracts	Contract Type	Opening Market Value	Year-End Market Value
December 31, 2006
46	S&P 500 March 2007 Futures	$16,389	$16,427
December 31, 2005
41	S&P 500 March 2006 Futures	$13,091	$12,862

The Company’s use of futures contracts may expose the Company to certain risks. Risks include the possibility of an illiquid market and the change in the value of the contracts may not correlate with changes in the value of the securities being hedged. Unexpected adverse price movements could cause the Company’s hedging strategy to be unsuccessful and result in losses.

These instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows for forecasted transactions is 29 years. If the forecasted asset purchase does not occur or is no longer highly probable of occurring, valuation at cost ceases and the forward-starting swap would be valued at its current fair value with fair value adjustments recorded in unassigned surplus. For the years ended December 31, 2006, 2005 and 2004, none of the Company’s cash flow hedges were discontinued because it was no longer probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

33

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts:

	Year Ended December 31
	2006	2005	2004
Direct premiums	$992,262	$899,134	$858,426
Reinsurance assumed – non affiliates	(5,844)	27,673	30,291
Reinsurance assumed – affiliates	1,345	(7,608)	66,916
Reinsurance ceded – non affiliates	(22,589)	(25,804)	(29,793)
Reinsurance ceded – affiliates	(7,756)	(5,609)	(4,801)

Net premiums earned	$957,418	$887,786	$921,039

The related aggregate reserves for policies and contracts for reinsurance assumed from affiliates are $1,574,567 and $2,062,833 at December 31, 2006 and 2005, respectively.

The Company received reinsurance recoveries in the amount of $17,506, $14,571, and $14,151 during 2006, 2005, and 2004, respectively. At December 31, 2006 and 2005, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $3,325 and $4,840, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2006 and 2005 of $63,161 and $45,888, respectively, of which $29,853 and $17,689, respectively, were ceded to affiliates.

During 2003, the Company entered into a reinsurance transaction with Transamerica International Re (Bermuda) Ltd., an affiliate of the Company. Under the terms of this transaction, the Company ceded the obligations and benefits related to certain life insurance contracts. The difference between the consideration paid of $2,192 and the reserve credit taken of $3,167 was credited directly to unassigned surplus on a net of tax basis. During 2006, 2005, and 2004, the Company has amortized $67, $70, and $72, respectively, into earnings with a corresponding charge to unassigned surplus. The Company holds collateral in the form of letters of credit.

34

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Reinsurance (continued)

Effective January 1, 2006, a block of life and accident and health business assumed by the Company under a reinsurance agreement was recaptured. The recapture premium received from the transaction was $8,266. As a result of the transaction, premium receivables of $5,211 were written off and reserves of $62,143 were released resulting in a pre-tax gain of $65,198 ($42,379 net of tax) that was included in the statement of operations.

During 2006, the Company entered into a reinsurance agreement with Transamerica International Re (Ireland), Ltd., an affiliate, to retrocede an inforce block of term life business effective January 1, 2006. The difference between the initial commission expense allowance received of $300 and ceded reserves of $180 resulted in an initial transaction gain of $120 which was credited to unassigned surplus on a net of tax basis in the amount of $78; in accordance with SSAP 61, Life, Deposit-Type and Accident and Health Reinsurance. For the year ended December 31, 2006, the Company amortized $8 into earnings with a corresponding charge to unassigned surplus.

The Company’s liability for deposit-type contracts includes GIC’s and funding agreements assumed from Monumental Life Insurance Company, an affiliate. The liabilities assumed are $458,924 and $844,160 at December 31, 2006 and 2005, respectively.

On June 30, 2004, Academy Life Insurance Company (merged into Life Investors Insurance Company of America on July 1, 2006), an affiliate, recaptured the business it had ceded under a reinsurance treaty with the Company. The Company paid $81,322 as consideration for this recapture, which has been included in the Company’s statement of operations. The change in reserves of $88,102 related to the recapture has been reported as revenue in the Company’s statement of operations.

Effective January 1, 2005, Monumental Life Insurance Company, an affiliate, recaptured the business it had ceded to the Company. The Company received $5,384 as consideration for this recapture and released $8,471 in reserves related to this transaction, which has been included in the Company’s statement of operations.

Effective December 30, 2005, Academy Life Insurance Company (merged into Life Investors Insurance Company of America on July 1, 2006), an affiliate, recaptured the business it had ceded to the Company. The Company received $31 as consideration for this recapture and released $200 in reserves related to this transaction, which has been included in the Company’s statement of operations.

35

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes

The main components of deferred income tax amounts are as follows:

	December 31
	2006	2005
Deferred income tax assets:
Accrued bonus	$1,087	$1,063
Deferred intercompany loss	6,942	4,331
Derivatives	—	4,819
Guaranty funds	2,621	2,616
Nonadmitted assets	1,652	1,863
Tax basis deferred acquisition costs	31,773	31,090
Partnerships	12,180	—
Reserves	29,555	23,541
Unrealized capital losses	20,244	21,545
Other	4,301	2,800

Total deferred income tax assets	$110,355	$93,668
Nonadmitted deferred income tax asset	$64,987	$42,315

Admitted deferred income tax assets	$45,368	$51,354
Deferred income tax liabilities:
§807(f) Adjustment – Liability	$2,199	$2,827
Partnerships	—	7,096
Unrealized capital gains	9,106	6,165
Deferred intercompany gains	3,511	2,082
Other	1,267	492

Total deferred income tax liabilities	16,083	18,662

Net admitted deferred income tax asset	$29,285	$32,691

The change in net deferred income tax assets are as follows:

	December 31
	2006	2005	Change
Total deferred income tax assets	$110,355	$93,669	$16,686
Total deferred income tax liabilities	16,083	18,662	(2,579)

Net deferred income tax asset	$94,272	$75,007	19,265

Tax effect of unrealized gains (losses)			734

Change in net deferred income tax			$19,999

36

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes (continued)

	December 31
	2005	2004	Change
Total deferred income tax assets	$93,669	$92,990	$679
Total deferred income tax liabilities	18,662	21,426	2,764

Net deferred income tax asset	$75,007	$71,564	3,443

Tax effect of unrealized gains (losses)			(4,484)

Change in net deferred income tax			$(1,041)

Federal income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense (benefit) and net realized capital gains (losses) on investments for the following reasons:

	Year Ended December 31
	2006	2005	2004
Income tax computed at the federal statutory rate (35%)	$47,424	$32,203	$39,964
Amortization of IMR	(534)	(356)	268
Deferred acquisition costs – tax basis	837	(113)	(2,945)
Depreciation	(83)	(83)	(153)
Dividends received deduction	(1,524)	(1,432)	(1,251)
Tax credits	(19,098)	(22,716)	(35,412)
Prior year over accrual	(4,294)	(7,560)	(4,393)
Tax reserve valuation	378	(1,564)	(459)
All other adjustments	3,935	(2,608)	(6,203)

Federal income tax expense (benefit)	27,041	(4,229)	(10,584)
Change in net deferred income taxes	19,999	(1,041)	(38,086)

Total statutory income taxes	$47,040	$(5,270)	$(48,670)

Tax credits include low income housing credits which are investments for which the Company’s primary benefit is a reduction in income tax expense via tax credits.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the “policyholders’ surplus account” (PSA). No federal income taxes have been provided for in the financial statements on income deferred in the PSA. A distribution from the PSA was made during 2006 in the amount of $17,425, which reduced the balance in the PSA to zero. Due to United States tax legislation enacted in October 2004, distributions to shareholders during 2005 and 2006 are deemed to come first out of the PSA and are not taxed. There was no reduction to net earnings due to this distribution.

37

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes (continued)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies’ alternative minimum taxable income.

The consolidated tax group, in which the Company is included, incurred income taxes during 2005 and 2004 of $286,973, and $280,054, respectively that will be available for recoupment in the event of future net losses. There were no incurred income taxes during 2006 that will be available for recoupment.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and the statute is closed through 2000. The examination for 2001 through 2004 has been completed and resulted in tax return adjustments that are currently being appealed. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

7. Policy and Contract Attributes

Participating life insurance policies are issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted 0.19% and 2.37% of ordinary life insurance in force at December 31, 2006 and 2005, respectively.

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

38

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

	December 31
	2006		2005
	Amount	Percent of Total	Amount	Percent of Total
Subject to discretionary withdrawal with fair value adjustment	$158,330	1%	$335,230	3%
Subject to discretionary withdrawal at book value less surrender charge of 5% or more	6,386	—	8,470	—
Subject to discretionary withdrawal at fair value	10,565,479	79	8,944,546	71

Total with adjustment or at fair value	10,730,195	80	9,288,246	74
Subject to discretionary withdrawal at book value (minimal or no charges or adjustments)	846,055	6	978,264	8
Not subject to discretionary withdrawal	1,895,695	14	2,334,392	18

Total policy reserves on annuities and deposit fund liabilities	$13,471,945	100%	$12,600,902	100%

Included in the liability for deposit-type contracts at December 31, 2006 and 2005 are approximately $9,058 and $272,521, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance is used to purchase a funding agreement from an affiliated Company which secures that particular series of notes. The funding agreement is reinsured to the Company. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for principal and interest for these funding agreements are afforded equal priority as other policyholders. At December 31, 2006, the contractual maturities were: 2007 through 2011 - $0; and thereafter - $9,048.

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy’s paid-through date to the policy’s next anniversary date. At December 31, 2006 and 2005, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

39

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

	Gross	Loading	Net
December 31, 2006
Life and annuity:
Ordinary direct first year business	$3,893	$2,678	$1,215
Ordinary direct renewal business	19,724	4,185	15,539
Group life direct business	21,358	7,850	13,508
Reinsurance ceded	(1,040)	—	(1,040)

Total life and annuity	43,935	14,713	29,222
Accident and health:
Direct	8,405	—	8,405
Reinsurance assumed	4	—	4
Reinsurance ceded	(48)	—	(48)

Total accident and health	8,361	—	8,361

	$52,296	$14,713	$37,583

December 31, 2005
Life and annuity:
Ordinary direct first year business	$4,161	$3,053	$1,108
Ordinary direct renewal business	20,398	4,326	16,072
Group life direct business	28,124	9,437	18,687
Reinsurance ceded	(156)	—	(156)

Total life and annuity	52,527	16,816	35,711
Accident and health:
Direct	10,807	—	10,807
Reinsurance assumed	49	—	49
Reinsurance ceded	(65)	—	(65)

Total accident and health	10,791	—	10,791

	$63,318	$16,816	$46,502

At December 31, 2006 and 2005, the Company had insurance in force aggregating $2,640,354 and $3,014,209, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $18,764 and $10,971 to cover these deficiencies at December 31, 2006 and 2005, respectively.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts.

40

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

The Separate Account includes funds related to variable annuities of a nonguaranteed nature. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets and the liabilities of these are carried at fair value. These variable annuities generally provide an incidental minimum guaranteed death benefit. Some variable annuities also provide a minimum guaranteed income benefit.

Information regarding the separate accounts of the Company is as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2006	$—	$218	$782,663	$782,881

Reserves for separate accounts as of December 31, 2006 with assets at:
Fair value	$—	$34,606	$10,585,971	$10,620,577

	$—	$34,606	$10,585,971	$10,620,577

Reserves by withdrawal characteristics as of December 31, 2006:
With fair value adjustment	$—	$34,606	$—	$34,606
At fair value	—	—	10,543,271	10,543,271
Not subject to discretionary withdrawal	—	—	42,700	42,700

Total separate account liabilities at December 31, 2006	$—	$34,606	$10,585,971	$10,620,577

41

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2005	$—	$443	$666,785	$667,228

Reserves for separate accounts as of December 31, 2005 with assets at:
Fair value	$48,058	$39,779	$9,029,198	$9,117,035

	$48,058	$39,779	$9,029,198	$9,117,035

Reserves by withdrawal characteristics as of December 31, 2005:
With fair value adjustment	$—	$39,779	$—	$39,779
At fair value	—	—	8,956,181	8,956,181
Not subject to discretionary withdrawal	48,058	—	73,017	121,075

Total separate account liabilities at December 31, 2005	$48,058	$39,779	$9,029,198	$9,117,035

Premiums, deposits and other considerations for the year ended December 31, 2004	$—	$107	$619,404	$619,511

Reserves for separate accounts as of December 31, 2004 with assets at:
Fair value	$135,147	$42,184	$8,267,641	$8,444,972

	$135,147	$42,184	$8,267,641	$8,444,972

Reserves by withdrawal characteristics as of December 31, 2004:
With fair value adjustment	$89,343	$42,184	$—	$131,527
At fair value	—	—	8,208,852	8,208,852
Not subject to discretionary withdrawal	45,804	—	58,789	104,593

Total separate account liabilities at December 31, 2004	$135,147	$42,184	$8,267,641	$8,444,972

42

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2006	2005	2004
Transfers as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$782,970	$667,230	$619,696
Transfers from separate accounts	(553,582)	(504,566)	(561,230)

Net transfers to separate accounts	229,388	162,664	58,466
Miscellaneous reconciling adjustments	7,953	6,846	(132)

Transfers as reported in the summary of operations of the life, accident and health annual statement	$237,341	$169,510	$58,334

At December 31, 2006 and 2005, the Company had variable annuities with minimum guaranteed income benefits as follows:

Year	Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
2006	Minimum Guaranteed Income Benefit	$18,335	$284	$—
2005	Minimum Guaranteed Income Benefit	17,272	218	—

For Variable Annuities with Guaranteed Living Benefits (VAGLB), the Company complies with Actuarial Guideline 39. This guideline defines a two step process for the determination of VAGLB reserves. The first step is to establish a reserve equal to the accumulated VAGLB charges for the policies in question. The second step requires a standalone asset adequacy analysis to determine the sufficiency of these reserves. This step has been satisfied by projecting 30 years into the future along 1000 stochastic variable return paths using a variety of assumptions as to VAGLB charges, lapse, withdrawal, annuitization and death. The results of this analysis are discounted back to the valuation date and compared to the accumulation of fees reserve to determine if an additional reserve needs to be established.

43

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

At December 31, 2006, 2005, and 2004, the Company had variable annuities with minimum guaranteed death benefits as follows:

Year	Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
2006	Minimum Guaranteed Death Benefit	$6,918,990	$23,588	$—
2005	Minimum Guaranteed Death Benefit	6,189,664	21,169	—
2004	Minimum Guaranteed Death Benefit	5,948,949	19,156	—

For Variable Annuities with Minimum Guaranteed Death Benefits (MGDB), the Company complies with Actuarial Guideline 34. This guideline requires that MGDBs be projected by assuming an immediate drop in the values of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return until the maturity of the contract. The immediate drop percentages and gross assumed returns vary by asset class and are defined in the guideline. Mortality is based on the 1994 Variable Annuity MGDB Mortality Table, which is also defined in the guideline.

8. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102 to 105 percent of the fair market value of the loaned securities as of the transaction date for domestic/international securities, respectively. The counterparty is mandated to deliver additional collateral if the fair value of the collateral is at any time less than 102 to 105 percent of the fair value of the loaned securities. This additional collateral, along with the collateral already held in connection with the lending transaction, is at least equal to 102 to 105 percent of the fair value of the loaned securities. The agreement does not allow rehypothication of collateral by any party involved, but does allow cash collateral to be invested in reverse repurchase agreements. At December 31, 2006 and 2005, respectively, securities in the amount of $150,876 and $80,269 were on loan under securities lending agreements.

44

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

9. Capital and Surplus

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (1) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (2) the Company’s statutory gain from operations before net realized capital gains on investments for the preceding year. Subject to availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2007, without prior regulatory approval, is $108,455.

The Company paid an $18,000 preferred stock dividend to its Parent Company, Capital Liberty LP, on December 19, 2006. The Company did not pay a common stock dividend to its Parent Companies in 2006, 2005, or 2004.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus to be maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2006, the Company meets the RBC requirements.

10. Related Party Transactions

The Company shares certain offices, employees and general expenses with affiliated companies.

During 2006, the Company executed an administration service agreement with Transamerica Fund Advisors, Inc. to provide administrative services to the AEGON/Transamerica Series Trust. The Company received $350 for these services during 2006.

The Company is party to a common cost allocation service arrangement between AEGON USA, Inc. (AEGON) companies, in which various affiliated companies may perform specified administrative functions in connection with the operations of the Company, in consideration of reimbursement of actual costs rendered. The Company is also party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the Advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2006, 2005, and 2004, the Company paid $32,840, $37,654, and $25,768, respectively, for these services, which approximates their costs to the affiliates.

45

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

10. Related Party Transactions (continued)

Payables to affiliates bear interest at the 30-day commercial paper rate. During 2006, 2005, and 2004, the Company paid net interest of $3,602, $2,141, and $1,363 respectively, to affiliates.

At December 31, 2006 and 2005, the Company reported a net amount of $1,281 due from affiliates and $28,751 due to affiliates, respectively. Terms of settlement require that these amounts are settled within 90 days.

At December 31, 2006 the Company had a short-term note receivable of $20,000 from AEGON. The note is due by December 28, 2007 and bears interest at 5.25%.

The Company participates in various benefit plans sponsored by AEGON and the related costs allocated to the Company are not significant.

The Company has 2,290,000 shares of redeemable preferred stock outstanding, all of which are owned by Capital Liberty Limited Partnership (CLLP). The preferred stock has a par value of $11 per share and a liquidation value of $240 per share. CLLP is entitled to receive a cumulative dividend equal to 8.5% per annum of the liquidation value of the preferred stock. The Company may redeem all or any portion of the preferred stock at the liquidation value. At December 31, 2006, cumulative unpaid dividends relating to the preferred shares were $215,580.

11. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

At December 31, 2006, securities with a book value of $4,814 and a fair value of $4,821 were subject to dollar reverse repurchase agreements. These securities have maturity dates ranging from 2035 to 2036 and have a weighted average interest rate of 5.03%.

The Company has recorded liabilities of $22,448 for municipal reverse repurchase agreements as of December 31, 2006. The reverse repurchase agreements are collateralized by government agency securities with book values of $23,940 as of December 31, 2006. These securities have maturity dates that range from 2017 to 2021 and have a weighted average interest rate of 0%. The Company did not participate in municipal reverse repurchase agreements during 2005.

46

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

11. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities (continued)

During 2006, 2005, and 2004, the Company sold $891, $2,344, and $5,749, respectively, of agent balances without recourse to an affiliated entity. Prior to July 29, 2005, the agent debit balances were sold to Money Services, Inc. (MSI), an affiliated company. Subsequent to July 29, 2005, agent debit balances were sold without recourse to ADB Corporation, LLC (ADB), an affiliate company, and all rights, title and interest in the prior net debit balances owned by MSI prior to July 29, 2005, were fully assigned, without recourse, to ADB. The Company did not realize a gain or loss as a result of the sales. As of July 1, 2006, the Company no longer sells agent debit balances and thus retains such balances as nonadmitted receivables. Receivables in the amount of $1,691 were nonadmitted as of December 31, 2006.

12. Commitments and Contingencies

The Company may pledge assets as collateral for derivative transactions. In conjunction with these transactions, the Company had pledged invested assets with a carrying value and market value of, $6,539 and $7,868 respectively, at December 31, 2006, and $1,808 and $1,820, respectively, at December 31, 2005. As of December 31, 2006, cash in the amount of $1,100 was posted to the Company which was not included in the financials of the Company. Securities were posted to the Company related to derivative transactions in the amount of $6,660 as of December 31, 2005, which were not included in the financials of the Company. There was no cash posted to the Company as of December 31, 2005 or securities posted to the Company at December 31, 2006 that was not included in the financials of the Company.

The Company has contingent commitments for additional funding of $75,618 and $70,638 at December 31, 2006 and 2005, respectively, for various joint ventures, partnerships, and limited liability companies, which includes commitments in LIHTC’s of $3,668 and $5,124, respectively.

At December 31, 2006 and 2005, there were no securities being acquired on a “to be announced” (TBA) basis.

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

47

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Commitments and Contingencies (continued)

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company’s balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The Company has established a reserve of $7,489 and $7,531 and an offsetting premium tax benefit of $767 and $904 at December 31, 2006 and 2005, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies.

As of December 31, 2005, the Company entered into a credit enhancement and a standby liquidity asset agreement with a trust that owns securities that are effectively beneficial interests, for commitment amounts of $244,019 for which the Company was paid a fee. The Company believes the chance of draws or other performance features being exercised under these agreements is minimal. The Company has no contingent commitments as of December 31, 2006.

13. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operation. Information regarding these entities is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	23-1945930	No	Deferred and income annuities	C,B,P,U	$643,480
Bolinger, Inc. 101 JFK Parkway Short Hills, NJ 07078	22-0781130	No	Group A&H/Life	C,CA,R,B,P,U	35,458
All others less than 5% of unassigned surplus					—

Total					$678,938

48

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

13. Managing General Agents

C-	Claims Payment
CA-	Claims Adjustment
R-	Reinsurance Ceding
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

14. Debt

The Company has an outstanding liability for borrowed money in the amount of $4,852 and $1,987 as of December 31, 2006 and 2005, respectively, due to participation in dollar reverse repurchase agreements. The company enters reverse dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received.

49

Statutory-Basis Financial

Statement Schedules

Peoples Benefit Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2006

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet
Fixed maturities
Bonds:
United States Government and government agencies and authorities	$205,181	$213,142	$205,181
States, municipalities and political subdivisions	47,047	47,272	47,047
Foreign governments	32,695	35,561	32,695
Public utilities	238,728	247,888	238,728
All other corporate bonds	2,922,262	2,954,574	2,922,262
Unaffiliated preferred stocks	234,690	253,337	234,690

Total fixed maturities	3,680,603	3,751,774	3,680,603
Equity securities
Unaffiliated common stocks:
Industrial, miscellaneous and all other	2,877	3,850	3,850

Total equity securities	2,877	3,850	3,850
Mortgage loans on real estate	547,963		547,963
Real estate	2,999		2,999
Policy loans	147,617		147,617
Other long-term investments	322,024		322,024
Cash and short-term investments	(10,696)		(10,696)

Total investments	$4,693,387		$4,694,360

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and other than temporary impairments and adjusted for amortization of premiums or accrual of discounts.

50

Peoples Benefit Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2006
Individual life	$362,940	$—	$6,271	$62,423	$28,113	$47,795	$33,468
Individual health	19,628	2,213	3,377	15,299	1,663	10,982	6,415	$15,246
Group life and health	582,520	13,439	23,489	93,310	44,158	(30,779)	90,580	113,276
Annuity	2,223,115	—	—	786,386	204,904	747,473	247,917

	$3,188,203	$15,652	$33,137	$957,418	$278,838	$775,471	$378,380

Year ended December 31, 2005
Individual life	$366,199	$—	$7,091	$62,282	$26,727	$47,661	$11,806
Individual health	18,306	2,497	3,502	16,421	1,534	11,518	3,308	$16,494
Group life and health	646,367	19,954	29,546	136,425	44,742	99,354	50,475	134,542
Annuity	2,443,637	—	1	672,658	222,277	702,048	211,479

	$3,474,509	$22,451	$40,140	$887,786	$295,280	$860,581	$277,068

Year ended December 31, 2004
Individual life	$375,624	$—	$7,200	$68,958	$27,403	$53,127	$85,054
Individual health	16,618	2,731	4,513	18,330	1,365	13,350	5,573	$18,297
Group life and health	656,347	16,106	36,197	204,360	42,763	147,026	66,508	135,993
Annuity	2,592,840	—	—	629,391	218,997	751,096	100,088

	$3,641,429	$18,837	$47,910	$921,039	$290,528	$964,599	$257,223

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

51

Peoples Benefit Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2006
Life insurance in force	$9,283,332	$5,219,896	$179,925	$4,243,361	4%

Premiums:
Individual life	$77,354	$15,585	$654	$62,423	1%
Individual health	15,246	61	114	15,299	1%
Group life and health	113,276	14,699	(5,267)	93,310	(6)%
Annuity	786,386	—	—	786,386	—

	$992,262	$30,345	$(4,499)	$957,418	—

Year ended December 31, 2005
Life insurance in force	$9,065,012	$5,046,843	$1,652,481	$5,670,650	29%

Premiums:
Individual life	$75,440	$14,427	$1,269	$62,282	2%
Individual health	16,494	187	114	16,421	1%
Group life and health	134,542	16,799	18,682	136,425	14%
Annuity	672,658	—	—	672,658	0%

	$899,134	$31,413	$20,065	$887,786	2%

Year ended December 31, 2004
Life insurance in force	$9,096,026	$5,012,082	$1,800,618	$5,884,562	31%

Premiums:
Individual life	$74,758	$13,938	$8,138	$68,958	12%
Individual health	18,297	222	255	18,330	1%
Group life and health	135,993	20,434	88,801	204,360	43%
Annuity	629,378	—	13	629,391	0%

	$858,426	$34,594	$97,207	$921,039	11%

52

FINANCIAL STATEMENTS AND SCHEDULES – STATUTORY BASIS

Monumental Life Insurance Company

Years Ended December 31, 2006, 2005 and 2004

Monumental Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors

Monumental Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Monumental Life Insurance Company (an indirect wholly-owned subsidiary of AEGON N.V.) as of December 31, 2006 and 2005, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2006. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Maryland Insurance Administration, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles also are described in Note 1. The effects on the financial statement of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Monumental Life Insurance Company at December 31, 2006 and 2005, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2006.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monumental Life Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2006, in conformity with accounting practices prescribed or permitted by the Maryland Insurance Administration. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, in 2006 Monumental Life Insurance Company changed its accounting for investments in certain low income housing tax credit properties. Also, as discussed in Note 2 to the financial statements, in 2005 Monumental Life Insurance Company changed its accounting for investment in subsidiary, controlled and affiliated entities as well as its accounting for transfers and servicing of financial assets and extinguishments of liabilities.

/s/ Ernst & Young LLP

Des Moines, Iowa

March 13, 2007

Monumental Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2006	2005
Admitted assets
Cash and invested assets:
Cash (overdraft), cash equivalents and short-term investments	$(769)	$387,247
Bonds:
Affiliated entities	37,078	22,247
Unaffiliated	14,130,614	15,182,153
Preferred stocks:
Affiliated entities	1,565	1,565
Unaffiliated	985,408	22,397
Common stocks:
Affiliated entities (cost: 2006 - $14,918; 2005 - $12,347)	217,745	119,600
Unaffiliated (cost: 2006 - $29,951; 2005 - $74,367)	38,201	88,780
Mortgage loans on real estate	2,010,968	2,109,817
Real estate at cost, less allowance for depreciation (2006 - $1,376; 2005 - $1,306):
Properties held for sale	5,193	5,224
Investment properties	1,237	(384)
Policy loans	337,829	333,585
Receivable for securities	187	6,489
Other invested assets	820,887	780,943

Total cash and invested assets	18,586,143	19,059,663
Premiums deferred and uncollected	179,647	177,500
Accrued investment income	278,856	251,536
Federal income tax recoverable	55,612	27,361
Net deferred income tax asset	64,385	82,053
Receivable from parent, subsidiaries and affiliates	240,793	230,282
Cash surrender value of life insurance policies	63,682	61,318
Investment broker receivable	1,819	21,985
Reinsurance receivable	138,212	1,793
Other assets	27,896	41,326
Separate account assets	261,060	267,261

Total admitted assets	$19,898,105	$20,222,078

	December 31
	2006	2005
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$5,610,538	$5,188,470
Annuity	3,606,507	3,840,287
Accident and health	371,182	221,526
Policy and contract claim reserves:
Life	38,688	37,853
Accident and health	124,470	100,967
Liability for deposit-type contracts	2,122,684	2,954,012
Other policyholders’ funds	5,989	6,224
Remittances and items not allocated	5,065	20,110
Borrowed money	126,065	1,206
Reinsurance in unauthorized companies	3,283	2,880
Municipal reverse repurchase agreements	97,827	97,359
Asset valuation reserve	204,475	201,489
Interest maintenance reserve	105,528	112,120
Funds held under reinsurance agreements	6,014,248	6,091,779
Payable for securities	20,217	7,236
Payable to affiliates	105,575	11,037
Transfers from separate accounts due or accrued	(728)	(1,164)
Derivatives	32,215	3,845
Other liabilities	167,237	172,611
Separate account liabilities	261,060	267,261

Total liabilities	19,022,125	19,337,108
Capital and surplus:
Common stock:
Class A common stock, $750 par value, 10,000 shares authorized, 7,444 issued and outstanding	5,583	5,583
Class B common stock, $750 par value, 10,000 shares authorized, 2,803 issued and outstanding	2,102	2,102
Surplus notes	160,000	160,000
Paid-in surplus	209,934	211,752
Unassigned surplus	498,361	505,533

Total capital and surplus	875,980	884,970

Total liabilities and capital and surplus	$19,898,105	$20,222,078

See accompanying notes.

Monumental Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2006	2005	2004
Revenue
Premiums and other considerations, net of reinsurance:
Life	$400,164	$381,398	$475,631
Annuity and other deposit-type funds	372,678	417,472	486,352
Accident and health	453,392	452,358	374,210
Net investment income	1,081,391	968,852	905,342
Amortization of interest maintenance reserve	3,387	1,934	(2,775)
Commissions and expense allowances on reinsurance ceded	157,891	214,452	148,269
Income from fees associated with investment management, administration and contract guarantees for separate accounts	291	1,052	1,203
Reserve adjustments on reinsurance ceded	127,275	157,995	1,244,500
Coinsurance reserve recapture	—	—	569,344
Consideration on reinsurance transaction	291,426	—	—
Other income	7,767	7,824	19,022

	2,895,662	2,603,337	4,221,098
Benefits and expenses
Benefits paid or provided for:
Life and accident and health benefits	434,138	464,752	386,205
Surrender benefits	713,790	834,241	938,804
Other benefits	277,643	239,410	221,882
Increase (decrease) in aggregate reserves for policies and contracts:
Life	422,069	245,633	(41,948)
Annuity	(233,779)	(86,562)	(313,603)
Accident and health	149,656	45,614	32,787

	1,763,517	1,743,088	1,224,127
Insurance expenses:
Commissions	359,809	237,657	278,362
General insurance expenses	220,067	195,645	207,975
Taxes, licenses and fees	46,822	33,349	37,461
Net transfers to (from) separate accounts	1,083	(216,669)	(10,755)
Reinsurance reserve adjustment	189,652	169,884	125,975
Reinsurance transaction initial consideration	—	—	1,374,554
Funds withheld ceded investment income	338,259	229,945	115,789
Reinsurance reserve recapture	—	5,384	582,226
Experience refunds	(83,698)	(76,612)	(33,930)
Other	10,900	9,017	(47,678)

	1,082,894	587,600	2,629,979

Total benefits and expenses	2,846,411	2,330,688	3,854,106

Gain from operations before dividends to policyholders, federal income tax expense and net realized capital gains (losses) on investments	49,251	272,649	366,992
Dividends to policyholders	1,451	1,487	1,564

Gain from operations before federal income tax expense and net realized capital gains (losses) on investments	47,800	271,162	365,428
Federal income tax expense (benefit)	(44,202)	5,548	65,925

Gain from operations before net realized capital gains (losses) on investments	92,002	265,614	299,503
Net realized capital gains (losses) on investments (net of related federal income taxes and amounts transferred to/from interest maintenance reserve)	62,813	(13,335)	28,509

Net income	$154,815	$252,279	$328,012

See accompanying notes.

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-In Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2004	$5,583	$2,102	$—	$205,697	$884,872	$1,098,254
Net income	—	—	—	—	328,012	328,012
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	88,054	88,054
Change in nonadmitted assets	—	—	—	—	63,748	63,748
Change in surplus as a result of reinsurance	—	—	—	—	45,630	45,630
Change in liability for reinsurance in unauthorized companies	—	—	—	—	(2,570)	(2,570)
Change in asset valuation reserve	—	—	—	—	(64,411)	(64,411)
Dividends to stockholders	—	—	—	—	(710,000)	(710,000)
Issuance of surplus notes	—	—	160,000	—	—	160,000
Change in net deferred income tax asset	—	—	—	—	(85,194)	(85,194)
Change in reserve on account of change in valuation basis	—	—	—	—	23,504	23,504
Cancellation of stock in connection with statutory merger	—	—	—	—	(9,202)	(9,202)
Tax benefit on stock options exercised	—	—	—	—	20	20
Contributed surplus related to stock appreciation rights of indirect parent	—	—	—	858	—	858

Balance at December 31, 2004	5,583	2,102	160,000	206,555	562,463	936,703
Cumulative effect of change in accounting principle	—	—	—	—	1,258	1,258
Net income	—	—	—	—	252,279	252,279
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	44,886	44,886
Change in nonadmitted assets	—	—	—	—	(43,888)	(43,888)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	2,393	2,393
Change in net deferred income tax asset	—	—	—	—	49,541	49,541
Change in asset valuation reserve	—	—	—	—	(39,432)	(39,432)
Dividends to stockholders	—	—	—	—	(255,000)	(255,000)
Change in surplus as a result of reinsurance	—	—	—	—	(68,999)	(68,999)
Tax benefit on stock options exercised	—	—	—	—	32	32
Contributed surplus related to stock appreciation rights of indirect parent	—	—	—	5,197	—	5,197

Balance at December 31, 2005	5,583	2,102	160,000	211,752	505,533	884,970

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-In Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2005	$5,583	$2,102	$160,000	$211,752	$505,533	$884,970
Cumulative effect of change in accounting principle	—	—	—	—	(8,979)	(8,979)
Net income	—	—	—	—	154,815	154,815
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	122,827	122,827
Change in net unrealized foreign exchange capital gains/losses	—	—	—	—	(100)	(100)
Change in nonadmitted assets	—	—	—	—	(44,620)	(44,620)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	(403)	(403)
Change in net deferred income tax asset	—	—	—	—	16,905	16,905
Change in asset valuation reserve	—	—	—	—	(2,986)	(2,986)
Dividends to stockholders	—	—	—	—	(190,000)	(190,000)
Change in surplus as a result of reinsurance	—	—	—	—	(54,631)	(54,631)
Tax benefit on stock options exercised	—	—	—	53	—	53
Change in surplus related to stock appreciation rights of indirect parent	—	—	—	(1,871)	—	(1,871)

Balance at December 31, 2006	$5,583	$2,102	$160,000	$209,934	$498,361	$875,980

See accompanying notes.

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2006	2005	2004
Operating activities
Premiums collected, net of reinsurance	$1,207,499	$1,238,111	$1,337,761
Net investment income	1,122,340	973,143	895,959
Modco reserve adjustment	—	—	1,244,500
Consideration on reinsurance recaptured	—	—	569,344
Miscellaneous income (expense)	539,807	421,475	(1,045)
Benefit and loss related payments	(1,402,223)	(2,157,954)	(1,488,035)
Net transfers to separate, segregated accounts and protected cell amounts	18,589	678,648	379,358
Commissions, expenses paid and aggregate write-ins for deductions	(1,089,354)	(851,258)	(2,032,034)
Dividends paid to policyholders	(1,530)	(1,422)	(1,525)
Federal income taxes paid	(5,832)	(53,063)	(59,084)

Net cash provided by operating activities	389,296	247,680	845,199
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	6,765,533	5,332,160	7,024,194
Stocks	156,305	49,831	35,770
Mortgage loans	388,605	604,558	548,723
Real estate	854	449	12,735
Other invested assets	114,157	56,087	182,516
Miscellaneous proceeds	82,337	18,601	59,456

Total investment proceeds	7,507,791	6,061,686	7,863,394
Cost of investments acquired:
Bonds	(6,509,091)	(6,358,257)	(8,338,589)
Stocks	(262,357)	(52,803)	(43,177)
Mortgage loans	(295,010)	(383,050)	(295,645)
Real estate	(1,267)	(360)	(902)
Other invested assets	(180,705)	(156,520)	(174,905)
Miscellaneous applications	(24)	(79,370)	(29,205)

Total cost of investments acquired	(7,248,454)	(7,030,360)	(8,882,423)
Net (increase) decrease in policy loans	(3,940)	(4,093)	834

Net cost of investments acquired	(7,252,394)	(7,034,453)	(8,881,589)

Net cash provided by (used in) investing activities	255,397	(972,767)	(1,018,195)

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2006	2005	2004
Financing and miscellaneous activities
Proceeds from issuance of surplus notes	$—	$—	$160,000
Borrowed funds received	124,258	1,200	—
Net deposits on deposit-type contracts and other insurance liabilities	(1,008,304)	(437,828)	729,699
Net change in reinsurance on deposit-type contracts and other insurance liabilities	(551,070)	(757,524)	(1,175,075)
Dividends to stockholders	(190,000)	(255,000)	(710,000)
Funds held under reinsurance treaties with unauthorized reinsurers	(73,094)	1,940,878	1,948,477
Funds held under coinsurance	(3,734)	74,591	(563,647)
Other cash provided (used)	669,235	571,288	(344,397)

Net cash provided by (used in) financing and miscellaneous activities	(1,032,709)	1,137,605	45,057

Net increase (decrease) in cash (overdraft), cash equivalents and short-term investments	(388,016)	412,518	(127,939)
Cash (overdraft), cash equivalents and short-term investments:
Beginning of year	387,247	(25,271)	102,668

End of year	$(769)	$387,247	$(25,271)

See accompanying notes.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

December 31, 2006

1. Organization and Summary of Significant Accounting Policies

Organization

Monumental Life Insurance Company (the Company) is a stock life insurance company and is wholly owned by Capital General Development Corporation (CGDC). CGDC is an indirect, wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

Pension Life Insurance Company of America (Pension) was merged with the Company effective October 1, 2004. Pension was a wholly-owned subsidiary of Academy Life Insurance Company (Academy), an affiliate, prior to the merger. Under the plan of merger, the Company is the surviving corporation and in exchange for its agreement to merge Pension into the Company, Academy received the fair market value consideration in exchange for its Pension stock. Pension stock was deemed cancelled upon the merger. The fair market value consideration was determined to be $9,202 and agreement of the fair value was reached with the Missouri Insurance Department, the state of domicile of Academy.

The merger was accounted for in accordance with Statement of Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the merger were combined and the recorded assets, liabilities, and surplus of Pension were carried forward to the merged company. The consideration paid to Academy for the cancellation of the Pension stock was reflected as a reduction to the surplus of the Company and included in the statement of changes in capital and surplus.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Summarized unaudited financial information for the Company and Pension presented separately for periods prior to the merger are as follows:

Nine Months Ended September 30
2004
Revenues:
Company	$3,922,142
Pension	3,412

Combined	$3,925,554

Net income (loss):
Company	$236,492
Pension	(609)

Combined	$235,883

Nature of Business

The Company sells a full line of insurance products, including individual, credit and group coverages under life, annuity and accident and health policies as well as investment products, including guaranteed interest contracts and funding agreements. The Company is licensed in 49 states, the District of Columbia, Guam, and Puerto Rico. Sales of the Company’s products are primarily through agents, brokers and financial institutions.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Maryland Insurance Administration, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Under GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to fair value. If high credit quality securities are adjusted, the retrospective method is used.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria for an effective hedge are accounted for at fair value and the changes in the fair value are recorded as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of capital and surplus rather than to income as required for fair value hedges.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses on a statutory basis include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan. That net deferral is reported as the “interest maintenance reserve” (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the statement of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that those assets are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values. Under GAAP, for all annuity policies, premiums received and benefits paid would be recorded directly to the reserve liability.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance balance amounts deemed to be uncollectible have been written off through a charge to operations. A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are nonadmitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in future years, and a valuation allowance is established for deferred income tax assets not expected to be realizable.

Surplus Notes: Surplus notes are reported as capital and surplus rather than as liabilities as would be required under GAAP.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Statements of Cash Flow: Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year of less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of a 6, are reported at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

Investments in both affiliated and unaffiliated preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value as determined by the SVO and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies and mutual funds are carried at fair value as determined by the SVO and the related unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes. Common stocks of affiliated noninsurance companies are carried at the GAAP basis equity in the underlying net assets and the net unrealized capital gains (losses) are reported in unassigned surplus.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other than temporary; the mortgage loan is written down to realizable value and a realized loss is recognized.

Real estate occupied by the Company is reported at cost less allowances for depreciation. Real estate for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Depreciation is computed principally by the straight-line method over the estimated useful lives of the properties.

Policy loans are reported at unpaid principal balances.

The Company has minority ownership interests in joint ventures and limited partnerships. The Company carries these interests based on its interest in the underlying GAAP equity of the investee. The Company recognized impairment write-downs for its investments in joint ventures and limited partnerships of $8,925, $75, and $1,613 for years ended December 31, 2006, 2005, and 2004, respectively. These write-downs are included in net realized capital gains/losses within the statement of operations.

The Company’s investment in reverse mortgages is recorded net of an appropriate actuarial reserve. The actuarial reserve is calculated using the projected cash flows from the reverse mortgage product. Assumptions used in the actuarial model include an estimate of current home values, projected cash flows from the realization of the appreciated value of the property from its eventual sale (subject to certain limitations in the contract), mortality and termination rates based on group annuity mortality tables adjusted for the Company’s experience and a constant interest rate environment. The carrying amount of the investment in reverse mortgages of $65,720 and $75,553 at December 31, 2006 and 2005, respectively, is net of the reserve of $49,923 and $51,315, respectively. The Company’s commitment includes making advances to the borrower until termination of the contract. The contract is terminated at the time the borrower moves, sells the property, dies, repays the loan balance, or violates the provisions of the loan contract.

Participation securities, notes receivable and options are carried at amortized cost.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Effective January 1, 2006, investments in Low Income Housing Tax Credits (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. Prior to 2006, LIHTC were valued at GAAP equity.

Other “admitted assets” are valued principally at cost, as required or permitted by Maryland Insurance Laws.

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

The carrying amounts of all investments are reviewed on an ongoing basis for deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its fair value, and a specific writedown is taken. Such reductions in carrying amount are recognized as realized losses on investments.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2006 and 2005, the Company excluded investment income due and accrued for bonds in default of $67 and $555, respectively, with respect to such practices. There were no amounts excluded for mortgage loans or real estate for either 2006 or 2005.

For dollar reverse repurchase agreements, the Company receives cash collateral in an amount at least equal to the market value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative Instruments

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company may hold foreign denominated assets or liabilities and cross currency swaps are utilized to convert the asset or liability to a US denominated security. Cross currency swap agreements are contracts to exchange two principal amounts of two currencies at the prevailing exchange rate at inception of the contract. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre- determined rate of exchange. Each asset or liability is hedged individually and the terms of the swap must meet the terms of the hedged instrument. For cross currency swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 indices. The Company uses S&P 500 and NASDAQ 1000 futures and/or options to hedge the liability option risk associated with these products. Futures are marked to market on a daily basis and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements. Options are marked to fair value in the balance sheet and fair value adjustments are recorded to unassigned surplus.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Capped floating rate commercial mortgage loans and interest rate caps that are designated as hedges and meet hedge accounting rules are carried at amortized cost in the financial statements. A gain or loss upon early termination would be reflected in the IMR similar to the underlying instrument.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income for forward-starting interest rate swaps begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

A replication transaction is a derivative transaction, generally a credit default swap, entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. For replication transactions, generally a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

The carrying value of derivative instruments is reflected in either the other invested assets or the derivatives (liability) line within the balance sheet, depending upon the net balance of the derivatives as of the end of the reporting period. As of December 31, 2006 and 2005, derivatives in the amount of $32,215 and $3,845, respectively, were reflected as a liability within the financial statements.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The Company invests in domestic corporate debt securities denominated in US dollars. If the issuers of these debt obligations fail to make timely payments, the value of the investment declines materially. The Company manages credit default risk on domestic corporate or emerging market debt through the purchase of credit default swaps. As the buyer of credit default protection, the Company will pay a premium to an approved counterparty in exchange for a contingent payment should a defined credit event occur with respect to the underlying reference entity or asset. Typically, the periodic premium or fee is expressed in basis points per notional. Generally, the premium payment for default protection is made periodically, although it may be paid as an up-front fee for short-dated transactions. Should a credit event occur, the Company may deliver the reference asset to the counterparty for par. Alternatively, settlement may be in cash. These credit default swaps are carried on the balance sheet at amortized cost. Premium payments made by the Company are recognized as investment expenses. If the Company is unable to prove hedge effectiveness, the credit default swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Separate Accounts

Separate account assets and liabilities reported in the accompanying financial statements consist of two types: guaranteed indexed and nonguaranteed. Guaranteed indexed separate accounts represent funds invested by the Company for the benefit of contract holders who are guaranteed returns based on published indices. Separate account asset performance different than guaranteed index requirements is either transferred to or received from the general account and reported in the statements of operations. Guaranteed indexed separate account assets and liabilities are carried at fair value.

The nonguaranteed separate account assets and liabilities represent group annuity funds segregated by the Company for the benefit of contract owners, who bear the investment risks. The assets and liabilities of the nonguaranteed separate accounts are carried at estimated fair value.

The Company received variable contract premiums of $1,104, $7,653, and $10,552 in 2006, 2005, and 2004, respectively. In addition, the Company received $291, $1,052, and $1,203 in 2006, 2005, and 2004, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

For direct business issued after October 1964, the Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the month of death. Except for certain acquired business, the direct business issued prior to October, 1964 does not provide for this modification. For policies assumed during 1992 from former affiliates, Monumental General Insurance Company and Monumental Life Insurance Group, Inc., and for all business from company mergers occurring in 1998, the Company waives deduction of deferred fractional premium upon death of the insured and returns any portion of the final premium paid beyond the month of death. For fixed premium life insurance business from company mergers occurring in 2004, the Company waives deduction of deferred fractional premiums upon death of the insured and refunds portions of premiums unearned after the date of death. Where appropriate, the Company holds a nondeduction and/or refund reserve. The reserve for these benefits is computed using aggregate methods. The reserves are equal to the greater of the cash surrender value and the legally computed reserve.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, and 1980 Commissioners’ Standard Ordinary Mortality Tables, the 1912, 1941, and 1961 Standard Industrial Mortality Tables, the 1960 Commissioners’ Standard Group Mortality Table, and the American Men, Actuaries, and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 7.25 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners’ Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners’ Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.50 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioners’ Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements, and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reflected as premiums, benefits, or changes in reserves in the statement of operations.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Municipal Reverse Repurchase Agreements

Municipal reverse repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest on the contract.

The Company enters into municipal reverse repurchase agreements for which it requires a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and revenues are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Claim and Claim Adjustment Expense

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated by the Company’s divisional actuaries using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2006 and December 31, 2005 was $1,457 and $1,128, respectively.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The Company incurred $5,817 and paid $5,487 of claim adjustment expenses during 2006, of which $1,823 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the provision for insured events of prior years.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus and are amortized into income over the life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

Stock Option Plan and Stock Appreciation Rights Plans

Prior to 2002 and in 2005 and 2006, AEGON N.V. sponsored a stock option plan for eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

The Company’s employees participate in various stock appreciation rights (SAR) plans issued by the Company’s indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company’s employees has been charged to the Company, with an offsetting amount credited to capital and surplus. The Company recorded a (benefit) expense of $(2,163), $5,197, and $858 for the years ended December 31, 2006, 2005, and 2004, respectively. In addition, the Company recorded an adjustment to paid-in surplus for the income tax effect related to these plans over and above the amount reflected in the statement of operations in the amount of $292 for year ended December 31, 2006. There was no income tax effect for years ended December 31, 2005 and 2004.

Reclassifications

Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to the 2006 presentation.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

2. Accounting Changes

Effective January 1, 2006, the Company adopted SSAP No. 93, Accounting for Low Income Housing Tax Credit Property Investments. This statement established statutory accounting principles for investments in federal and certain state sponsored LIHTC properties. SSAP No. 93 states that LIHTC investments shall be initially recorded at cost and amortized based on the proportion of tax benefits received in the current year to the total estimated tax benefits to be allocated to the investor. Prior to 2006, the Company’s investments in LIHTC investments were reported in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies and SSAP No. 88, Investments in Subsidiary, Controlled, and Affiliated Entities and carried at audited GAAP equity. The cumulative effect is the difference between the audited GAAP equity amount at December 31, 2005 and the amortized cost assuming the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle that reduced unassigned surplus by $8,979 at January 1, 2006.

Effective January 1, 2005, the Company adopted SSAP No. 88. According to SSAP No. 88, noninsurance subsidiaries are carried at audited GAAP equity. Prior to 2005, the Company’s investments in noninsurance subsidiaries were reported in accordance with SSAP No. 46, Investments in Subsidiary, Controlled and Affiliated Entities, and carried at statutory equity. The cumulative effect is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principles had been applied retroactively for prior periods. As a result of this change, the Company reported a cumulative effect of a change of accounting principle that increased unassigned surplus by $1,258 at January 1, 2005.

Effective January 1, 2005, the Company adopted SSAP No. 91, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SSAP No. 91 addresses, among other things, the criteria that must be met in order to account for certain asset transfers as sales rather than collateralized borrowings. Transfers impacted by SSAP No. 91 that the Company engages in include securities lending, repurchase and reverse repurchase agreements and dollar reverse repurchase agreements. In accordance with SSAP No. 91, if specific criteria are met, reverse repurchase agreements and dollar reverse repurchase agreements are accounted for as collateralized borrowings, and repurchase agreements are accounted for as collateralized lending. The cumulative effect of the adoption of this SSAP is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned surplus as of January 1, 2005.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, cash equivalents and short-term investments: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair values.

Investment securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third party organizations, where available.

For fixed maturity securities (including preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit quality, and maturity of the investments. For equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flows analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Policy loans: The fair value of policy loans are assumed to equal their carrying amount.

Derivative financial instruments: The estimated fair values of interest rate caps and options are based upon the latest quoted market price. The estimated fair values of swaps, including interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The carrying amount of these items is included in the liability section of the balance sheet.

Credit default swaps: The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments (continued)

Investment contract liabilities: Fair values for the Company’s liabilities under investment-type contracts, which include GICs and funding agreements, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Separate account assets and annuity liabilities: The fair value of separate account assets are based on quoted market prices. The fair value of separate account annuity liabilities approximate the market value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

Surplus notes and borrowed money: Fair values for surplus notes are estimated using discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements. The fair value of borrowed money is assumed to equal their carrying amount.

Receivable from/payable to parent, subsidiaries, and affiliates: The carrying amount of receivable from/payable to affiliates approximate their fair value.

Fair values for the Company’s insurance contracts other than investment-type contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments (continued)

The following sets forth a comparison of the fair values and carrying amounts of the Company’s financial instruments:

	December 31
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Admitted assets
Cash, cash equivalents and short-term investments	$(769)	$(769)	$387,247	$387,247
Bonds, other than affiliates	14,130,614	14,372,727	15,182,153	15,550,318
Preferred stocks, other than affiliates	985,408	1,003,306	22,397	24,057
Common stock, other than affiliates	38,201	38,201	88,780	88,780
Mortgage loans on real estate	2,010,968	2,125,304	2,109,817	2,274,233
Derivative financial instruments:
Credit default swaps	(274	1,831	(370)	1,609
Interest rate swaps	(32,632)	40,653	(4,120)	(66,414)
Options	691	691	645	645
Policy loans	337,829	337,829	333,585	333,585
Receivable from parent, subsidiaries, and affiliates	240,793	240,793	230,282	230,282
Separate account assets	261,060	261,060	267,261	267,261
Liabilities
Investment contract liabilities	10,847,212	10,711,045	12,004,401	11,752,344
Borrowed money	126,065	126,065	1,206	1,206
Payable to affiliates	105,575	105,575	11,037	11,037
Separate account annuity reserve liabilities	243,176	243,176	237,637	237,570

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments

The carrying amounts and estimated fair values of investments in bonds and preferred stocks were as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses Less Than 12 Months	Estimated Fair Value
December 31, 2006
Bonds:
United States Government and agencies	$602,692	$9,684	$6,060	$1,164	$605,152
State, municipal and other government	404,865	47,201	1,383	142	450,541
Public utilities	917,246	43,851	8,259	4,304	948,534
Industrial and miscellaneous	8,337,373	260,795	91,683	23,664	8,482,821
Mortgage and other asset-backed securities	3,868,438	35,748	11,100	7,407	3,885,679

	14,130,614	397,279	118,485	36,681	14,372,727
Preferred stocks	985,408	30,183	10,539	1,747	1,003,306

	$15,116,022	$427,462	$129,024	$38,428	$15,376,033

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses Less Than 12 Months	Estimated Fair Value
December 31, 2005
Bonds:
United States Government and agencies	$388,148	$2,885	$4,179	$242	$386,612
State, municipal and other government	403,887	49,244	12,841	1,072	439,218
Public utilities	842,842	58,658	1,422	5,770	894,308
Industrial and miscellaneous	9,370,118	396,310	24,863	74,308	9,667,257
Mortgage and other asset-backed securities	4,177,158	31,421	36,012	9,644	4,162,923

	15,182,153	538,518	79,317	91,036	15,550,318
Preferred stocks	22,397	1,660	—	—	24,057

	$15,204,550	$540,178	$79,317	$91,036	$15,574,375

The Company held bonds and preferred stocks at December 31, 2006 with a carrying value of $44,311 and amortized cost of $44,390 that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These securities are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

At December 31, 2006 and 2005, respectively, for securities that have been in a continuous loss position for greater than or equal to twelve months, the Company held 685 and 379 securities with a carrying value of $3,489,491 and $1,236,841 and an unrealized loss of $129,024 and $79,317 with an average price of 96.3 and 93.6 (NAIC market value/amortized cost). Of this portfolio, 95.0% and 88.8% were investment grade with associated unrealized losses of $118,452 and $42,783, respectively.

At December 31, 2006 and 2005, respectively, for securities that have been in a continuous loss position less than twelve months, the Company held 432 and 603 securities with a carrying value of $2,354,858 and $4,331,391 and an unrealized loss of $38,428 and $91,036 with an average price of 98.4 and 97.9 (NAIC market value/amortized cost). Of this portfolio, 94.0% and 92.5% was investment grade with associated unrealized losses of $29,005 and $77,630, respectively.

At December 31, 2006 and 2005, the Company’s banking sector portfolio reported $26,002 and $22,953, respectively, in unrealized losses. Management believes that the fundamentals of the banking sector continue to be solid and is a high credit quality sector and represents a large portion of the corporate debt market. As a result, the absolute exposure to the banking sector in the Company’s portfolio is also large and of high quality, based on credit agency ratings. Because of the sector’s size, the absolute dollar amount of unrealized losses is large, but the market value as a percent of book value on securities in an unrealized loss position is high at 97%. It is management’s belief that the unrealized losses in the banking sector are not a result of fundamental problems with individual issuers. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired at December 31, 2006 or 2005.

The Company closely monitors below investment grade holdings and those investment grade issuers and industry sectors where the Company has concerns. The Company also regularly monitors industry sectors. Securities in unrealized loss positions that are considered other than temporary are written down to fair value. The Company considers relevant facts and circumstances in evaluating whether the impairment is other than temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; and (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount. Additionally financial condition, near term prospects of the issuer,

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

nationally recognized credit rating changes and cash flow trends and underlying levels of collateral, for asset-backed securities only, are monitored. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired.

The estimated fair value of bonds and preferred stocks with gross unrealized losses at December 31, 2006 and 2005 are as follows:

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2006
Bonds:
United States Government and agencies	$232,587	$87,100	$319,687
State, municipal and other government	28,997	14,439	43,436
Public utilities	197,492	219,125	416,617
Industrial and miscellaneous	2,192,159	1,439,964	3,632,123
Mortgage and other asset-backed securities	474,462	441,714	916,176
Preferred stocks	234,768	114,088	348,856

	$3,360,465	$2,316,430	$5,676,895

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2005
Bonds:
United States Government and agencies	$176,556	$19,805	$196,361
State, municipal and other government	19,987	46,951	66,938
Public utilities	40,567	219,886	260,453
Industrial and miscellaneous	587,951	2,729,224	3,317,175
Mortgage and other asset-backed securities	332,453	1,224,488	1,556,941
Preferred stocks	—	—	—

	$1,157,514	$4,240,354	$5,397,868

The carrying amounts and estimated fair values of bonds at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

	Carrying Amount	Estimated Fair Value
Due in one year or less	$222,013	$221,600
Due one through five years	3,616,079	3,657,643
Due five through ten years	2,894,882	2,905,126
Due after ten years	3,529,201	3,702,679

	10,262,175	10,487,048
Mortgage and other asset-backed securities	3,868,439	3,885,679

	$14,130,614	$14,372,727

A detail of net investment income is presented below:

	Year Ended December 31
	2006	2005	2004
Bonds	$889,319	$843,314	$783,109
Preferred stock	67,659	2,173	2,299
Common stocks	1,255	5,332	3,545
Mortgage loans	148,891	170,825	194,578
Real estate	2,351	1,828	3,208
Policy loans	22,166	21,337	21,718
Derivative instruments	(37,724)	(63,297)	(86,379)
Cash, cash equivalents, and short-term investments	17,298	6,710	1,729
Other investment income	21,920	30,193	28,371

Gross investment income	1,133,135	1,018,415	952,178
Less investment expenses	51,744	49,563	46,836

Net investment income	$1,081,391	$968,852	$905,342

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Proceeds from sales and maturities of bonds and preferred stock and related gross realized gains and losses were as follows:

	Year Ended December 31
	2006	2005	2004
Proceeds	$7,634,315	$5,352,987	$7,025,174

Gross realized gains	$69,294	$99,731	$116,679
Gross realized losses	(75,710)	(51,656)	(85,910)

Net realized gains	$(6,416)	$48,075	$30,769

For the years ended December 31, 2006, 2005, and 2004, gross realized losses include $20,655, $19,236, and $25,031, respectively, which relate to losses recognized on other than temporary declines in the market value of fixed maturities.

Gross unrealized gains and gross unrealized losses on common stock, including the stock of affiliated entities, are as follows:

	December 31
	2006	2005
Unrealized gains	$215,711	$124,610
Unrealized losses	(4,635)	(2,944)

Net unrealized gains	$211,076	$121,666

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Net realized capital gains (losses) on investments are summarized below:

	Year Ended December 31
	2006	2005	2004
Bonds	$(4,112)	$44,007	$30,572
Common stocks	13,192	3,704	4,069
Preferred stocks	(2,304)	4,068	197
Mortgage loans on real estate	(4,374)	379	(851)
Real estate	(2)	(1,925)	(1,372)
Derivatives	16,162	(37,934)	(18,301)
Other invested assets	63,150	17,172	35,359

	81,712	29,471	49,673
Federal income tax effect	(22,104)	(28,626)	(8,440)
Transfer to interest maintenance reserve	3,205	(14,180)	(12,724)

Net realized capital gains (losses) on investments	$62,813	$(13,335)	$28,509

At December 31, 2006, 2005, and 2004, the Company had recorded investments in restructured securities of $30,882, $6,422, and $67,151, respectively. There were no capital losses taken as a result of such restructurings during 2006, 2005, and 2004. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

At December 31, 2006 and 2005, there were no bonds or stocks held by the Company for which any impairment would have been recognized in accordance with SSAP No. 36, Troubled Debt Restructuring. There are no commitments to lend additional funds to debtors owing receivables.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The change in net unrealized capital gains and losses on investments were as follows:

	Year Ended December 31
	2006	2005	2004
Bonds	$51,468	$(55,787)	$42,779
Common stocks	89,410	66,385	54,466
Preferred stocks	1,948	301	4,631
Mortgage loans on real estate	—	—	—
Derivatives	(29,386)	43,054	(13,151)
Other invested assets	4,543	(18,999)	(16,459)

Change in net unrealized capital gains/losses	$117,983	$34,954	$72,266

At December 31, 2006, investments with an aggregate carrying amount of $9,607 were on deposit with certain state regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such state regulatory authorities, as required by statute.

During 2006 and 2005, an impairment loss of $10 and $185, respectively, was taken on Parkway Land Tract, an investment property located in Cary, North Carolina, to write the book value down to the current fair value. During 2005, an impairment loss of $1,900 was taken on Madison Ave Corporate Center, a foreclosure property located in Memphis, Tennessee, to write down the book value to the current fair value. The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. The impairment amounts were reflected as realized losses in the statement of operations.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company’s investments in mortgage loans principally involve commercial real estate. During 2006, the respective maximum and minimum lending rates for mortgage loans were 6.78% and 5.51% for commercial loans and 6.94% and 6.94% for agricultural loans. During 2006, the Company did not reduce interest rates on any outstanding mortgages. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated, during the year ended December 31, 2006 at the time of origination was 75%. Mortgage loans with a carrying amount of $225 were non-income producing for the previous 180 days. Accrued interest of $22 related to these mortgage loans was excluded from investment income at December 31, 2006. Taxes, assessments and other amounts advanced not included in the mortgage loan total were $17 at December 31, 2006.

The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgages to carry fire insurance equal to the value of the underlying property.

At December 31, 2006 and 2005, the Company did not hold any impaired loans with a related allowance for credit losses. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2006 or 2005. The average recorded investment in impaired loans during 2006 was $1,786.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company recognized $10 of interest expense on impaired loans for year ended December 31, 2006. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2005 or 2004. The Company did not recognize any interest income on a cash basis for years ended December 31, 2006, 2005, or 2004.

During 2006 and 2005, mortgage loans of $2,313 and $2,827, respectively, were foreclosed or acquired by deed and transferred to real estate. There were no such foreclosures or acquisitions during 2004. At December 31, 2006 and 2005, the Company held a mortgage loan loss reserve in the AVR of $40,661 and $37,983, respectively. The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Geographic Distribution			Property -Type Distribution
	December 31			December 31
	2006	2005		2006	2005
Pacific	27%	24%	Office	35%	40%
South Atlantic	26	29	Retail	28	26
Middle Atlantic	17	18	Industrial	16	15
Mountain	9	8	Apartment	10	7
East North Central	8	9	Agricultural	4	6
West South Central	5	4	Other	4	3
East South Central	4	4	Residential	2	2
New England	2	2	Medical	1	1
West North Central	2	2

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A notional currency exchange occurs at the beginning and end of the contract. During the life of the swap, the counterparties exchange fixed or floating interest payments in its swapped currency. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counterparty at each due date.

The Company may invest in capped floating rate commercial mortgage loans and use interest rate caps to convert the commercial mortgage loan into a pure floating rate asset in order to meet its overall asset/liability strategy. Interest rate caps provide for the receipt of payments when interest rates rise above the strike rates in the contract. A single premium is paid by the Company at the beginning of the interest rate cap contracts. An interest rate floor provides for the receipt of payments in the event interest rates fall below the strike rates in the contract. The floor is designed to generate cash flows to offset the lower cash flows received on assets during low interest rate environments.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company replicates investment grade corporate bonds by combining a AAA rated security as a cash component with a credit default swap which, in effect, converts the high quality asset to a lower rated investment grade asset. Using the swap market to replicate credit enables the Company to enhance the relative values while having the ability to execute larger transactions in a shortened time frame. A premium is received by the Company on a periodic basis and recognized in investment income. At December 31, 2006 and 2005, the Company had replicated assets with a fair value of $308,124 and $373,759, respectively, and credit default swaps with a fair value of $2,105 and $1,979, respectively. During the years ended December 31, 2006, 2005, and 2004, the Company did not recognize any capital losses related to replication transactions.

The Company manages credit default risk on domestic corporate or emerging market debt through the purchase of credit default swaps. As the buyer of default protection, the Company will pay a premium to an approved counterparty in exchange for a contingent payment should a defined credit event occur with respect to the underlying reference entity or asset.

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 Indices. The Company uses S&P 500 and NASDAQ 1000 options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and the fair value adjustment is recorded to unassigned surplus in the financial statements.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company is exposed to credit related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead. As of December 31, 2006, the fair value of all contracts, aggregated at a counterparty level, with a positive and negative fair value amounted to $167,052 and ($83,366), respectively.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

At December 31, 2006 and 2005, the Company’s outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2006	2005
Derivative securities:
Swaps:
Receive fixed – pay floating	$6,076,147	$5,232,273
Receive fixed – pay fixed	15,000	—
Receive floating – pay fixed	4,205,821	4,199,452
Receive floating – pay floating	2,641,331	3,271,606

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company may enter into futures contracts to hedge against changes in market conditions. Initial margin deposits are made by cash deposits or segregation of specific securities as may be required by the exchange on which the transaction was conducted. Pursuant to the contracts, the Company agrees to receive from or pay to the broker, an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as “variation margin” and are recorded by the account as a variation margin receivable or payable on futures contracts. During the period the futures contracts are open, daily changes in the values of the contracts are recognized as realized gains (losses) since they are effectively settled daily through the variation account. When a futures contract closes, the account recognizes a final daily realized gain or loss which effectively closes the transaction and, if any, the Company’s cost basis. The Company recognized net realized gains (losses) from futures contracts in the amount of $3,287, $(1,292), and $2,962, for the years ended December 31, 2006, 2005, and 2004, respectively.

Open futures contracts at December 31, 2006 and 2005, are as follows:

Number of Contracts	Contract Type	Opening Market Value	Year-End Market Value
December 31, 2006:
161	S&P 500 March 2007 Futures	$54,455	$54,440
December 31, 2005:
153	S&P 500 March 2006 Futures	$46,649	$45,779

The maximum term over which the Company is hedging its exposure to the variability of future cash flows for forecasted transactions is 29 years. If the forecasted asset purchase does not occur or is no longer highly probable of occurring, valuation at cost ceases and the forward-starting swap would be valued at its current fair value with fair value adjustments recorded in unassigned surplus. For the years ended December 31, 2006, 2005, and 2004, none of the Company’s cash flow hedges were discontinued because it was no longer probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

For the years ended December 31, 2006, 2005, and 2004, the Company has recorded $9,377, $12,609, and $23 respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain. The Company did not recognize any unrealized gains or losses during 2006, 2005, or 2004 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

5. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts:

	Year Ended December 31
	2006	2005	2004
Direct premiums	$2,094,835	$1,968,892	$2,095,512
Reinsurance assumed – non affiliates	36,198	71,607	64,941
Reinsurance assumed – affiliates	2,116	5,286	8,288
Reinsurance ceded – non affiliates	(321,493)	(360,023)	(283,559)
Reinsurance ceded – affiliates	(585,422)	(434,534)	(548,989)

Net premiums earned	$1,226,234	$1,251,228	$1,336,193

The Company received reinsurance recoveries in the amount of $250,469, $222,985, and $279,453 during 2006, 2005, and 2004, respectively. At December 31, 2006 and 2005, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $29,773 and $21,632, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2006 and 2005 of $14,093,558 and $13,531,885, respectively, of which $13,892,361 and $13,244,482, respectively, were ceded to affiliates.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Reinsurance (continued)

At December 31, 2006 and 2005, amounts recoverable from unaffiliated unauthorized reinsurers totaled $3,872 and $3,220, respectively, and reserve credits for reinsurance ceded totaled $77,477 and $127,869, respectively. The Company holds collateral under these reinsurance agreements in the form of trust agreements totaling $20,268 and $18,529 at December 31, 2006 and 2005, respectively, that can be drawn on for amounts that remain unpaid for more than 120 days. The net amount of reduction in surplus at December 31, 2006 if all reinsurance agreements were cancelled is $31,958.

The Company entered into an agreement with an unaffiliated company to assume an inforce block of life and health business effective September 1, 2006. The Company received reinsurance consideration of $20,785 and established reserves approximately equal to the consideration, resulting in no gain or loss on the transaction.

The Company assumed the risks previously reinsured by Global Premier Reinsurance Company (GPRe), an affiliate, from an unaffiliated company effective December 31, 2006. The Company paid a reinsurance commission expense allowance of $4,282 and established reserves of $2,880, resulting in a pre-tax loss of $7,162 that has been included in the statement of operations.

The Company assumed the risks previously reinsured by GPRe from an unaffiliated company effective December 31, 2006. The Company paid a reinsurance commission expense allowance of $22,332 and established reserves of $17,802, resulting in a pre-tax loss of $40,134 that has been included in the statement of operations.

The Company entered into an agreement with an unaffiliated company to assume an inforce block of life and health business effective December 31, 2006. The Company received reinsurance consideration of $270,641, paid a commission expense allowance of $131,339 and established reserves approximately equal to the reinsurance consideration received, resulting in a pre-tax loss of $131,339 that has been included in the statement of operations.

During 2004, the Company recaptured the business it had ceded to Transamerica Occidental Life Insurance Company, an affiliate. The Company received $569,344 as consideration for this recapture, which has been included in the Company’s statement of operations. The change in reserves of $582,226 related to the recapture has been reported as an expense.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Reinsurance (continued)

On July 1, 2004, the Company entered into an agreement with London Life and Manulife Reinsurance LTD to cede an inforce block of life insurance on a coinsurance and modified coinsurance basis. The Company paid $1,374,554 as consideration and transferred reserves on a modified coinsurance basis of $1,158,554 and coinsurance basis of $216,000. The gain on inception was reflected as a separate item in surplus. During 2006, 2005, and 2004, $28,632, $42,999, and $3,770, respectively, of deferred gain related to this reinsurance agreement has been amortized into earnings with a corresponding charge directly to unassigned surplus.

The Company previously entered into a reinsurance treaty with Transamerica International Reinsurance Ireland, Ltd., an unauthorized affiliate, to cede new production on a block of funding agreements. As a result of this transaction, the Company had a liability for funds withheld under reinsurance of $5,876,714 and $5,965,066 at December 31, 2006 and 2005, respectively.

During 2000, the Company ceded a block of inforce business to a non-affiliate. As a result of this transaction, $130,000 was credited directly to unassigned surplus. This transaction had no overall impact to the Company’s net income, although certain components of the statement of operations were affected. During 2002, the Company amended the agreement which resulted in an additional $80,000 being credited directly to unassigned surplus. During 2006, 2005, and 2004, $26,000 of deferred gain related to this reinsurance agreement has been amortized annually into earnings with a corresponding charge directly to unassigned surplus.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes

The components of deferred taxes are as follows:

	December 31
	2006	2005
Deferred income tax assets:
Nonadmitted assets	$5,310	$4,181
Tax basis deferred acquisition costs	98,414	96,602
Reserves	173,015	149,012
Tax ceding commissions	5,662	4,109
Unrealized capital losses	40,885	61,739
Deferred intercompany losses	18,683	14,480
Other	15,616	25,169

Total deferred income tax assets	357,585	355,292
Nonadmitted deferred tax assets	238,957	199,640

Admitted deferred tax assets	118,628	155,652
Deferred income tax liabilities:
Section 807(f) adjustments	4,194	3,561
Partnerships/real estate	6,764	27,200
Deferred intercompany gains	12,102	10,217
Unrealized capital gains	27,237	32,012
Derivatives	2,773	—
Other	1,173	609

Total deferred income tax liabilities	54,243	73,599

Net admitted deferred tax asset	$64,385	$82,053

The change in net deferred income tax assets are as follows:

	December 31
	2006	2005	Change
Total deferred tax assets	$357,585	$355,292	$2,293
Total deferred tax liabilities	54,243	73,599	19,356

Net deferred tax asset	$303,342	$281,693	21,649

Tax effect of unrealized gains/(losses)			(4,744)

Change in net deferred income tax			$16,905

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes (continued)

	December 31
	2005	2004	Change
Total deferred tax assets	$355,292	$300,366	$54,926
Total deferred tax liabilities	73,599	78,146	4,547

Net deferred tax asset	$281,693	$222,220	59,473

Tax effect of unrealized gains/(losses)			(9,932)

Change in net deferred income tax			$49,541

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense and net realized capital gains (losses) on investments for the following reasons:

	Year Ended December 31
	2006	2005	2004
Income tax computed at the federal statutory rate (35%)	$16,730	$94,907	$127,900
Ceding commission amortization	(1,030)	(1,030)	(1,030)
Deferred acquisition costs – tax basis	1,669	(349)	725
Dividends received deduction	(6,192)	(1,604)	(142)
Reinsurance transactions	(19,121)	(24,149)	15,971
Investment income items	2,491	(8,188)	1,912
Limited partnership book / tax difference	(12,825)	(25,232)	(12,717)
Low income housing credits	(42,547)	(31,438)	(30,208)
Prior year over accrual	(6,116)	(12,584)	(17,643)
Tax reserve valuation	25,110	24,544	(16,399)
Other	(2,371)	(9,329)	(2,444)

Federal income tax expense (benefit)	$(44,202)	$5,548	$65,925
Change in net deferred income taxes	16,905	49,541	(85,194)

Total statutory income taxes	$(61,107)	$(43,993)	$151,119

For federal income tax purposes, the Company joins in a consolidated income tax return filing with other affiliated companies. Under the terms of a tax sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies’ alternative minimum taxable income. At December 31, 2005, the life subgroup had no loss carryforwards. A tax return has not yet been filed for 2006.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes (continued)

Income taxes incurred during 2005 and 2004 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses are $286,973, and $280,054, respectively. There are no income taxes available for recoupment for 2006.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the “policyholders’ surplus account” (PSA). No federal income taxes have been provided for in the financial statements on income deferred in the PSA. A distribution from the PSA was made during 2005 in the amount of $251,735, which reduced the PSA balance to zero. Due to United States tax legislation enacted in October 2004, distributions to shareholders during 2005 and 2006 are deemed to come first out of the PSA and are not taxed. There was no reduction in net earnings due to this distribution.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and the statute is closed through 2000. The examination fieldwork for 2001 through 2004 has been completed and resulted in tax return adjustments that are currently being appealed. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax provisions.

7. Annuity and Deposit Type Contracts

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 1% of ordinary life insurance in force at December 31, 2006 and 2005.

For the year ended 2006, premiums for life participating policies were $5,112. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,451 to policyholders and did not allocate any additional income to such policyholders.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Annuity and Deposit Type Contracts (continued)

A portion of the Company’s policy reserves and other policyholders’ funds relate to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31
	2006		2005
	Amount	Percent of Total	Amount	Percent of Total
Subject to discretionary withdrawal with market value adjustment	$1,497,303	7%	$3,259,963	16%
Subject to discretionary withdrawal at book value less surrender charge of 5% or more	339,940	2	404,484	2
Subject to discretionary withdrawal at fair value	99,162	1	92,941	1

Total with adjustment or at market value	1,936,405	10	3,757,388	19
Subject to discretionary withdrawal at book value (minimal or no charges or adjustments)	1,262,327	6	1,433,504	7
Not subject to discretionary withdrawal	16,602,404	84	15,035,036	74

Total annuity reserves and deposit fund liabilities - before reinsurance	19,801,136	100%	20,225,928	100%

Less reinsurance ceded	13,785,495		13,159,120

Net annuity reserves and deposit fund liabilities	$6,015,641		$7,066,808

Included in the liability for deposit-type contracts at December 31, 2006 and 2005 are approximately $436,276 and $430,455, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from the Company which secures that particular series of notes. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for principal and interest for these funding agreements are afforded equal priority as other policyholders. At December 31, 2006, the contractual maturities were: 2007 - $0; 2008 - $84,982; 2009 - $326,417; 2010 - $24,877 2011 - $0; and thereafter - $0.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

8. Separate Accounts

The Company’s Guaranteed Indexed separate accounts provide customers a return based on the total performance of a specified financial index plus an enhancement. Hedging instruments that return the chosen index are bought by the Company and held within the separate account. The assets in the accounts, carried at estimated fair value, consist primarily of long-term bonds. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Guaranteed Indexed	Nonindexed Guaranteed	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2006	$—	$—	$4,500	$4,500

Reserves for separate accounts as of December 31, 2006 with assets at:
Market value	$144,013	$—	$99,162	$243,175
Amortized cost	—	—	—	—

Total	$144,013	$—	$99,162	$243,175

Reserves by withdrawal characteristics as of December 31, 2006:
With market value adjustment	$144,013	$—	$—	$144,013
At market value	—	—	99,162	99,162
Not subject to discretionary withdrawal	—	—	—	—

Total	$144,013	$—	$99,162	$243,175

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

8. Separate Accounts (continued)

	Guaranteed Indexed	Nonindexed Guaranteed	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2005	$—	$—	$7,653	$7,653

Reserves for separate accounts as of December 31, 2005 with assets at:
Market value	$144,696	$—	$92,941	$237,637
Amortized cost	—	—	—	—

Total	$144,696	$—	$92,941	$237,637

Reserves by withdrawal characteristics as of December 31, 2005:
With market value adjustment	$123,997	$—	$—	$123,997
At market value	—	—	92,941	92,941
Not subject to discretionary withdrawal	20,699	—	—	20,699

Total	$144,696	$—	$92,941	$237,637

	Guaranteed Indexed	Nonindexed Guaranteed	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2004	$—	$—	$19,601	$19,601

Reserves for separate accounts as of December 31, 2004 with assets at:
Market value	$699,571	$—	$151,577	$851,148
Amortized cost	—	—	—	—

	$699,571	$—	$151,577	$851,148

Reserves by withdrawal characteristics as of December 31, 2004:
With market value adjustment	$679,218	$—	$—	$679,218
At market value	—	—	151,577	151,577
Not subject to discretionary withdrawal	20,353	—	—	20,353

Total	$699,571	$—	$151,577	$851,148

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

8. Separate Accounts (continued)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year Ended December 31
	2006	2005	2004
Transfers as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$1,104	$7,653	$10,552
Transfers from separate accounts	(21)	(224,322)	(21,307)

Transfers as reported in the summary of operations of the life, accident and health annual statement	$1,083	$(216,669)	$(10,755)

9. Policy and Contract Attributes

Reserves on the Company’s traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy’s paid-through date to the policy’s next anniversary date.

At December 31, 2006 and 2005, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loading, are as follows:

	Gross	Loading	Net
December 31, 2006
Life and annuity:
Ordinary direct first year business	$26,350	$20,965	$5,385
Ordinary direct renewal business	204,400	59,740	144,660
Group life direct business	5,331	1,807	3,524
Credit direct business	(67)	—	(67)
Reinsurance ceded	(13,473)	—	(13,473)

Total life and annuity	222,541	82,512	140,029
Accident and health:
Direct	39,992	—	39,992
Reinsurance ceded	(374)	—	(374)

Total accident and health	39,618	—	39,618

	$262,159	$82,512	$179,647

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

9. Policy and Contract Attributes (continued)

	Gross	Loading	Net
December 31, 2005
Life and annuity:
Ordinary direct first year business	$29,361	$21,206	$8,155
Ordinary direct renewal business	202,159	59,314	142,845
Group life direct business	2,922	747	2,175
Credit direct business	18	—	18
Reinsurance ceded	(12,110)	—	(12,110)

Total life and annuity	222,350	81,267	141,083
Accident and health:
Direct	36,684	—	36,684
Reinsurance ceded	(267)	—	(267)

Total accident and health	36,417	—	36,417

	$258,767	$81,267	$177,500

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Heath Contracts. At December 31, 2006 and 2005, the Company had insurance in force aggregating $8,521,388 and $7,601,622, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Maryland Insurance Administration. The Company established policy reserves of $96,627 and $81,394 to cover these deficiencies at December 31, 2006 and 2005, respectively.

The Company’s primary method utilized to estimate premium adjustments for contracts subject to redetermination is to review experience periodically and to adjust premiums for differences between the experience anticipated at the time of redetermination and that underlying the original premiums. The Company has not limited its degree of discretion contractually; however, in some states it has agreed not to raise premiums in order to recoup past losses. The Company forgoes premium changes on existing policies at its option if the administrative cost and other business issues associated with the change outweigh the direct financial impact of the change. Also, the Company has extra-contractually guaranteed the current premium scale for certain policies.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

9. Policy and Contract Attributes (continued)

During 2004, the Company received approval from the Maryland Insurance Administration to destrengthen reserves on traditional whole life and limited payment life plans to the minimum valuation bases required by Maryland valuation law. This caused a decrease in reserves of $23,504, which was credited directly to unassigned surplus. There was no reserve destrengthening in 2006 or 2005.

10. Dividend Restrictions

The Company is subject to limitations, imposed by the State of Maryland, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the lesser of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2007, without the prior approval of insurance regulatory authorities, is $86,829.

The Company paid dividends in cash to its stockholders of $190,000, $255,000, and $710,000 in 2006, 2005, and 2004, respectively, which were approved by the Maryland Insurance Administration.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2006, the Company meets the RBC requirements.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

11. Securities Lending

The Company participates in an agent managed securities lending program. The Company receives collateral equal to 102/105 percent of the fair market value of the loaned securities as of the transaction date for domestic/international securities, respectively. The counterparty is mandated to deliver additional collateral if the fair value of the collateral is at any time less than 102/105 percent of the fair value of the loaned securities. This additional collateral, along with the collateral already held in connection with the lending transaction, is at least equal to 102/105 percent of the fair value of the loaned securities. The program requirements restrict collateral from rehypothecation by any party involved in the transaction and has minimum limitations related to credit worthiness, duration and borrower levels. At December 31, 2006 and 2005, the value of securities loaned amounted to $1,176,973 and $582,607, respectively.

12. Capital Structure

The Company has two classes of common stock, Class A and Class B. Each outstanding share of Class A is entitled to four votes for any matter submitted to a vote at a meeting of stockholders, whereas each outstanding share of Class B is entitled to one such vote.

During 2004, the Company received $117,168 from CDGC and $42,832 from AEGON USA, Inc. (AEGON), both affiliates, in exchange for surplus notes. These notes are due 20 years from the date of issuance and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. Additional information related to the surplus notes at December 31, 2006 and 2005 is as follows:

December 31, 2006:

Date Issued	Interest Rate	Original Amount of Notes	Balance Out-standing at End of Year	Interest Paid Current Year	Total Interest Paid	Accrued Interest
December 23, 2004	6.0%	$117,168	$117,168	$7,030	$13,630	$586
December 23, 2004	6.0	42,832	42,832	2,570	4,983	214

Total		$160,000	$160,000	$9,600	$18,613	$800

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Capital Structure (continued)

December 31, 2005:

Date Issued	Interest Rate	Original Amount of Notes	Balance Out-standing at End of Year	Interest Paid Current Year	Total Interest Paid	Accrued Interest
December 23, 2004	6.0%	$117,168	$117,168	$6,600	$6,600	$586
December 23, 2004	6.0	42,832	42,832	2,413	2,413	214

Total		$160,000	$160,000	$9,013	$9,013	$800

As of December 31, 2004, there was no interest paid or accrued on either of the outstanding surplus notes.

13. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the Statement of Financial Accounting Standards No. 87 expense as a percent of salaries. The benefits are based on years of service and the employee’s compensation during the highest five consecutive years of employment. Pension expense aggregated $6,201, $5,802, and $5,379 for the years ended December 31, 2006, 2005, and 2004, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements, are participants of the plan. Participants may elect to contribute up to 25% of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. Expense related to this plan was $2,372, $2,414, and $2,662 for the years ended December 31, 2006, 2005, and 2004, respectively.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

13. Retirement and Compensation Plans (continued)

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $1,007, $1,098, and $1,117, for the years ended December 31, 2006, 2005, and 2004, respectively.

14. Related Party Transactions

At December 31, 2006 and 2005, the Company had the following investments in subsidiaries representing related parties:

	December 31
	2006	2005
Bonds:
Malibu Loan Fund LTD	$37,078	$22,247
Preferred stocks:
Malibu Loan Fund LTD	1,565	1,565
Common stocks:
Ammest Realty Corporation	—	1,191
Real Estate Alternative Portfolio 3A Inc	1,382	830
Peoples Benefit Life Insurance Company	216,363	117,579

	256,388	143,412
Other invested assets:
Capital Liberty Limited Partnership	286,462	266,968

	$542,850	$386,568

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

14. Related Party Transactions (continued)

The Company’s investment in Capital Liberty Limited Partnership (CLLP) is represented by a limited partnership interest. As of December 31, 2006, the Company has a 99% interest CLLP. CLLP, in turn, owns 100% of the preferred stock and 20% of the common stock of Peoples Benefit Life Insurance Company (Peoples), an affiliate of the Company. The statutory-basis capital and surplus of Peoples was $833,204, $703,720, and $615,052 at December 31, 2006, 2005, and 2004, respectively. The preferred stock of Peoples provides CLLP preference in liquidation of Peoples up to a total value of $549,600. CLLP records its investment in Peoples at the liquidation value of the preferred stock, but not in excess of the total capital and surplus of Peoples. The Company’s carrying value of CLLP increased in 2006, 2005, and 2004 due to an increase in the total capital and surplus of Peoples.

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a common cost allocation service arrangement between AEGON companies, in which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2006, 2005, and 2004, the Company paid $53,519, $53,942, and $56,011, respectively, for these services, which approximates their costs to the affiliates.

At December 31, 2006, the Company reported $70,743, excluding short-term intercompany notes receivable, as due from parent, subsidiary, and affiliated companies. The Company also reported $44,575 as due to parent, subsidiary, and affiliated companies. Terms of settlement require that these amounts be settled within 90-days. Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2006, 2005, and 2004, the Company paid net interest of $1,632, $969, and $479, respectively, to affiliates.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

14. Related Party Transactions (continued)

At December 31, 2006, the Company has two short-term notes receivable from Transamerica Corporation of $49,800 and $20,600. These notes are due on or before June 22, 2007 and December 28, 2007, respectively, and bear interest at 5.06% and 5.25%, respectively. The Company has three short-term notes receivable from Stonebridge Life Insurance Company of $13,300, $2,000 and $18,600 which are due by December 19, December 20 and December 28, 2007, respectively. All of these notes bear interest at 5.25%. At December 31, 2006 and 2005, the Company had a short-term note receivable from CGDC of $65,000, bearing interest at 4.23%. This note was repaid in February of 2007. The three short-term notes receivable from AEGON totaling $80,200 outstanding at December 31, 2005 and due on various dates in December 2006 were all repaid in the first quarter of 2006. The Company also has a long-term note receivable from Bankers Financial Life Insurance Company of $750 which bears interest at 6%.

At December 31, 2006, the Company has two short-term notes payable to Transamerica Occidental Life Insurance Company of $44,800 and $16,200 which are due by December 27 and December 29, 2007, respectively. Both notes bear interest at 5.25%. The Company had no short-term notes payable to affiliates at December 31, 2005.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2006 and 2005, the cash surrender value of these policies was $63,682 and $61,318, respectively.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

15. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operation. Information regarding these entities is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
Bolinger, Inc. 101 JFK Parkway Short Hills, NJ 07078	22-0781130	No	Group A&H/Life	C,CA,R,B,P,U	$85,684

Coverdell & Company 1718 Peachtree St. NW Suite 276 Atlanta, GA 30309	58-1604660	No	Group/ Individual A&H Group Life	Partial Admin	65,253

Direct Response Admin Services, Inc. 7930 Century Blvd. Chanhassen, MN 55317-8001	41-1714043	No	Group/ Individual A&H Group Life	Partial Admin	23,080

Total					$174,017

C-	Claims Payment
CA-	Claims Adjustment
R-	Reinsurance Ceding
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

16. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $41,312,295 as of December 31, 2006. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future funding requirements that would have a material impact on reported financial results.

At December 31, 2006 and 2005, the Company has entered into multiple agreements with commitment amounts of $48,675 and $148,675, respectively, for which it was paid a fee to provide standby liquidity asset purchase agreements. The Company believes the chance of draws under the agreements is minimal. Any advances that would be made under these agreements would be repaid with interest.

During 2006 and 2005, the Company has provided guarantees for the performance of a noninsurance subsidiary that was involved in guaranteed sales of investments in LIHTC partnerships. These partnerships are partially or majority owned by a noninsurance subsidiary of the Company for which a third party is the primary investor. The balance of the investors’ capital accounts covered by the transactions was $157,266 and $112,849 at December 31, 2006 and 2005, respectively. The nature of the obligation is to provide the investor with a minimum guaranteed annual and cumulative return on their contributed capital. The Company is not at risk for changes in tax law or the investors’ inability to fully utilize the tax benefits. Accordingly, the Company believes the chance of having to make material payments under the guarantee is remote.

At December 31, 2006, the Company has mortgage loan commitments of $63,300 and contingent commitments of $195,476 to joint ventures, partnerships and limited liability companies, which include LIHTC commitments of $128,611.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

16. Commitments and Contingencies (continued)

At December 31, 2006 and 2005, the net amount of securities being acquired (sold) on a “to be announced” (TBA) basis was $40 and $(3,996), respectively.

The Company may pledge assets as collateral for transactions involving funding agreements and reverse repurchase agreements. At December 31, 2006, the Company had pledged invested assets with a carrying value and market value of $49,472 and $50,022, respectively, in conjunction with these transactions. At December 31, 2005, the Company has pledged invested assets with a carrying value and fair value of $86,299 and $88,617, respectively, in conjunction with these transactions. Cash in the amount of $32,644 and $5,110 and securities in the amount of $33,205 and $30,557, were posted to the Company as of December 31, 2006 and 2005, respectively, which were not included in the financials of the Company. A portion of the cash posted to the Company was reposted as collateral by the Company in the amount of $5,205 as of December 31, 2006.

The Company is a party to legal proceedings incidental to its business, including class actions. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $6,690 and $6,703 at December 31, 2006 and 2005, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense was $626, $607, and $961 for the years ended December 31, 2006, 2005, and 2004, respectively.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

17. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

At December 31, 2006, securities with a book value of $124,731 and a market value of $125,213 were subject to dollar reverse repurchase agreements. At December 31, 2005, securities with a book value of $1,212 and a market value of $1,204 were subject to dollar reverse repurchase agreements. These securities had an average interest rate of 5.78%.

The Company enters into municipal reverse repurchase agreements for which it requires a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. The Company has recorded liabilities of $97,827 and $97,359 for these agreements as of December 31, 2006 and 2005, respectively. The reverse repurchase agreements are collateralized by government agency securities with book values of $102,680 and $100,823 as of December 31, 2006 and 2005, respectively. These securities have maturity dates that range from 2008 to 2025 and have a weighted average interest rate of 6.2%.

The Company has an outstanding liability for borrowed money in the amount of $126,065 and $1,206 as of December 31, 2006 and 2005, respectively due to participation in dollar reverse repurchase agreements. The Company enters dollar reverse repurchase agreements which securities are delivered to the counterparty once adequate collateral has been received.

During 2006, 2005, and 2004, the Company sold $91, $1,010, and $2,266, respectively, of agent balances without recourse to an affiliated company. Prior to July 29, 2005, the agent debit balances were sold to Money Services, Inc. (MSI), an affiliated company. Subsequent to July 29, 2005, agent debit balances were sold without recourse to ADB Corporation, LLC (ADB), an affiliated company, and all rights, title and interest in the prior net debit balances owned by MSI prior to July 29, 2005, were fully assigned, without recourse, to ADB. The Company did not realize a gain or loss as a result of the sales. As of July 1, 2006, the Company no longer sells agent debit balances and as a result retains such balances as nonadmitted receivables. Receivables in the amount of $2,053 were nonadmitted as of December 31, 2006.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

17. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities (continued)

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2006 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gain (Loss)
Bonds:
NAIC 4	1	$1,051	$1,119	$60
NAIC 5	1	428	428	1

18. Subsequent events

Subsequent to year end, the Company entered into an agreement to recapture life reserves ceded under a coinsurance/modified coinsurance agreement from Manulife Reins Ltd. As a result of the transaction, the Company received $70,857 of recapture consideration through the release of the funds withheld liability related to the coinsured reserve and reduced the reserves ceded $70,857 for no gain or loss. In addition, reserves retained on the Company’s balance sheet of $951,338 ceded under a modified coinsurance agreement were also recaptured at no gain or loss.

Subsequent to year end, the Company entered in an agreement to recapture life reserves ceded under a coinsurance/modified coinsurance agreement from London Life Reinsurance Company. As a result of the transaction, the Company received $29,143 of recapture consideration through the release of the funds withheld liability related to the coinsured reserve and reduced the reserves ceded $29,143 for no gain or loss. In addition, reserves retained on the Company’s balance sheet of $391,276 ceded under a modified coinsurance agreement were also recaptured at no gain or loss.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

18. Subsequent events (continued)

The Company has redomesticated to an Iowa life insurance company from a Maryland life insurance company effective April 1, 2007. Under the Restated Articles of Incorporation and Redomestication, the Company possesses and shall continue to posses all privileges, franchises and powers to the same extent as if it had been originally incorporated under the laws of the State of Iowa and the Company’s initial date of authorization as an insurer in Maryland of March 5, 1858 was preserved The state of Iowa has adopted the accounting practices prescribed by the National Association of Insurance Commissioners (NAIC) Accounting Practices and Procedures Manual and therefore the affects of the redomestication on the accounting practices used by the Company are expected to be immaterial.

Statutory-Basis

Financial Statement Schedules

Monumental Life Insurance Company

Summary of Investments – Other Than Investments in Related Parties

(Dollars in Thousands)

December 31, 2006

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at Which Shown in the Balance Sheet
Fixed maturities
Bonds:
United States government and government agencies and authorities	$608,055	$610,433	$608,055
States, municipalities and political subdivisions	276,953	282,197	276,953
Foreign governments	367,540	410,106	367,540
Public utilities	917,246	948,534	917,246
All other corporate bonds	11,960,820	12,121,457	11,960,820
Preferred stocks	985,408	1,003,306	985,408

Total fixed maturities	15,116,022	15,376,033	15,116,022
Equity securities
Common stocks:
Public utilities	—	—	—
Banks, trust and insurance	—	—	—
Industrial, miscellaneous and all other	29,951	38,201	38,201

Total equity securities	29,951	38,201	38,201
Mortgage loans on real estate	2,010,968		2,010,968
Real estate	6,430		6,430
Policy loans	337,829		337,829
Other long-term investments	820,887		820,887
Cash, cash equivalents and short-term investments	(769)		(769)

Total investments	$18,321,318		$18,329,568

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.

Monumental Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

December 31, 2006

Schedule III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2006
Individual life	$5,477,498	$—	$34,535	$342,085	$313,116	$641,911	$479,872
Individual health	219,105	116,643	40,327	120,078	25,334	204,849	37,990	$124,002
Group life and health	150,734	17,740	88,137	391,393	13,825	240,502	207,438	418,361
Annuity	3,606,507	—	159	372,678	729,116	676,255	357,594

	$9,453,844	$134,383	$163,158	$1,226,234	$1,081,391	$1,763,517	$1,082,894

Year ended December 31, 2005
Individual life	$5,088,838	$—	$33,288	$327,449	$393,502	$530,195	$318,070
Individual health	163,903	24,988	28,433	122,113	13,964	91,219	45,283	$129,012
Group life and health	115,160	17,107	76,894	384,194	12,846	216,524	143,208	412,304
Annuity	3,840,287	—	205	417,472	548,540	905,150	81,039

	$9,208,188	$42,095	$138,820	$1,251,228	$968,852	$1,743,088	$587,600

Year ended December 31, 2004
Individual life	$4,853,878	$—	$42,631	$421,163	$355,376	$237,973	$1,650,599
Individual health	117,976	26,172	28,519	121,106	11,123	77,519	58,725	$128,329
Group life and health	103,744	16,979	75,104	307,570	13,626	161,386	145,725	438,114
Annuity	3,926,849	—	—	486,354	525,217	747,249	774,930

	$9,002,447	$43,151	$146,254	$1,336,193	$905,342	$1,224,127	$2,629,979

*	Allocations of net investment income and other operating expenses are based on a number and assumptions of estimates, and the results would change if different methods were applied.

Monumental Life Insurance Company

Reinsurance

(Dollars in Thousands)

December 31, 2006

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2006
Life insurance in force	$61,270,842	$26,075,481	$10,207,102	$45,402,463	22%

Premiums:
Individual life	$659,396	$318,487	$1,176	$342,085	0%
Individual health	124,001	7,934	4,011	120,078	3%
Group life and health	418,361	33,233	6,265	391,393	2%
Annuity	893,077	547,261	26,862	372,678	7%

	$2,094,835	$906,915	$38,314	$1,226,234	3%

Year ended December 31, 2005
Life insurance in force	$62,650,888	$27,582,802	$209,202	$35,277,288	1%

Premiums:
Individual life	$659,721	$331,719	$(553)	$327,449	0%
Individual health	129,012	7,150	251	122,113	0%
Group life and health	412,304	39,676	11,566	384,194	3%
Annuity	767,855	416,012	65,629	417,472	16%

	$1,968,892	$794,557	$76,893	$1,251,228	6%

Year ended December 31, 2004
Life insurance in force	$63,465,404	$29,545,754	$512,463	$34,432,113	1%

Premiums:
Individual life	$655,074	$236,871	$2,960	$421,163	1%
Individual health	128,329	7,194	(29)	121,106	0%
Group life and health	438,114	130,660	116	307,570	0%
Annuity	873,995	457,823	70,182	486,354	14%

	$2,095,512	$832,548	$73,229	$1,336,193	5%

FINANCIAL STATEMENTS

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Year Ended December 31, 2006

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Financial Statements

Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Contract Owners

of the Vanguard Variable Annuity Plan,

Peoples Benefit Life Insurance Company

We have audited the accompanying statements of assets and liabilities of Peoples Benefit Life Insurance Company Separate Account IV (comprised of the Money Market, Total Bond Market Index, Balanced, Equity Index, Growth, Equity Income, International, High Yield Bond, Small Company Growth, Mid-Cap Index, Short-Term Investment Grade, Diversified Value, REIT Index, Total Stock Market Index Portfolio and Capital Growth Portfolio subaccounts), which are available for investment by contract owners of the Vanguard Variable Annuity Plan, as of December 31, 2006, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the mutual funds’ transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Peoples Benefit Life Insurance Company Separate Account IV which are available for investment by contract owners of the Vanguard Variable Annuity Plan at December 31, 2006, and the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Des Moines, Iowa

March 15, 2007

1

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Assets and Liabilities

Year Ended December 31, 2006

	Money Market Subaccount	Total Bond Market Index Subaccount	Balanced Subaccount	Equity Index Subaccount
Assets
Investment in securities:
Number of shares	982,340,663.210	55,149,454.583	55,839,243.605	35,710,362.800

Cost	$982,340,663	$610,731,702	$918,215,845	$981,134,935

Investments in mutual funds, at net asset value	$982,340,663	$618,776,880	$1,151,405,203	$1,059,169,361
Receivable for units sold	2,536	6	—	4

Total assets	982,343,199	618,776,886	1,151,405,203	1,059,169,365

Liabilities
Payable for units redeemed	—	—	10	—

	$982,343,199	$618,776,886	$1,151,405,193	$1,059,169,365

Net Assets:
Deferred annuity contracts terminable by owners	$982,343,199	$618,776,886	$1,151,405,193	$1,059,169,365

Total net assets	$982,343,199	$618,776,886	$1,151,405,193	$1,059,169,365

Accumulation units outstanding	554,003,021	24,148,134	23,965,324	22,231,171

Accumulation unit value	$1.773173	$25.624211	$48.044633	$47.643435

See accompanying notes.

2

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Assets and Liabilities

Year Ended December 31, 2006

	Growth Subaccount	Equity Income Subaccount	International Subaccount	High Yield Bond Subaccount
Assets
Investment in securities:
Number of shares	23,163,847.969	24,880,909.203	37,487,001.452	23,270,622.181

Cost	$504,300,905	$457,166,263	$576,756,018	$193,734,837

Investments in mutual funds, at net asset value	$304,604,601	$517,771,721	$808,219,751	$200,825,469
Receivable for units sold	—	—	10	—

Total assets	304,604,601	517,771,721	808,219,761	200,825,469

Liabilities
Payable for units redeemed	—	4	—	1

	$304,604,601	$517,771,717	$808,219,761	$200,825,468

Net Assets:
Deferred annuity contracts terminable by owners	$304,604,601	$517,771,717	$808,219,761	$200,825,468

Total net assets	$304,604,601	$517,771,717	$808,219,761	$200,825,468

Accumulation units outstanding	14,113,266	12,591,931	27,348,213	10,997,447

Accumulation unit value	$21.582857	$41.119325	$29.552928	$18.261099

See accompanying notes.

3

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Assets and Liabilities

Year Ended December 31, 2006

	Small Company Growth Subaccount	Mid-Cap Index Subaccount	Short-Term Investment Grade Subaccount	Diversified Value Subaccount
Assets
Investment in securities:
Number of shares	27,842,073.050	26,193,277.658	32,095,924.322	30,338,970.403

Cost	$462,283,096	$369,077,676	$337,332,325	$368,037,080

Investments in mutual funds, at net asset value	$537,908,851	$519,936,562	$340,858,716	$501,503,181
Receivable for units sold	8	—	2	1

Total assets	537,908,859	519,936,562	340,858,718	501,503,182

Liabilities
Payable for units redeemed	—	7	—	—

	$537,908,859	$519,936,555	$340,858,718	$501,503,182

Net Assets:
Deferred annuity contracts terminable by owners	$537,908,859	$519,936,555	$340,858,718	$501,503,182

Total net assets	$537,908,859	$519,936,555	$340,858,718	$501,503,182

Accumulation units outstanding	16,406,502	20,393,712	24,365,789	26,914,136

Accumulation unit value	$32.786322	$25.494944	$13.989234	$18.633449

See accompanying notes.

4

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Assets and Liabilities

Year Ended December 31, 2006

	REIT Index Subaccount	Total Stock Market Index Portfolio Subaccount	Capital Growth Portfolio Subaccount
Assets
Investment in securities:
Number of shares	17,370,372.301	11,818,555.777	11,763,442.682

Cost	$283,553,537	$308,705,614	$166,681,993

Investments in mutual funds, at net asset value	$433,911,900	$369,566,239	$200,684,332
Receivable for units sold	—	—	—

Total assets	433,911,900	369,566,239	200,684,332

Liabilities
Payable for units redeemed	2	10	3

	$433,911,898	$369,566,229	$200,684,329

Net Assets:
Deferred annuity contracts terminable by owners	$433,911,898	$369,566,229	$200,684,329

Total net assets	$433,911,898	$369,566,229	$200,684,329

Accumulation units outstanding	11,653,128	21,518,152	11,242,537

Accumulation unit value	$37.235660	$17.174627	$17.850449

See accompanying notes.

5

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Operations

Year Ended December 31, 2006

	Money Market Subaccount	Total Bond Market Index Subaccount	Balanced Subaccount	Equity Index Subaccount
Net investment income (loss)
Income:
Dividends	$41,943,761	$21,041,399	$26,445,247	$17,035,613
Expenses:
Administrative, mortality and expense risk charge	2,534,611	1,644,550	3,148,288	3,052,034

Net investment income (loss)	39,409,150	19,396,849	23,296,959	13,983,579
Net realized and unrealized capital gains (losses) on investments
Net realized capital gains (losses) on investments:
Realized gain distributions	—	—	32,667,658	66,013,000
Proceeds from sales	63,456,084	16,709,513	32,596,815	126,313,746
Cost of investments sold	63,456,084	15,467,038	24,180,104	90,858,374

Net realized capital gains (losses) on investments	—	1,242,475	41,084,369	101,468,372
Net change in unrealized appreciation/depreciation of investments:
Beginning of period	—	6,447,865	152,568,453	47,001,645
End of period	—	8,045,178	233,189,358	78,034,426

Net change in unrealized appreciation/depreciation of investments	—	1,597,313	80,620,905	31,032,781

Net realized and unrealized capital gains (losses) on investments	—	2,839,788	121,705,274	132,501,153

Increase (decrease) in net assets from operations	$39,409,150	$22,236,637	$145,002,233	$146,484,732

See accompanying notes.

6

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Operations

Year Ended December 31, 2006

	Growth Subaccount	Equity Income Subaccount	International Subaccount	High Yield Bond Subaccount
Net investment income (loss)
Income:
Dividends	$1,267,441	$11,952,508	$7,726,465	$14,162,789
Expenses:
Administrative, mortality and expense risk charge	968,040	1,354,993	2,067,036	583,095

Net investment income (loss)	299,401	10,597,515	5,659,429	13,579,694
Net realized and unrealized capital gains (losses) on investments
Net realized capital gains (losses) on investments:
Realized gain distributions	—	19,699,504	6,321,653	—
Proceeds from sales	56,606,485	26,810,926	41,586,514	25,460,746
Cost of investments sold	130,839,925	22,277,970	29,042,014	26,156,002

Net realized capital gains (losses) on investments	(74,233,440)	24,232,460	18,866,153	(695,256)
Net change in unrealized appreciation/depreciation of investments:
Beginning of period	(277,449,345)	10,437,457	98,370,814	5,020,430
End of period	(199,696,304)	60,605,458	231,463,733	7,090,632

Net change in unrealized appreciation/depreciation of investments	77,753,041	50,168,001	133,092,919	2,070,202

Net realized and unrealized capital gains (losses) on investments	3,519,601	74,400,461	151,959,072	1,374,946

Increase (decrease) in net assets from operations	$3,819,002	$84,997,976	$157,618,501	$14,954,640

See accompanying notes.

7

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Operations

Year Ended December 31, 2006

	Small Company Growth Subaccount	Mid-Cap Index Subaccount	Short-Term Investment Grade Subaccount	Diversified Value Subaccount
Net investment income (loss)
Income:
Dividends	$2,035,795	$5,464,770	$12,035,658	$8,777,449
Expenses:
Administrative, mortality and expense risk charge	1,654,729	1,540,851	1,006,645	1,371,153

Net investment income (loss)	381,066	3,923,919	11,029,013	7,406,296
Net realized and unrealized capital gains (losses) on investments
Net realized capital gains (losses) on investments:
Realized gain distributions	62,702,475	21,039,363	—	5,750,742
Proceeds from sales	62,069,052	53,847,933	36,684,286	58,882,705
Cost of investments sold	77,971,553	39,604,281	36,211,889	42,861,790

Net realized capital gains (losses) on investments	46,799,974	35,283,015	472,397	21,771,657
Net change in unrealized appreciation/depreciation of investments:
Beginning of period	74,390,016	126,979,254	(206,582)	83,727,830
End of period	75,625,755	150,858,886	3,526,391	133,466,101

Net change in unrealized appreciation/depreciation of investments	1,235,739	23,879,632	3,732,973	49,738,271

Net realized and unrealized capital gains (losses) on investments	48,035,713	59,162,647	4,205,370	71,509,928

Increase (decrease) in net assets from operations	$48,416,779	$63,086,566	$15,234,383	$78,916,224

See accompanying notes.

8

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Operations

Year Ended December 31, 2006

	REIT Index Subaccount	Total Stock Market Index Portfolio Subaccount	Capital Growth Portfolio Subaccount
Net investment income (loss)
Income:
Dividends	$7,496,743	$2,935,094	$1,105,694
Expenses:
Administrative, mortality and expense risk charge	1,109,481	972,300	535,423

Net investment income (loss)	6,387,262	1,962,794	570,271
Net realized and unrealized capital gains (losses) on investments
Net realized capital gains (losses) on investments:
Realized gain distributions	23,739,687	23,177,121	6,714,579
Proceeds from sales	19,934,292	18,228,836	8,764,754
Cost of investments sold	11,932,943	12,916,529	5,896,220

Net realized capital gains (losses) on investments	31,741,036	28,489,428	9,583,113
Net change in unrealized appreciation/depreciation of investments:
Beginning of period	80,039,643	44,122,214	25,776,306
End of period	150,358,363	60,860,625	34,002,339

Net change in unrealized appreciation/depreciation of investments	70,318,720	16,738,411	8,226,033

Net realized and unrealized capital gains (losses) on investments	102,059,756	45,227,839	17,809,146

Increase (decrease) in net assets from operations	$108,447,018	$47,190,633	$18,379,417

See accompanying notes.

9

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Operations

Year Ended December 31, 2006

	Money Market Subaccount		Total Bond Market Index Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$39,409,150	$18,948,038	$19,396,849	$17,369,128
Net realized capital gains (losses) on investments	—	—	1,242,475	4,940,222
Net change in unrealized appreciation/ depreciation of investments	—	—	1,597,313	(12,182,241)

Increase (decrease) in net assets from operations	39,409,150	18,948,038	22,236,637	10,127,109
Contract transactions
Net contract purchase payments	280,778,695	171,289,524	34,506,694	40,529,925
Transfer payments from (to) other subaccounts or general account	60,954,525	(30,359,332)	70,832,296	19,609,595
Contract terminations, withdrawals, and other deductions	(103,179,576)	(91,976,976)	(27,176,092)	(22,016,794)
Contract maintenance charges	(250,473)	(228,334)	(168,456)	(167,509)

Increase (decrease) in net assets from contract transactions	238,303,171	48,724,882	77,994,442	37,955,217

Net increase (decrease) in net assets	277,712,321	67,672,920	100,231,079	48,082,326
Net assets:
Beginning of the period	704,630,878	636,957,958	518,545,807	470,463,481

End of the period	$982,343,199	$704,630,878	$618,776,886	$518,545,807

See accompanying notes.

10

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Changes in Net Assets

Year Ended December 31, 2006 and 2005

	Balanced Subaccount		Equity Index Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$23,296,959	$20,365,578	$13,983,579	$15,645,871
Net realized capital gains (losses) on investments	41,084,369	18,439,373	101,468,372	74,686,258
Net change in unrealized appreciation/ depreciation of investments	80,620,905	20,321,617	31,032,781	(45,636,772)

Increase (decrease) in net assets from operations	145,002,233	59,126,568	146,484,732	44,695,357
Contract transactions
Net contract purchase payments	56,542,839	66,040,632	26,364,863	29,073,347
Transfer payments from (to) other subaccounts or general account	11,563,282	42,323,772	(92,206,190)	(97,344,887)
Contract terminations, withdrawals, and other deductions	(47,414,512)	(36,187,632)	(49,066,426)	(37,927,146)
Contract maintenance charges	(314,190)	(306,501)	(337,168)	(389,343)

Increase (decrease) in net assets from contract transactions	20,377,419	71,870,271	(115,244,921)	(106,588,029)

Net increase (decrease) in net assets	165,379,652	130,996,839	31,239,811	(61,892,672)
Net assets:
Beginning of the period	986,025,541	855,028,702	1,027,929,554	1,089,822,226

End of the period	$1,151,405,193	$986,025,541	$1,059,169,365	$1,027,929,554

See accompanying notes.

11

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Changes in Net Assets

Year Ended December 31, 2006 and 2005

	Growth Subaccount		Equity Income Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$299,401	$459,863	$10,597,515	$8,758,235
Net realized capital gains (losses) on investments	(74,233,440)	(47,310,972)	24,232,460	25,972,912
Net change in unrealized appreciation/depreciation of investments	77,753,041	79,627,428	50,168,001	(18,549,594)

Increase (decrease) in net assets from operations	3,819,002	32,776,319	84,997,976	16,181,553
Contract transactions
Net contract purchase payments	14,997,331	9,530,239	16,787,371	17,301,988
Transfer payments from (to) other subaccounts or general account	(39,642,721)	(14,326,205)	10,687,464	6,134,321
Contract terminations, withdrawals, and other deductions	(16,903,964)	(13,785,983)	(18,041,467)	(14,701,737)
Contract maintenance charges	(127,437)	(143,530)	(156,823)	(160,121)

Increase (decrease) in net assets from contract transactions	(41,676,791)	(18,725,479)	9,276,545	8,574,451

Net increase (decrease) in net assets	(37,857,789)	14,050,840	94,274,521	24,756,004
Net assets:
Beginning of the period	342,462,390	328,411,550	423,497,196	398,741,192

End of the period	$304,604,601	$342,462,390	$517,771,717	$423,497,196

See accompanying notes.

12

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Changes in Net Assets

Year Ended December 31, 2006 and 2005

	International Subaccount		High Yield Bond Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$5,659,429	$5,040,572	$13,579,694	$14,515,580
Net realized capital gains (losses) on investments	18,866,153	1,870,875	(695,256)	(1,009,651)
Net change in unrealized appreciation/ depreciation of investments	133,092,919	66,303,032	2,070,202	(8,988,031)

Increase (decrease) in net assets from operations	157,618,501	73,214,479	14,954,640	4,517,898
Contract transactions
Net contract purchase payments	41,470,649	29,119,462	8,482,706	10,643,038
Transfer payments from (to) other subaccounts or general account	74,786,527	56,232,479	(11,379,282)	(19,868,624)
Contract terminations, withdrawals, and other deductions	(25,462,858)	(13,456,907)	(6,514,118)	(7,952,911)
Contract maintenance charges	(219,098)	(160,003)	(64,094)	(71,245)

Increase (decrease) in net assets from contract transactions	90,575,220	71,735,031	(9,474,788)	(17,249,742)

Net increase (decrease) in net assets	248,193,721	144,949,510	5,479,852	(12,731,844)
Net assets:
Beginning of the period	560,026,040	415,076,530	195,345,616	208,077,460

End of the period	$808,219,761	$560,026,040	$200,825,468	$195,345,616

See accompanying notes.

13

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Changes in Net Assets

Year Ended December 31, 2006 and 2005

	Small Company Growth Subaccount		Mid-Cap Index Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$381,066	$(1,535,979)	$3,923,919	$2,861,460
Net realized capital gains (losses) on investments	46,799,974	26,079,205	35,283,015	1,981,230
Net change in unrealized appreciation/ depreciation of investments	1,235,739	3,277,061	23,879,632	50,925,824

Increase (decrease) in net assets from operations	48,416,779	27,820,287	63,086,566	55,768,514
Contract transactions
Net contract purchase payments	21,137,399	18,799,723	23,204,329	20,720,477
Transfer payments from (to) other subaccounts or general account	(33,533,999)	(57,656,625)	(34,834,906)	34,956,150
Contract terminations, withdrawals, and other deductions	(22,913,981)	(18,659,895)	(19,294,160)	(14,579,024)
Contract maintenance charges	(202,695)	(208,705)	(191,923)	(173,247)

Increase (decrease) in net assets from contract transactions	(35,513,276)	(57,725,502)	(31,116,660)	40,924,356

Net increase (decrease) in net assets	12,903,503	(29,905,215)	31,969,906	96,692,870
Net assets:
Beginning of the period	525,005,356	554,910,571	487,966,649	391,273,779

End of the period	$537,908,859	$525,005,356	$519,936,555	$487,966,649

See accompanying notes.

14

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Changes in Net Assets

Year Ended December 31, 2006 and 2005

	Short-Term Investment Grade Subaccount		Diversified Value Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$11,029,013	$9,332,282	$7,406,296	$4,309,957
Net realized capital gains (losses) on investments	472,397	313,171	21,771,657	4,529,746
Net change in unrealized appreciation/ depreciation of investments	3,732,973	(3,372,022)	49,738,271	20,737,306

Increase (decrease) in net assets from operations	15,234,383	6,273,431	78,916,224	29,577,009
Contract transactions
Net contract purchase payments	28,691,742	25,645,148	20,298,140	28,400,684
Transfer payments from (to) other subaccounts or general account	(15,142,263)	(2,516,887)	(40,750,780)	74,553,101
Contract terminations, withdrawals, and other deductions	(14,799,380)	(22,002,940)	(18,517,149)	(15,932,007)
Contract maintenance charges	(101,540)	(105,803)	(165,999)	(167,834)

Increase (decrease) in net assets from contract transactions	(1,351,441)	1,019,518	(39,135,788)	86,853,944

Net increase (decrease) in net assets	13,882,942	7,292,949	39,780,436	116,430,953
Net assets:
Beginning of the period	326,975,776	319,682,827	461,722,746	345,291,793

End of the period	$340,858,718	$326,975,776	$501,503,182	$461,722,746

See accompanying notes.

15

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Changes in Net Assets

Year Ended December 31, 2006 and 2005

	REIT Index Subaccount		Total Stock Market Index Portfolio Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$6,387,262	$7,291,033	$1,962,794	$1,880,920
Net realized capital gains (losses) on investments	31,741,036	30,140,800	28,489,428	7,666,598
Net change in unrealized appreciation/ depreciation of investments	70,318,720	(6,851,352)	16,738,411	6,229,086

Increase (decrease) in net assets from operations	108,447,018	30,580,481	47,190,633	15,776,604
Contract transactions
Net contract purchase payments	20,957,348	20,070,284	36,086,649	34,926,296
Transfer payments from (to) other subaccounts or general account	6,644,170	(22,144,821)	11,207,474	11,711,424
Contract terminations, withdrawals, and other deductions	(12,572,321)	(10,318,495)	(11,927,779)	(8,063,514)
Contract maintenance charges	(126,947)	(110,736)	(105,915)	(94,010)

Increase (decrease) in net assets from contract transactions	14,902,250	(12,503,768)	35,260,429	38,480,196

Net increase (decrease) in net assets	123,349,268	18,076,713	82,451,062	54,256,800
Net assets:
Beginning of the period	310,562,630	292,485,917	287,115,167	232,858,367

End of the period	$433,911,898	$310,562,630	$369,566,229	$287,115,167

See accompanying notes.

16

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Statements of Changes in Net Assets

Year Ended December 31, 2006 and 2005

	Capital Growth Portfolio Subaccount
	2006	2005
Operations
Net investment income (loss)	$570,271	$454,471
Net realized capital gains (losses) on investments	9,583,113	6,055,593
Net change in unrealized appreciation/ depreciation of investments	8,226,033	3,909,083

Increase (decrease) in net assets from operations	18,379,417	10,419,147
Contract transactions
Net contract purchase payments	15,434,407	11,175,130
Transfer payments from (to) other subaccounts or general account	21,166,719	(1,047,499)
Contract terminations, withdrawals, and other deductions	(5,443,663)	(4,520,111)
Contract maintenance charges	(61,703)	(51,749)

Increase (decrease) in net assets from contract transactions	31,095,760	5,555,771

Net increase (decrease) in net assets	49,475,177	15,974,918
Net assets:
Beginning of the period	151,209,152	135,234,234

End of the period	$200,684,329	$151,209,152

See accompanying notes.

17

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Notes to Financial Statements

December 31, 2006

1. Organization and Summary of Significant Accounting Policies

Organization

Peoples Benefit Life Insurance Company Separate Account IV (the Mutual Fund Account) is a segregated investment account of Peoples Benefit Life Insurance Company (PBL), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Mutual Fund Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Mutual Fund Account consists of fifteen investment subaccounts. Activity in these fifteen investment subaccounts (each a Series Fund and collectively the Series Funds) is available to contract owners of the Vanguard Variable Annuity Plan.

Subaccount Investment by Fund:

Vanguard Variable Insurance Fund:

Money Market Portfolio	Small Company Growth Portfolio
Total Bond Market Index Portfolio	Mid-Cap Index Portfolio
Balanced Portfolio	Short-Term Investment Grade Portfolio
Equity Index Portfolio	Diversified Value Portfolio
Growth Portfolio	REIT Index Portfolio
Equity Income Portfolio	Total Stock Market Index Portfolio
International Portfolio	Capital Growth Portfolio
High Yield Bond Portfolio

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
Total Stock Market Index Portfolio	May 1, 2003
Capital Growth Portfolio	May 1, 2003

18

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Notes to Financial Statements

December 31, 2006

1. Organization and Summary of Significant Accounting Policies (continued)

Investments

Net purchase payments received by the Mutual Fund Account for the Vanguard Variable Annuity Plan are invested in the portfolios of the Series Funds, as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2006.

Realized capital gains and losses from sales of shares in the Series Funds are determined on a first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from the investments in the Series Funds are included in the Statements of Operations.

Dividend Income

Dividends received from the Series Fund investments are reinvested to purchase additional mutual fund shares.

19

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Notes to Financial Statements

December 31, 2006

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2006 were as follows:

	Purchases	Sales
Vanguard Variable Insurance Fund:
Money Market Portfolio	$341,167,102	$63,456,084
Total Bond Market Index Portfolio	114,100,803	16,709,513
Balanced Portfolio	108,938,854	32,596,815
Equity Index Portfolio	91,065,390	126,313,746
Growth Portfolio	15,229,101	56,606,485
Equity Income Portfolio	66,384,491	26,810,926
International Portfolio	144,142,794	41,586,514
High Yield Bond Portfolio	29,565,650	25,460,746
Small Company Growth Portfolio	89,639,316	62,069,052
Mid-Cap Index Portfolio	47,694,558	53,847,933
Short-Term Investment Grade Portfolio	46,361,851	36,684,286
Diversified Value Portfolio	32,903,950	58,882,705
REIT Index Portfolio	64,963,492	19,934,292
Total Stock Market Index Portfolio	78,629,192	18,228,836
Capital Growth Portfolio	47,145,365	8,764,754

20

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Notes to Financial Statements

December 31, 2006

3. Accumulation Units Outstanding

A summary of changes in accumulation units outstanding follows:

	Money Market Subaccount	Total Bond Market Index Subaccount	Balanced Subaccount	Equity Index Subaccount	Growth Subaccount
Units outstanding at January 1, 2005	387,051,782	19,493,290	21,725,512	27,570,980	17,186,618
Units purchased	102,656,334	1,652,390	1,642,494	720,616	491,991
Units redeemed and transferred	(73,511,489)	(100,812)	154,990	(3,401,778)	(1,555,870)

Units outstanding at December 31, 2005	416,196,627	21,044,868	23,522,996	24,889,818	16,122,739
Units purchased	162,197,623	1,366,072	1,260,863	595,869	721,342
Units redeemed and transferred	(24,391,229)	1,737,194	(818,534)	(3,254,516)	(2,730,815)

Units outstanding at December 31, 2006	554,003,021	24,148,134	23,965,324	22,231,171	14,113,266

	Equity Income Subaccount	International Subaccount	High Yield Bond Subaccount	Small Company Growth Subaccount	Mid-Cap Index Subaccount
Units outstanding at January 1, 2005	12,115,592	20,581,369	12,600,575	19,702,466	19,778,514
Units purchased	522,079	1,378,227	641,647	676,593	994,114
Units redeemed and transferred	(244,038)	1,987,426	(1,694,835)	(2,783,801)	934,203

Units outstanding at December 31, 2005	12,393,633	23,947,022	11,547,387	17,595,258	21,706,831
Units purchased	445,671	1,563,756	488,126	661,001	975,789
Units redeemed and transferred	(247,373)	1,837,435	(1,038,066)	(1,849,757)	(2,288,908)

Units outstanding at December 31, 2005	12,591,931	27,348,213	10,997,447	16,406,502	20,393,712

21

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Notes to Financial Statements

December 31, 2006

3. Accumulation Units Outstanding (continued)

	Short-Term Investment Grade Subaccount	Diversified Value Subaccount	REIT Index Subaccount	Total Stock Market Index Portfolio Subaccount	Capital Growth Portfolio Subaccount
Units outstanding at January 1, 2005	24,368,075	23,564,482	11,782,196	16,523,222	9,051,828
Units purchased	1,932,259	1,872,423	786,885	2,466,292	748,543
Units redeemed and transferred	(1,850,887)	3,931,636	(1,349,044)	265,154	(372,974)

Units outstanding at December 31, 2005	24,449,447	29,368,541	11,220,037	19,254,668	9,427,397
Units purchased	2,101,808	1,201,356	646,258	2,288,004	906,086
Units redeemed and transferred	(2,185,466)	(3,655,761)	(213,167)	(24,520)	909,054

Units outstanding at December 31, 2006	24,365,789	26,914,136	11,653,128	21,518,152	11,242,537

22

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Notes to Financial Statements

December 31, 2006

4. Financial Highlights

The Mutual Fund Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. The charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

Subaccount	Year Ended	Units	Unit Fair Value	Net Assets	Investment Income Ratio*	Expense Ratio**	Total Return***
Money Market
	12/31/2006	554,003,021	$1.77	$982,343,199	4.97%	0.30%	4.73%
	12/31/2005	416,196,627	1.69	704,630,878	3.15	0.30	2.88
	12/31/2004	387,051,782	1.65	636,957,958	1.26	0.30	0.97
	12/31/2003	418,859,241	1.63	682,686,112	1.01	0.30	0.71
	12/31/2002	548,718,212	1.62	888,061,467	1.70	0.30	1.38
Total Bond Market Index
	12/31/2006	24,148,134	25.62	618,776,886	3.82	0.30	3.99
	12/31/2005	21,044,868	24.64	518,545,807	3.80	0.30	2.09
	12/31/2004	19,493,290	24.13	470,463,481	5.22	0.30	3.89
	12/31/2003	20,899,459	23.23	485,513,039	5.08	0.30	3.71
	12/31/2002	26,333,128	22.40	589,861,985	3.71	0.30	7.93
Balanced
	12/31/2006	23,965,324	48.04	1,151,405,193	2.51	0.30	14.62
	12/31/2005	23,522,996	41.92	986,025,541	2.53	0.30	6.51
	12/31/2004	21,725,512	39.36	855,028,702	2.43	0.30	10.95
	12/31/2003	20,537,171	35.47	728,469,873	2.93	0.30	20.09
	12/31/2002	19,375,463	29.54	572,299,431	3.77	0.30	(7.06)
Equity Index
	12/31/2006	22,231,171	47.64	1,059,169,365	1.67	0.30	15.36
	12/31/2005	24,889,818	41.30	1,027,929,554	1.81	0.30	4.48
	12/31/2004	27,570,980	39.53	1,089,822,226	1.30	0.30	10.47
	12/31/2003	28,895,993	35.78	1,033,937,424	1.44	0.30	28.08
	12/31/2002	28,177,943	27.94	787,171,611	1.72	0.30	(22.37)

23

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Notes to Financial Statements

December 31, 2006

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value	Net Assets	Investment Income Ratio*	Expense Ratio**	Total Return***
Growth
	12/31/2006	14,113,266	$21.58	$304,604,601	0.39%	0.30%	1.61%
	12/31/2005	16,122,739	21.24	342,462,390	0.45	0.30	11.16
	12/31/2004	17,186,617	19.11	328,411,550	0.46	0.30	6.93
	12/31/2003	19,386,882	17.87	346,450,470	0.38	0.30	25.75
	12/31/2002	19,945,003	14.21	283,434,410	0.48	0.30	(36.12)
Equity Income
	12/31/2006	12,591,931	41.12	517,771,717	2.64	0.30	20.34
	12/31/2005	12,393,633	34.17	423,497,196	2.41	0.30	3.83
	12/31/2004	12,115,592	32.91	398,741,192	2.25	0.30	12.98
	12/31/2003	11,734,593	29.13	341,844,195	2.53	0.30	24.07
	12/31/2002	11,624,483	23.48	272,948,822	2.94	0.30	(14.07)
International
	12/31/2006	27,348,213	29.55	808,219,761	1.12	0.30	26.37
	12/31/2005	23,947,022	23.39	560,026,040	1.38	0.30	15.96
	12/31/2004	20,581,369	20.17	415,076,530	1.14	0.30	19.06
	12/31/2003	16,374,316	16.94	277,362,921	1.31	0.30	34.47
	12/31/2002	14,605,025	12.60	183,971,262	2.48	0.30	(17.52)
High Yield Bond
	12/31/2006	10,997,447	18.26	200,825,468	7.26	0.30	7.95
	12/31/2005	11,547,387	16.92	195,345,616	7.63	0.30	2.44
	12/31/2004	12,600,575	16.51	208,077,460	7.32	0.30	8.20
	12/31/2003	14,778,496	15.26	225,549,551	6.22	0.30	16.52
	12/31/2002	12,487,825	13.10	163,568,804	5.88	0.30	1.20
Small Company Growth
	12/31/2006	16,406,502	32.79	537,908,859	0.37	0.30	9.88
	12/31/2006	17,595,258	29.84	525,005,356	0.00	0.30	5.94
	12/31/2004	19,702,466	28.16	554,910,571	0.09	0.30	14.95
	12/31/2003	20,365,409	24.50	498,976,907	0.02	0.30	40.65
	12/31/2002	18,658,500	17.42	325,034,860	0.85	0.30	(24.30)
Mid-Cap Index
	12/31/2006	20,393,712	25.49	519,936,555	1.06	0.30	13.41
	12/31/2005	21,706,831	22.48	487,966,649	0.97	0.30	13.63
	12/31/2004	19,778,514	19.78	391,273,779	0.83	0.30	19.95
	12/31/2003	18,660,023	16.49	307,740,407	0.83	0.30	33.66
	12/31/2002	17,736,638	12.34	218,854,414	0.85	0.30	(14.96)

24

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Notes to Financial Statements

December 31, 2006

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value	Net Assets	Investment Income Ratio*	Expense Ratio**	Total Return***
Short-Term Investment Grade
	12/31/2006		24,365,789	$13.99	$340,858,718	3.58%	0.30%	4.60%
	12/31/2005		24,449,447	13.37	326,975,776	3.17	0.30	1.94
	12/31/2004		24,368,075	13.12	319,682,827	3.09	0.30	1.76
	12/31/2003		22,495,124	12.89	290,009,837	3.01	0.30	3.24
	12/31/2002		19,080,984	12.49	238,276,188	2.51	0.30	5.91
Diversified Value
	12/31/2006		26,914,136	18.63	501,503,182	1.91	0.30	18.52
	12/31/2005		29,368,541	15.72	461,722,746	1.33	0.30	7.29
	12/31/2004		23,564,482	14.65	345,291,793	1.60	0.30	20.10
	12/31/2003		16,476,000	12.20	201,018,467	2.27	0.30	30.73
	12/31/2002		14,095,344	9.33	131,548,911	2.00	0.30	(14.52)
REIT Index
	12/31/2006		11,653,128	37.24	433,911,898	2.02	0.30	34.53
	12/31/2005		11,220,037	27.68	310,562,630	2.79	0.30	11.50
	12/31/2004		11,782,196	24.82	292,485,917	2.77	0.30	30.12
	12/31/2003		11,625,894	19.08	221,800,134	3.53	0.30	35.08
	12/31/2002		10,158,711	14.12	143,480,893	3.08	0.30	3.16
Total Stock Market Index Portfolio
	12/31/2006		21,518,152	17.17	369,566,229	0.90	0.30	15.18
	12/31/2005		19,254,668	14.91	287,115,167	1.03	0.30	5.81
	12/31/2004		16,523,223	14.09	232,858,367	0.34	0.30	40.93
	12/31/2003	(1)	10,333,537	12.56	129,784,002	0.00	0.30	25.59
Capital Growth Portfolio
	12/31/2006		11,242,537	17.85	200,684,329	0.62	0.30	11.29
	12/31/2005		9,427,397	16.04	151,209,152	0.62	0.30	7.36
	12/31/2004		9,051,828	14.94	135,234,234	0.13	0.30	49.40
	12/31/2003	(1)	4,000,045	12.74	50,958,508	0.00	0.30	27.39

25

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Notes to Financial Statements

December 31, 2006

4. Financial Highlights (continued)

*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying Series Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying Series Fund in which the subaccounts invest. These ratios are annualized for periods less than one year.

**	These ratios represent the annualized contract expenses of the Mutual Fund Account, consisting primarily of mortality and expense charges. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Series Fund are excluded.

***	These amounts represent the total return for the period indicated, including changes in the value of the underlying Series Fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

26

Peoples Benefit Life Insurance Company

Separate Account IV - Vanguard Variable Annuity Plan

Notes to Financial Statements

December 31, 2006

5. Administrative, Mortality, and Expense Risk Charge

An annual charge is deducted from the unit values of the subaccounts of the Mutual Fund Account for PBL’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the Mutual Fund Account. An annual charge of .20% is assessed.

An administrative charge of .10% annually is deducted from the unit values of the subaccounts of the Mutual Fund Account. This charge is assessed daily along with an annual maintenance fee of $25 per contract which is charged for contracts valued at less than $25,000 at the time of initial purchase and on the last business day of each year. The maintenance fee is deducted proportionately from the contract’s accumulated value. These deductions represent reimbursement to Vanguard for the costs expected to be incurred for issuing and maintaining each contract and the Mutual Fund Account.

6. Income Taxes

Operations of the Mutual Fund Account form a part of PBL, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Mutual Fund Account are accounted for separately from other operations of PBL for purposes of federal income taxation. The Mutual Fund Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from PBL. Under existing federal income tax laws, the income of the Mutual Fund Account is not taxable to PBL, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Mutual Fund Account, since the increase in the value of the underlying investment in the Series Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Mutual Fund Account. Consequently, a dividend distribution by the underlying Series Funds does not change either the accumulation unit price or equity values within the Mutual Fund Account.

27

OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS

All required financial statements are included in Part B of this Registration Statement.

(B) EXHIBITS

(1)	Resolution of the Board of Directors of National Home Life Assurance Company (“National Home”) authorizing establishment of the Separate Account.[8]
(2)	Not Applicable.
(3)	Not Applicable.
(4)	(a) Form of variable annuity contract, Form No. VVAP U 1101[4]
(b) Optional Riders[4]
(5)	Form of application[8]
(6)	(a) Restated Articles of Incorporation and Articles of Redomestication of Monumental Life Insurance Company[1]
(b) Amended and Restated Bylaws of Monumental Life Insurance Company[1]
(7)	Not applicable.
(8)	(a) Participation Agreement for the Vanguard Variable Insurance Fund[8]
(b) First Amendment to Participation, Market Consulting and Administration Agreement[2]
(c) Administration Service Agent[3]
(8)	(c) Participation Agreement (Vanguard). Note 6
(8)	(d) First Amendment to Participation Agreement. Note 7
(8)	(e) Second Amendment to Participation Agreement. Note 7
(8)	(f) Third Amendment to Participation Agreement. Note 7
(9)	(a) Opinion and Consent of Counsel[8]
(b) Consent of Counsel[8]
(10)	(a) Consent of Independent Registered Public Accounting Firm[8]
(10)	(b) Opinion and Consent of Actuary[5]
(11)	No financial statements are omitted from item 23.
(12)	Not applicable.
(13)	Performance computation[2]
(14)	Powers of Attorney. (Ralph L. Arnold, Darryl D. Button, Marilyn Carp, Brenda K. Clancy, Henry G. Hagen, Robert J. Kontz, Larry N. Norman, Arthur C. Schneider, Craig D. Vermie, Eric J. Martin, and James A. Beardsworth) Note 8

[1]	Incorporated by reference from the Post-Effective Amendment 1 to N-4 Registration Statement (File No. 333-138040) filed on April 27, 2007.

[2]	Incorporated by reference from Post-Effective Amendment No. 6 to Registration Statement of Providian Life & Health Insurance Company Separate Account IV, File No. 33-36073.

[3]	Incorporated by reference from Post-Effective Amendment No. 11 to Registration Statement of Providian Life & Health Insurance Company Separate Account IV, File No. 33-36073, filed April 30, 1998.

[4]	Incorporated by reference from Post-Effective Amendment No. 16 to the Registration Statement of Peoples Benefit Life Insurance Company filed June 26, 2002, File No. 33-36073.

[5]	Filed with Post-Effective Amendment No. 21 on April 27, 2006.

[6]	Incorporated by reference from Initial Registration Statement on Form N-4 (File No. 333-65151) filed on October 1, 1998.

[7]	Filed with Post-Effective Amendment No. 22 on April 30, 2007.

[8]	Filed herewith.

Item 25. Directors and Officers of Depositor

Positions and Offices with Depositor	Name and Principal Business
Address
Director, Chief Operations Officer, and Senior Vice President(2)	Ralph L. Arnold
Director, Senior Vice President and Chief Financial Officer(1)	Darryl D. Button
Director, Executive Vice President - Director of Marketing Services Group(3)	Marilyn Carp
Director, Chief Operating Officer and Executive Vice President(1)	Brenda Clancy
Director, Chairman of the Board, President, and Chief Executive Officer(2)	Henry G. Hagan
Director and Vice President(1)	Robert J. Kontz
Director and Executive Vice President - Financial Markets Group(1)	Larry N. Norman
Director, Senior Vice President, and Chief Tax Officer(1)	Arthur C. Schneider
Director, Senior Vice President, General Counsel, and Assistant Secretary(1)	Craig D. Vermie
Treasurer and Senior Vice President(1)	James A. Beardsworth
Vice President and Corporate Controller(1)	Eric J. Martin

(1)	4333 Edgewood Road N.E.

Cedar Rapids, IA 52499

(2)	Two East Chase St.

Baltimore, MD 21202

(3)	520 Park Avenue

Baltimore, MD 21201

Item 26. Persons Controlled by or under Common Control With the Depositor or Registrant.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Academy Alliance Holdings Inc.	Canada	100% Creditor Resources, Inc.	Holding company

Academy Alliance Insurance Inc.	Canada	100% Creditor Resources, Inc.	Insurance

Academy Insurance Group, Inc.	Delaware	100% Commonwealth General Corporation	Holding company

ADB Corporation, L.L.C.	Delaware	100% AUSA Holding Company	Special purpose limited Liability company

AEGON Alliances, Inc.	Virginia	100% Benefit Plans, Inc.	Insurance company marketing support

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Co.	Registered investment advisor

AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Canada Inc. (“ACI”)	Canada	100% TIHI	Holding company

AEGON Capital Management, Inc.	Canada	100% AEGON Canada Inc.	Portfolio management company/investment adviser

AEGON Dealer Services Canada, Inc.	Canada	100% 1490991 Ontario Limited	Mutual fund dealership

AEGON Derivatives N.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Direct Marketing Services, Inc.	Maryland	100% Monumental Life Insurance Company	Marketing company

AEGON DMS Holding B.V.	Netherlands	100% AEGON International N.V.	Holding company

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Co.	Marketing

AEGON Fund Management, Inc.	Canada	100% AEGON Canada Inc.	Mutual fund manager

AEGON Funding Corp.	Delaware	100% AEGON USA, Inc.	Issue debt securities-net proceeds used to make loans to affiliates

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies

AEGON International N.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Ireland Services Limited	Ireland	100% AEGON Ireland Holding B.V.	Provides the services of staff and vendors to AEGON Financial Assurance Ireland, Limited and AEGON Global Institutional Markets plc

AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company

AEGON N.V.	Netherlands	22.72% of Vereniging AEGON Netherlands Membership Association	Holding company

AEGON Nederland N.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Nevak Holding B.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies

AEGON U.S. Corporation	Iowa	AEGON U.S. Holding Corporation owns 12,962 shares; AEGON USA, Inc. owns 3,238 shares	Holding company

AEGON U.S. Holding Corporation	Delaware	1056 shares of Common Stock owned by Transamerica Corp.; 225 shares of Series A Voting Preferred Stock owned by Transemorica Coporation	Holding company

AEGON USA Investment Management, Inc.	Iowa	100% AUSA Holding Co.	Investment advisor

AEGON USA Investment Management, LLC	Iowa	100% AEGON USA, Inc.	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

AEGON USA Realty Advisors, Inc.	Iowa	100% AUSA Holding Co,	Administrative and investment services

AEGON USA Travel and Conference Services LLC	Iowa	100% Money Services, Inc.	Travel and conference services

As of 1/1/2007	C-3

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON USA, Inc.	Iowa	10 shares Series A Preferred Stock owned by AEGON U.S Holding Corporation; 150,000 shares of Class B Non-Voting Stock owned by AEGON U.S. Corporation; 120 shares Voting Common Stock owned by AEGON U.S Corporation	Holding company

AEGON/Transamerica Series Trust	Delaware	100% AEGON/Transamerica Fund Advisors, Inc.	Mutual fund

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Broker-Dealer

ALH Properties Eight LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Fifteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Five LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	100% FGH USA LLC	Real estate

American Bond Services LLC	Iowa	100% Transamerica Life Insurance Company (sole member)	Limited liability company

Ammest Realty Corporation	Texas	100% Monumental Life Insurance Company	Special-purpose subsidiary

Ampac Insurance Agency, Inc. (EIN 23-1720755)	Pennsylvania	100% Commonwealth General Corporation	Provider of management support services

Ampac, Inc.	Texas	100% Academy Insurance Group, Inc.	Managing general agent

Apple Partners of Iowa LLC	Iowa	Members: 58.13% Monumental Life Insurance Company; 41.87% Peoples Benefit Life Insurance Company	Hold title on Trustee’s Deeds on secured property

ARC Reinsurance Corporation	Hawaii	100% Transamerica Corp,	Property & Casualty Insurance

ARV Pacific Villas, A California Limited Partnership	California	General Partners - Transamerica Affordable Housing, Inc. (0.5%); Non-Affiliate of AEGON, Jamboree Housing Corp. (0.5%). Limited Partner: TOLIC (99%)	Property

AUSA Holding Company	Maryland	100% AEGON USA, Inc.	Holding company

AUSA Merger Sub, Inc.	Delaware	100% AUSA Holding Company	Special purpose

AUSACAN LP	Canada	General Partner - AUSA Holding Co. (1%); Limited Partner - First AUSA Life Insurance Company (99%)	Inter-company lending and general business

Bankers Financial Life Ins. Co.	Arizona	100% Voting Common Stock - First AUSA Life Insurance Co. Class B Common stock is allocated 75% of total cumulative vote. Class A Common stock is allocated 25% of total cumulative vote.	Insurance

Bay Area Community Investments I, LLC	California	70% LIICA; 30% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments I, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Benefit Plans, Inc.	Delaware	100% Commonwealth General Corporation	Inactive

As of 1/1/2007	C-4

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
BF Equity LLC	New York	100% RCC North America LLC	Real estate

Buena Sombra Insurance Agency, Inc.	Maryland	91,790 shares of common stock owned by Commonwealth General Corporation; 8,210 shares of common stock owned by Peoples Benefit Life Insurance Company	Insurance agency

Canadian Premier Holdings Ltd.	Canada	100% AEGON DMS Holding B.V.	Holding company

Canadian Premier Life Insurance Company	Canada	100% Canadian Premier Holdings Ltd.	Insurance company

Capital General Development Corporation	Delaware	2.64 shares of common stock owned by AEGON USA, Inc.; 10 shares of common stock owned by Commonwealth General Corporation	Holding company

Capital Liberty, L.P.	Delaware	99.0% Monumental Life Insurance Company (Limited Partner); 1.0% Commonwealth General Corporation (General Partner)	Holding company

Commonwealth General Corporation (“CGC”)	Delaware	100% AEGON U.S. Corporation	Holding company

Consumer Membership Services Canada Inc.	Canada	100% Canadian Premier Holdings Ltd.	Marketing of credit card protection membership services in Canada

Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company

CRC Creditor Resources Canadian Dealer Network Inc.	Canada	100% Creditor Resources, Inc.	Insurance agency

Creditor Resources, Inc.	Michigan	100% AUSA Holding Co.	Credit insurance

CRI Canada Inc.	Canada	100% Creditor Resources, Inc.	Holding company

CRI Credit Group Services Inc.	Canada	100% Creditor Resources, Inc.	Holding company

CRI Systems, Inc.	Maryland	100% Creditor Resources, Inc.	Technology

Diversified Actuarial Services, Inc.	Massachusetts	100% Diversified Investment Advisors, Inc.	Employee benefit and actuarial consulting

Diversified Investment Advisors, Inc.	Delaware	100% AUSA Holding Co.	Registered investment advisor

Diversified Investors Securities Corp.	Delaware	100% Diversified Investment Advisors, Inc.	Broker-Dealer

Edgewood IP, LLC	Iowa	100% TOLIC	Limited liability company

FGH Eastern Region LLC	Delaware	100% FGH USA LLC	Real estate

FGH Realty Credit LLC	Delaware	100% FGH Eastern Region LLC	Real estate

FGH USA LLC	Delaware	100% RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP Burkewood, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Bush Terminal, Inc.	Delaware	100% FGH Realty Credit LLC	Real estate

FGP Colonial Plaza, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Franklin LLC.	Delaware	100% FGH USA LLC	Real estate

FGP Herald Center, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Heritage Square, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Islandia, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Merrick, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Rockbeach, Inc	Delaware	100% FGH USA LLC	Real estate

FGP West 32nd Street, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP West Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Street Two LLC	Delaware	100% FGH USA LLC	Real estate

Fifth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Ampac Insurance Agency, Inc. (EIN #27-1720755)	Special-purpose subsidiary

As of 1/1/2007	C-5

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Financial Resources Insurance Agency of Texas	Texas	100% owned by Dan Trivers, VP & Director of Operations of Transamerica Financial Advisors, Inc., to comply with Texas insurance law	Retail sale of securities products

First FGP LLC	Delaware	100% FGH USA LLC	Real estate

Flashdance, LLC	New York	100% Transamerica Occidental Life Insurance Company	Broadway production

Force Financial Group, Inc.	Delaware	100% Academy Insurance Group, Inc.	Special-purpose subsidiary

Fourth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Garnet Assurance Corporation	Kentucky	100% Life Investors Insurance Company of America	Investments

Garnet Assurance Corporation II	Iowa	100% Monumental Life Insurance Company	Business investments

Garnet Community Investments I, LLC	Delaware	100% Life Investors Insurance Company of America	Securities

Garnet Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Securities

Garnet Community Investments III, LLC	Delaware	100% Transamerica Occidental Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments V, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VIII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments IX, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments X, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet LIHTC Fund I, LLC	Delaware	Members: Garnet Community Investments I, LLC (0.01%); Goldenrod Asset Management, Inc.—a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund II, LLC	Delaware	Members: Garnet Community Investments II, LLC (0.01%); Metropolitan Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc.—a non-affiliate of AEGON (99.99%)	Investments

As of 1/1/2007	C-6

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (0.01%); Pydna Corporation, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investmetns VII, LLC (0.01%); Washington Mutual Bank, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (0.01%); Washington Mutual Bank, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund IX, LLC	Delaware	100% Garnet Community Investments IX, LLC	Investments

Garnet LIHTC Fund X, LLC	Delaware	100% Garnet Community Investments X, LLC	Investments

Garnet LIHTC Fund XI, LLC	Delaware	100% Garnet Community Investments XI, LLC	Investments

Garnet LIHTC Fund XII, LLC	Delaware	100% Garnet Community Investments XII, LLC	Investments

Gemini Investments, Inc.	Delaware	100% TLIC	Investment subsidiary

Global Preferred Re Limited	Bermuda	100% GPRE Acquisition Corp.	Reinsurance

Global Premier Reinsurance Company, Ltd.	British Virgin	100% Commonwealth General Corporation	Reinsurance company

GPRE Acquisition Corp.	Delaware	100% AEGON N.V.	Acquisition company

Great Companies, L.L.C.	Iowa	100% Money Services, Inc.	Markets & sells mutual funds & individually managed accounts

Hott Feet Development LLC	New York	100% Transamerica Occidental Life Insurance Company	Broadway production

In the Pocket LLC	New York	100% Transamerica Occidental Life Insurance Company	Broadway production

Innergy Lending, LLC	Delaware	50% World Financial Group, Inc.; 50% ComUnity Lending, Inc.(non-AEGON entity)	Lending

InterSecurities, Inc.	Delaware	100% AUSA Holding Co.	Broker-Dealer

InterSecurities Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

Investment Advisors International, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Investment advisor

Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Co.	Leases business equipment

Iowa Fidelity Life Insurance Co.	Arizona	Ordinary common stock is allowed 60% of total cumulative vote. Participating common stock is allowed 40% of total cumulative vote. First AUSA Life Insurance Co.	Insurance

JMH Operating Company, Inc.	Mississippi	100% People’s Benefit Life Insurance Company	Real estate holdings

Legacy General Insurance Company	Canada	100% Canadian Premier Holdings Ltd.	Insurance company

Life Investors Alliance, LLC	Delaware	100% LIICA	Purchase, own, and hold the equity interest of other entities

As of 1/1/2007	C-7

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Life Investors Insurance Company of America	Iowa	679,802 shares Common Stock owned by AEGON USA, Inc.; 504,033 shares Series A Preferred Stock owned by AEGON USA, Inc.	Insurance

LIICA Holdings, LLC	Delaware	Sole Member: Life Investors Insurance Company of America	To form and capitalize LIICA Re I, Inc.

LIICA Re I, Inc.	Vermont	100% LIICA Holdings, LLC	Captive insurance company

LIICA Re II, Inc.	Vermont	100% Life Investors Insurance Company of America	Captive insurance company

Massachusetts Fidelity Trust Co.	Iowa	100% AUSA Holding Co.	Trust company

Money Concepts (Canada) Limited	Canada	100% National Financial Corporation	Financial services, marketing and distribution

Money Services, Inc.	Delaware	100% AUSA Holding Co.	Provides financial counseling for employees and agents of affiliated companies

Monumental General Administrators, Inc.	Maryland	100% Monumental General Insurance Group, Inc.	Provides management srvcs. to unaffiliated third party administrator

Monumental General Insurance Group, Inc.	Maryland	100% AUSA Holding Co.	Holding company

Monumental Life Insurance Company	Maryland	73.23% Capital General Development Company; 26.77% First AUSA Life Insurance Company	Insurance Company

National Association Management and Consultant Services, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides actuarial consulting services

National Financial Corporation	Canada	100% AEGON Canada, Inc.	Holding company

National Financial Insurance Agency, Inc.	Canada	100% 1488207 Ontario Limited	Insurance agency

NEF Investment Company	Calfornia	100% TOLIC	Real estate development

New Markets Community Investment Fund, LLC	Iowa	50% AEGON Institutional Markets, Inc.; 50% AEGON USA Realty Advisors, Inc.	Community development entity

Pensaprima, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

Peoples Benefit Life Insurance Company	Iowa	76.3% Monumental Life Insurance Company; 20% Capital Liberty, L.P.; 3.7% CGC	Insurance Company

Peoples Benefit Services, Inc.	Pennsylvania	100% Veterans Life Insurance Company	Special-purpose subsidiary

Premier Solutions Group, Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance

Primus Guaranty, Ltd.	Bermuda	Partners are: Transamerica Life Insurance Company (13.1%) and non-affiliates of AEGON: XL Capital, Ltd. (34.7%); CalPERS/PCG Corporate Partners Fund, LLC (13.0%); Radian Group (11.1%). The remaining 28.1% of stock is publicly owned.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

Prisma Holdings, Inc. I	Delaware	100% AUSA Holding Co.	Holding company

Prisma Holdings, Inc. II	Delaware	100% AUSA Holding Co.	Holding company

Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corp.	Property & Casualty Insurance

Quantitative Data Solutions, LLC	Delaware	100% owned by TOLIC	Special purpose corporation

Quest Membership Services, Inc.	Delaware	100% Commonwealth General Corporation	Travel discount plan

RCC North America LLC	Delaware	100% AEGON USA, Inc.	Real estate

RCC Properties Limited Partnership	Iowa	AEGON USA Realty Advisors, Inc. is General Partner and 5% owner; all limited partners are RCC entities within the RCC group	Limited Partnership

As of 1/1/2007	C-8

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Real Estate Alternatives Portfolio 1 LLC	Delaware	Members: 38.356% Transamerica Life Insurance Co.; 34.247% TOLIC; 18.356% LIICA; 6.301% Monumental Life Insurance Co.; 2.74% Transamerica Financial Life Insurance Co.	Real estate alternatives investment

Real Estate Alternatives Portfolio 2 LLC	Delaware	Members: 59.5% Transamerica Life Insurance Co.; 30.75% TOLIC; 22.25%; Transamerica Financial Life Insurance Co.; 2.25% Stonebridge Life Insurance Co.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members: 30.4% Transamerica Life Insurance Co.; 23% TOLIC; 1% Stonebridge Life Insurance Co.; 11% LIICA; 14% PBLIC; 5% MLIC	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A, Inc.	Delaware	33.4% owned by Life Investors Insurance Company of America; 32% owned by Peoples Benefit Life Insurance Company; 10% owned by Transamerica Occidental Life Insurance Company; 9.4% owned by Monumental Life Insurance Company; 9.4% owned by Transamerica Financial Life Insurance Company; 1% owned by Stonebridge Life Insurance Company	Real estate alternatives investment

Real Estate Alternatives Portfolio 4HR, LLC	Delaware	34% owned by Transamerica Life Insurance Company; 30% owned by Transamerica Occidental Life Insurance Company; 22% owned by Monumental Life Insurance Company; 10% owned by Peoples Benefit Life Insurance Company; 4% owned by Transamerica Financial Life Insurance Company	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 4MR, LLC	Delaware	34% owned by Transamerica Life Insurance Company; 30% owned by Transamerica Occidental Life Insurance Company; 22% owned by Monumental Life Insurance Company; 10% owned by Peoples Benefit Life Insurance Company; 4% owned by Transamerica Financial Life Ins	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Realty Information Systems, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Information Systems for real estate investment management

Retirement Project Oakmont	CA	General Partners: Trransamerica Products, Inc.; TOLIC; Transameirca Oakmont Retirement Associates, a CA limited partnership. Co-General Partners of Transamerica Oakmont Retirement Associates are Transamerica Oakmont Corp. and Transamerica Products I (Administrative General Partner).	Senior living apartment complex

River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

As of 1/1/2007	C-9

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Second FGP LLC	Delaware	100% FGH USA LLC	Real estate

Seventh FGP LLC	Delaware	100% FGH USA LLC	Real estate

Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Holding company

South Glen Apartments, LLC	Iowa	100% Transamerica Affordable Housing, Inc.	Limited liability company

Southwest Equity Life Ins. Co.	Arizona	100% of Common Voting Stock AEGON USA, Inc.	Insurance

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

Stonebridge Casualty Insurance Company	Ohio	100% AEGON USA, Inc.	Insurance company

Stonebridge Group, Inc.	Delaware	100% Commonwealth General Corporation	General purpose corporation

Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company

Stonebridge International Marketing Ltd.	UK	100% Cornerstone International Holdings Ltd.	Marketing

Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company

Stonebridge Reinsurance Company	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

TA Air XI, Corp.	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

TAH-MCD IV, LLC	Iowa	100% Transamerica Affordable Housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership

TBC III, Inc.	Delaware	100% TFCFC Asset Holdings, Inc.	Special purpose corporation

TBK Insurance Agency of Ohio, Inc.	Ohio	500 shares non-voting common stock owned by Transamerica Financial Advisors, Inc.; 1 share voting common stock owned by James Krost	Variable insurance contract sales in state of Ohio

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Employment, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Used for payroll for employees at TFC

TFC Properties, Inc.	Delaware	100% Transamerica Corporation	Holding company

The AEGON Trust Advisory Board: Donald J. Shepard, Joseph B.M. Streppel, Alexander R. Wynaendts, and Craig D. Vermie	Delaware		Voting Trust

The Insurance Agency for the American Working Family, Inc.	Maryland	100% Veterans Life Insurance Company	Insurance

The RCC Group, Inc.	Delaware	100% FGH USA LLC	Real estate

TIHI Mexico, S. de R.L. de C.V.	Mexico	95% TIHI; 5% TOLIC	To render and receive all kind of administrative, accountant, mercantile and financial counsel and assistance to and from any other Mexican or foreign corporation, whether or not this company is a shareholder of them

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable Housing, Inc.	California	100% TRS	General partner LHTC Partnership

As of 1/1/2007	C-10

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Annuity Service Corporation	New Mexico	100% TSC	Performs services required for structured settlements

Transamerica Aviation LLC	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica Capital, Inc.	California	100% AUSA Holding Co.	Broker/Dealer

Transamerica China Investments Holdings Limited	Hong Kong	99% TOLIC	Holding company

Transamerica Commercial Finance Corporation, I	Delaware	100% TFC	Holding company

Transamerica Consultora Y Servicios Limitada	Chile	95% TOLIC; 5% Transamerica International Holdings, Inc.	Special purpose limited liability corporation

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation (Oregon)	Oregon	100% Transamerica Corp.	Holding company

Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company

Transamerica Direct Marketing Australia Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company

Transamerica Direct Marketing Group, Mexico S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

Transamerica Direct Marketing Group-Mexico Servicios S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.

Transamerica Direct Marketing Japan K.K.	Japan	100% AEGON DMS Holding B.V.	Marketing company

Transamerica Direct Marketing Korea Ltd.	Korea	99% AEGON DMS Holding B.V.: 1% AEGON International N.V.	Marketing company

Transamerica Direct Marketing Taiwan, Ltd.	Taiwan	100% AEGON DMS Holding B.V.	Authorized business: Enterprise management consultancy, credit investigation services, to engage in business not prohibited or restricted under any law of R.O.C., except business requiring special permission of government

Transamerica Direct Marketing (Thailand), Ltd.	Thailand	93% Transamerica International Direct Marketing Consultants, LLC; remiaining 7% held by various AEGON employees	Marketing of insurance products in Thailand

Transamerica Distribution Finance - Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Finance Corporation (“TFC”)	Delaware	100% Transamerica Corp.	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	100% TSC	Broker/dealer

Transamerica Financial Institutions,Inc.	Minnesota	100% AEGON Financial Services Group,Inc.	Inactive

Transamerica Financial Life Insurance Company	New York	87.40% AEGON USA, Inc.; 12.60% TOLIC	Insurance

Transamerica Financial Resources Ins. Agency of Alabama, Inc.	Alabama	100% Transamerica Financial Advisors, Inc.	Insurance agent & broker

Transamerica Fund Advisors, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 77%; AUSA Holding Co. owns - 23%	Fund advisor

Transamerica Fund Services, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 44%; AUSA Holding Company owns 56%	Mutual fund

Transamerica Funding LP	U.K.	99% Transamerica Leasing Holdings, Inc.; 1% Transamerica Commercial Finance Corporation, I	Intermodal leasing

Transamerica Holding B.V.	Netherlands	100% AEGON International N.V.	Holding company

As of 1/1/2007	C-11

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Home Loan	California	100% Transamerica Finance Corporation	Consumer mortgages

Transamerica IDEX Mutual Funds	Delaware	100% AEGON/Transamerica Fund Advisers, Inc.	Mutual fund

Transamerica Income Shares, Inc.	Maryland	100% AEGON/Transamerica Fund Advisers, Inc.	Mutual fund

Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica Direct Marketing Consultants, LLC	Maryland	51% Hugh J. McAdorey; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica International Direct Marketing Group, Inc.	Maryland	100% Monumental General Insurance Group, Inc.	Marketing arm for sale of mass marketed insurance coverage

Transamerica International Holdings, Inc.	Delaware	100% AEGON USA, Inc.	Investments

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% AEGON USA, Inc.	Reinsurance

Transamerica Investment Management, LLC	Delaware	80% Transamerica Investment Services, Inc. as Original Member; 20% owned by Professional Members (employees of Transamerica Investment Services, Inc.)	Investment advisor

Transamerica Investment Services, Inc. (“TISI”)	Delaware	100% Transamerica Corp.	Holding company

Transamerica Investors, Inc.	Maryland	Maintains advisor status	Advisor

Transamerica Leasing Holdings, Inc.	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Occidental Life Insurance Company	Long-term life insurer in Bermuda—will primarily write fixed universal life and term insurance

Transamerica Life Canada	Canada	AEGON Canada Inc. owns 9,600,000 shares of common stock; AEGON International N.V. owns 3,568,941 shares of common stock and 184,000 shares of Series IV Preferred stock.	Life insurance company

Transamerica Life Insurance Company	Iowa	316,955 shares Common Stock owned by Transamerica Occidental Life Insurance Company; 87,755 shares Series B Preferred Stock owned by AEGON USA, Inc.	Insurance

Transamerica Marketing E Correctora De Seguros De Vida Do Brazil Ltda.	Brazil	749,000 quotes shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International N.V.	Brokerage company

Transamerica Mezzanine Financing Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Minerals Company	California	100% TRS	Owner and lessor of oil and gas properties

Transamerica Oakmont Corporation	California	100% Transamerica Products, Inc.	General partner retirement properties

Transamerica Oakmont Retirement Associates	California	Co-General Partners are Transamerica Oakmont Corporation and Transamerica Products I (Administrative General Partner)	Senior living apartments

As of 1/1/2007	C-12

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Occidental Life Insurance Company (“TOLIC”)	Iowa	1,104,117 shares Common Stock owned by Transamerica Service Company; 1,103,466 shares of Preferred Stock owned by Transamerica Corporation	Life Insurance

Transamerica Occidental’s Separate Account Fund C	California	100% TOLIC	Mutual fund

Transamerica Pacific Insurance Company, Ltd.	Hawaii	100% Transamerica Corp.	Life insurance

Transamerica Products, Inc. (“TPI”)	California	100% TSC	Holding company

Transamerica Pyramid Properties LLC	Iowa	100% TOLIC	Realty limited liability company

Transamerica Re Consultoria em Seguros e Servicos Ltda	Brazil	95% TOLIC; 5% Transamerica International Holdings, Inc.	Insurance and reinsurance consulting

Transamerica Realty Investment Properties LLC	Delaware	100% TOLIC	Realty limited liability company

Transamerica Realty Services, LLC (“TRS”)	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate investments

Transamerica Retirement Communities S.F., Inc.	Delaware	100% TFC Properties, Inc.	Inactive

Transamerica Retirement Communities S.J., Inc.	Delaware	100% TFC Properties, Inc.	Inactive

Transamerica Securities Sales Corp.	Maryland	100% TSC	Life insurance sales

Transamerica Service Company (“TSC”)	Delaware	100% TIHI	Holding company

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Trailer Leasing AG	Switzerland	100% Transamerica Leasing Holdings, Inc.	Leasing

Transamerica Trailer Leasing Sp. Z.O.O.	Poland	100% Transamerica Leasing Holdings, Inc.	Leasing

Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

Unicom Administrative Services, Inc.	Pennsylvania	100% Academy Insurance Group, Inc.	Provider of admin. services

United Financial Services, Inc.	Maryland	100% AEGON USA, Inc.	General agency

Universal Benefits Corporation	Iowa	100% AUSA Holding Co.	Third party administrator

USA Administration Services, Inc.	Kansas	100% TOLIC	Third party administrator

Valley Forge Associates, Inc.	Pennsylvania	100% Ampac Insurance Agency, Inc. (EIN #27-1720755)	Furniture & equipment lessor

Veterans Insurance Services, Inc.	Delaware	100% Ampac Insurance Agency, Inc. (EIN #27-1720755)	Special-purpose subsidiary

Veterans Life Insurance Company	Illinois	100% AEGON USA, Inc.	Insurance company

Westcap Investors, LLC	Delaware	100% Transamerica Investment Management, LLC	Inactive

Westcap Investors Series Fund, LLC	Delaware	Transamerica Investment Management, LLC is the Managing Member	This Series Fund is an unregistered investments vehicle for Transamerica Investment Management, LLC (former Westcap Investors, LLC) clients are Members

Western Reserve Life Assurance Co. of Ohio	Ohio	100% AEGON USA, Inc.	Insurance

WFG China Holdings, Inc.	Delaware	100% World Financial Group, Inc.	Hold interest in Insurance Agency located in Peoples Republic of China

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Properties Holdings, LLC	Georgia	100% World Financial Group, Inc.	Marketing

WFG Property & Casualty Insurance Agency of California, Inc.	California	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

WFG Property & Casualty Insurance Agency of Nevada, Inc.	Nevada	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

As of 1/1/2007	C-13

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
WFG Property & Casualty Insurance Agency, Inc.	Georgia	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Reinsurance Limited	Bermuda	100% World Financial Group, Inc.	Reinsurance

WFG Securities of Canada, Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

World Financial Group Holding Company of Canada Inc.	Canada	100% TIHI	Holding company

World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

World Group Securities, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Broker-dealer

Zahorik Company, Inc.	California	100% AUSA Holding Co.	Inactive

As of 1/1/2007	C-14

ITEM 27. NUMBER OF CONTRACT OWNERS

As of September 1, 2007 there were 70,047 owners of Contracts.

ITEM 28. INDEMNIFICATION

Item 28 is incorporated by reference from the Post-Effective Amendment No. 6 to the Registration Statement of the National Home Life Assurance Company Separate Account II, File No. 33-7037.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) None.

(b) Not Applicable.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

The books, accounts and other documents required by Section 31(a) under the Investment Company Act and the rules promulgated thereunder will be maintained by Manager Regulatory Filing Unit, Monumental Life Insurance Co. at 4333 Edgewood Rd NE, Cedar Rapids, IA 52499-0001, and The Vanguard Group, Inc., Valley Forge, Pennsylvania.

ITEM 31. MANAGEMENT SERVICES

All management contracts are discussed in Part A or Part B.

ITEM 32. UNDERTAKINGS

(a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

(c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Monumental Life Insurance Company represents that the fees and charges deducted under the contracts in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Monumental Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 24th day of September, 2007.

SEPARATE ACCOUNT VA DD (formerly Peoples Benefit Life Insurance Company Separate Account IV)

MONUMENTAL LIFE INSURANCE COMPANY (formerly Peoples Benefit Life Insurance Company)
Depositor

*
Henry G. Hagan
President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

* Ralph L. Arnold	Director, Chief Operations Officer and Senior Vice President

* Darryl D. Button	Director, Senior Vice President, and Chief Financial Officer

* Craig D. Vermie	Director, Senior Vice President, General Counsel, and Assistant Secretary

* Arthur C. Schneider	Director, Senior Vice President, and Chief Tax Officer

* Robert J. Kontz	Director, and Vice President

* Brenda K. Clancy	Director, Executive Vice President and Chief Operating Officer

* Marilyn Carp	Director, Executive Vice President- Director of Marketing Services Group

* Henry G. Hagan	Director, Chairman of the Board, President, and Chief Executive Officer

* Larry N. Norman	Director and Executive Vice President- Financial-Markets Group

* James A. Beardsworth	Treasurer and Senior Vice President

* Eric J. Martin	Vice President and Corporate Controller

/s/ Darin D. Smith * By Darin D. Smith	Attorney-in-Fact pursuant to powers of attorney filed previously and herewith	September 24, 2007

Registration No.

333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

SEPARATE ACCOUNT VA DD

(formerly Peoples Benefit Life Insurance Company Separate Account IV)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No.*

(1)	Resolution of the Board of Directors

(5)	Form of Application

(8)(a)	Participation Agreement (Vanguard)

(9)(a)	Opinion and Consent of Counsel

(9)(b)	Consent of Counsel

(10)(a)	Consent of Independent Registered Public Accounting Firm

(14)	Powers of Attorney

*	Page numbers included only in manually executed original.